                                                Filed Pursuant To Rule 424(b)(3)
                                                      Registration No. 333-42299



                            FIRST CITIZENS BANC CORP
                             100 EAST WATER STREET
                              SANDUSKY, OHIO 44870

                                February 9, 1998

To Our Shareholders:

    A special meeting (the "First Citizens Special Meeting") of shareholders of First Citizens Banc Corp, a bank holding company organized and existing under the laws of the State of Ohio ("First Citizens"), has been scheduled for March 17, 1998 at 2:00 p.m. at The Citizens Banking Company, 100 East Water Street, Sandusky, Ohio. The accompanying Notice of the First Citizens Special Meeting, Proxy Statement/Prospectus and Proxy Card set forth the formal business to be transacted at the First Citizens Special Meeting. I encourage you to review these materials and to attend the First Citizens Special Meeting.

    At the First Citizens Special Meeting, holders of First Citizens common shares, without par value, are being asked to consider and vote upon a proposal (the "Proposal") to adopt the Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, respectively, by and between First Citizens and The Farmers State Bank of New Washington, Ohio, a commercial bank organized and existing under the laws of the State of Ohio ("Farmers") (as amended, the "Reorganization Agreement"), and the Merger Agreement dated November 26, 1997 by and among First Citizens, Farmers and Farmers Interim Bank, a wholly-owned subsidiary of First Citizens organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger (as hereinafter defined) (the "Merger Agreement"); and to approve the transactions contemplated thereby, including the merger (the "Merger") of Farmers Interim Bank with and into Farmers. In the Merger, each outstanding common share of Farmers, par value $20.00 per share, will be converted into the right to receive 6.06 common shares, without par value, of First Citizens, upon the terms and subject to the conditions set forth in the Reorganization Agreement and the Merger Agreement, as described in the accompanying Proxy Statement/Prospectus (with cash paid in lieu of fractional shares).

    Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of Farmers and First Citizens and the approval of the Merger by various regulatory agencies.

    THE FIRST CITIZENS BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE FIRST CITIZENS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL. First Citizens' financial advisor, McDonald & Company Securities, Inc., has rendered an opinion dated July 3, 1997 and updated to the date hereof to the First Citizens Board of Directors to the effect that, as of the date hereof and based upon and subject to certain matters stated in such opinion, the exchange ratio set forth in the Merger Agreement is fair to the shareholders of First Citizens from a financial point of view.

    If the accompanying Proxy Card is executed properly and returned to First Citizens in time to be voted at the First Citizens Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted FOR approval of the Proposal. The presence of a shareholder at the First Citizens Special Meeting will not automatically revoke such shareholder's proxy. A First Citizens shareholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with or delivering a duly executed proxy bearing a later date to Donna J. Dalferro, Vice President and Secretary, First Citizens Banc Corp, 100 East Water Street, Sandusky, Ohio 44870 or by attending the First Citizens Special Meeting and advising the Secretary of the shareholder's intent to vote the shares.

    Approval of the Proposal requires the affirmative vote of a majority of the outstanding common shares of First Citizens. Accordingly, it is very important that your shares be represented at the First Citizens Special Meeting. I urge you to vote FOR the Proposal and to sign, date and return the accompanying Proxy Card as soon as possible, even if you plan to attend the First Citizens Special Meeting. This procedure will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.

                                        Very truly yours,

                                        /s/  David A. Voight

                                        ----------------------------------------
                                        David A. Voight
                                        President
                             YOUR VOTE IS IMPORTANT
 WE ENCOURAGE YOU TO SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENCLOSED
                              ENVELOPE REGARDLESS
       OF WHETHER YOU PLAN TO ATTEND THE FIRST CITIZENS SPECIAL MEETING.

                            FIRST CITIZENS BANC CORP
                             100 EAST WATER STREET
                              SANDUSKY, OHIO 44870

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of First Citizens Banc Corp:

     A special meeting (including any adjournments or reschedulings thereof, the "First Citizens Special Meeting") of shareholders of First Citizens Banc Corp, a bank holding company organized and existing under the laws of the State of Ohio ("First Citizens"), will be held on March 17, 1998 at 2:00 p.m. at The Citizens Banking Company, 100 East Water Street, Sandusky, Ohio. A Proxy Card and Proxy Statement/Prospectus for the First Citizens Special Meeting are enclosed.

     The First Citizens Special Meeting is for the purpose of considering and voting upon a proposal (the "Proposal") to:

          Adopt the Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, respectively, by and between First Citizens and The Farmers State Bank of New Washington, Ohio, a commercial bank organized and existing under the laws of the State of Ohio ("Farmers") (as amended, the "Reorganization Agreement"), and the Merger Agreement dated November 26, 1997 by and among First Citizens, Farmers and Farmers Interim Bank, a wholly-owned subsidiary of First Citizens organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger (as hereinafter defined) (the "Merger Agreement"); and approve the transactions contemplated thereby, including the merger (the "Merger") of Farmers Interim Bank with and into Farmers. Copies of the Reorganization Agreement and the Merger Agreement are attached as Appendices A and B, respectively, to the accompanying Proxy Statement/Prospectus.

     No other business will be transacted at the First Citizens Special Meeting other than possible adjournments or reschedulings thereof.

     THE FIRST CITIZENS BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF THE FIRST CITIZENS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

     The Board of Directors of First Citizens has fixed the close of business on January 30, 1998 as the record date for determination of the shareholders of First Citizens entitled to notice of and to vote at the First Citizens Special Meeting.

     It is very important that your shares be represented at the First Citizens Special Meeting. You are urged to complete and sign the accompanying Proxy Card, which is solicited by the Board of Directors of First Citizens and to mail it promptly in the enclosed envelope. All proxies are important, so please complete each Proxy Card sent to you and return it in the envelope provided.

                                          David A. Voight
                                          President

February 9, 1998

                 THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
                            102 SOUTH KIBLER STREET
                        NEW WASHINGTON, OHIO 44854-9401

                                February 9, 1998

To Our Shareholders:

    A special meeting (the "Farmers Special Meeting") of shareholders of The Farmers State Bank of New Washington, Ohio, a commercial bank organized and existing under the laws of the State of Ohio ("Farmers") has been scheduled for March 18, 1998 at 2:00 p.m. at 102 South Kibler Street, New Washington, Ohio. The accompanying Notice of the Farmers Special Meeting, Proxy Statement/Prospectus and Proxy Card set forth the formal business to be transacted at the Farmers Special Meeting. I encourage you to review these materials and to attend the Farmers Special Meeting.

    At the Farmers Special Meeting, holders of Farmers common shares, par value $20.00 per share, are being asked to consider and vote upon a proposal (the "Proposal") to adopt the Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, respectively, by and between Farmers and First Citizens Banc Corp, a bank holding company organized and existing under the laws of the State of Ohio ("First Citizens") (as amended, the "Reorganization Agreement"), and the Merger Agreement dated November 26, 1997 by and among Farmers, First Citizens and Farmers Interim Bank, a wholly-owned subsidiary of First Citizens organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger (as hereinafter defined) (the "Merger Agreement"); and to approve the transactions contemplated thereby, including the merger (the "Merger") of Farmers Interim Bank with and into Farmers. In the Merger, each outstanding common share of Farmers, par value $20.00 per share, will be converted into the right to receive 6.06 common shares, without par value, of First Citizens, upon the terms and subject to the conditions set forth in the Reorganization Agreement and the Merger Agreement, as described in the accompanying Proxy Statement/Prospectus (with cash paid in lieu of fractional shares).

    Consummation of the Merger is subject to certain conditions, including, but not limited to, obtaining the requisite vote of the shareholders of Farmers and First Citizens and the approval of the Merger by various regulatory agencies.

    THE FARMERS BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE FARMERS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL. Farmers' financial advisor, Austin Associates, Inc., has rendered an opinion dated as of the date hereof to the Farmers Board of Directors to the effect that, as of the date hereof and based upon and subject to certain matters stated in such opinion, the exchange ratio set forth in the Merger Agreement is fair to the shareholders of Farmers from a financial point of view.

    If the accompanying Proxy Card is executed properly and returned to Farmers in time to be voted at the Farmers Special Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Executed but unmarked proxies will be voted FOR approval of the Proposal. The presence of a shareholder at the Farmers Special Meeting will not automatically revoke such shareholder's proxy. A Farmers shareholder may, however, revoke a proxy at any time prior to its exercise by filing a written notice of revocation with or delivering a duly executed proxy bearing a later date to Wanda J. White, Secretary, The Farmers State Bank of New Washington, Ohio, 102 South Kibler Street, New Washington, Ohio 44854-9401 or by attending the Farmers Special Meeting and advising the Secretary of the shareholder's intent to vote the shares.

    Approval of the Proposal requires the affirmative vote of the holders of two-thirds of the outstanding common shares of Farmers. Accordingly, it is very important that your shares be represented at the Farmers Special Meeting. I urge you to vote FOR the Proposal and to sign, date and return the accompanying Proxy Card as soon as possible, even if you plan to attend the Farmers Special Meeting. This procedure will not prevent you from voting in person, but will ensure that your vote is counted if you are unable to attend.
                                          Very truly yours,

                                          /s/ WILLIAM SHEAFFER
                                          William Sheaffer
                                          Interim President and C.E.O.

                             YOUR VOTE IS IMPORTANT
 WE ENCOURAGE YOU TO SIGN, DATE AND PROMPTLY RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE FARMERS SPECIAL MEETING.

                 THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
                            102 SOUTH KIBLER STREET
                        NEW WASHINGTON, OHIO 44854-9401

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of The Farmers State Bank of New Washington, Ohio:

     A special meeting (including any adjournments or reschedulings thereof, the "Farmers Special Meeting") of shareholders of The Farmers State Bank of New Washington, Ohio, a commercial bank organized and existing under the laws of the State of Ohio ("Farmers"), will be held on March 18, 1998, at 2:00 p.m., at 102 South Kibler Street, New Washington, Ohio. A Proxy Card and Proxy Statement/Prospectus for the Farmers Special Meeting are enclosed.

     The Farmers Special Meeting is for the purpose of considering and voting upon a proposal (the "Proposal") to:

          Adopt the Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, respectively, by and between Farmers and First Citizens Banc Corp, a bank holding company organized and existing under the laws of the State of Ohio ("First Citizens") (as amended, the "Reorganization Agreement"), and the Merger Agreement dated November 26, 1997 by and among Farmers, First Citizens and Farmers Interim Bank, a wholly-owned subsidiary of First Citizens organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger (as hereinafter defined) (the "Merger Agreement"); and approve the transactions contemplated thereby, including the merger (the "Merger") of Farmers Interim Bank with and into Farmers. Copies of the Reorganization Agreement and the Merger Agreement are attached as Appendices A and B, respectively, to the accompanying Proxy Statement/Prospectus.

     No other business will be transacted at the Farmers Special Meeting other than possible adjournments or reschedulings thereof.

     THE FARMERS BOARD OF DIRECTORS HAS UNANIMOUSLY CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF THE FARMERS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL.

     The Board of Directors of Farmers has fixed the close of business on January 30, 1998 as the record date for determination of the shareholders of Farmers entitled to notice of and to vote at the Farmers Special Meeting.

     It is very important that your shares be represented at the Farmers Special Meeting. You are urged to complete and sign the accompanying Proxy Card, which is solicited by the Board of Directors of Farmers and to mail it promptly in the enclosed envelope. All proxies are important, so please complete each Proxy Card sent to you and return it in the envelope provided.

                                          William Sheaffer
                                          Interim President and C.E.O.

February 9, 1998

PROXY STATEMENT/PROSPECTUS OF                           PROXY STATEMENT OF
   FIRST CITIZENS BANC CORP                           THE FARMERS STATE BANK
                                                      OF NEW WASHINGTON, OHIO

                            FIRST CITIZENS BANC CORP
                                      AND

                 THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO

                        SPECIAL MEETINGS OF SHAREHOLDERS

                   First Citizens Banc Corp -- March 17, 1998

        The Farmers State Bank of New Washington, Ohio -- March 18, 1998

     This Proxy Statement/Prospectus is being furnished to shareholders of record on January 30, 1998 of First Citizens Banc Corp, a bank holding company organized and existing under the laws of the State of Ohio ("First Citizens"), and shareholders of record on January 30, 1998, of The Farmers State Bank of New Washington, Ohio, a commercial bank organized and existing under the laws of the State of Ohio ("Farmers"), in connection with the solicitation of proxies by First Citizens and Farmers for use at the special meetings of their respective shareholders (the "Special Meetings"). The Special Meeting of First Citizens Shareholders (the "First Citizens Special Meeting") is to be held at The Citizens Banking Company, 100 East Water Street, Sandusky, Ohio 44870 on March 17, 1998, at 2:00 p.m., local time, and at any adjournment or adjournments thereof; and the Special Meeting of Farmers shareholders (the "Farmers Special Meeting") is to be held at 102 South Kibler Street, New Washington, Ohio, on March 18, 1998, at 2:00 p.m., local time, and at any adjournment or adjournments thereof.

     At each of the Special Meetings, the respective shareholders of First Citizens and Farmers will be asked to approve an Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, respectively, by and between First Citizens and Farmers (as amended, the "Reorganization Agreement") and the Merger Agreement dated November 26, 1997 by and among First Citizens, Farmers and Farmers Interim Bank, a wholly-owned subsidiary of First Citizens organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger (as hereinafter defined) (the "Merger Agreement"); and to approve the transactions contemplated thereby, including the merger (the "Merger") of Farmers Interim Bank with and into Farmers. Copies of the Reorganization Agreement and the Merger Agreement are attached to this Proxy Statement/Prospectus as Appendices A and B, respectively, and are incorporated herein by reference.

     The shares of First Citizens and Farmers represented by proxy will be voted at the respective Special Meetings of First Citizens and Farmers as specified by their respective shareholders. In each case, executed but unmarked proxies will be voted FOR approval of the Merger. Upon consummation of the Merger, each outstanding common share of Farmers, par value $20.00 per share, (consisting of 200,000 common shares) (the "Farmers Common Shares"), other than shares held by shareholders who exercise their right to be dissenting shareholders, will be converted into the right to receive 6.06 common shares of First Citizens, without par value (the "First Citizens Common Shares"), upon the terms and subject to the conditions set forth in the Reorganization Agreement and the Merger Agreement (the "Exchange Ratio"). Dissenters' rights are described in the section entitled "PROPOSED MERGER -- Rights of Dissenting Shareholders." For a more detailed description of the Reorganization Agreement and the Merger Agreement, the Exchange Ratio and the terms of the Merger, see "PROPOSED MERGER." The last sale price of First Citizens Common Shares on the Nasdaq Bulletin Board at January 30, 1998 was $38.81.

     This Proxy Statement/Prospectus constitutes the Proxy Statement of Farmers and the Proxy Statement/Prospectus of First Citizens covering the First Citizens Common Shares to be issued pursuant to the Merger.

     This Proxy Statement/Prospectus and the accompanying Proxy Card (relating to the First Citizens Special Meeting or the Farmers Special Meeting, as the case may be) are first being mailed to First Citizens shareholders and Farmers shareholders on or about February 13, 1998.

   THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE
  FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS
          ASSOCIATION INSURANCE FUND OR ANY OTHER GOVERNMENTAL AGENCY.

    THE SECURITIES TO BE OFFERED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY
   PASSED UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The date of this Proxy Statement/Prospectus is February 9, 1998.

                             AVAILABLE INFORMATION

     First Citizens is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by First Citizens can be inspected and copied at the public reference facilities maintained by the Commission in Washington, D.C., and at its Regional Office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements and other information filed by First Citizens. The Commission's Internet address is http://www.sec.gov. First Citizens Common Shares are quoted on the Nasdaq Bulletin Board and reports, proxy statements and other information concerning First Citizens are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     First Citizens has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "1933 Act"), covering the First Citizens Common Shares to be issued in connection with the Merger. This Proxy Statement/Prospectus was filed with the Registration Statement as the Prospectus of First Citizens; however, it does not contain all of the information set forth in the Registration Statement. The Registration Statement and the exhibits thereto can be inspected at the Commission's public reference room, Room 1024, 450 5th Street, N.W., Judiciary Plaza, Washington, D.C. 20549, as well as the Commission's Regional Office listed above.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, FROM DONNA J. DALFERRO, VICE PRESIDENT AND SECRETARY, FIRST CITIZENS BANC CORP, 100 EAST WATER STREET, SANDUSKY, OHIO 44870, (419) 625-4121. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY MARCH 11, 1998.

     No person has been authorized to give any information or make any representations not contained herein, and, if given or made, such information or representation must not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell any securities other than the securities to which it relates or an offer to sell any securities covered by this Proxy Statement/Prospectus in any jurisdiction where, or to any person to whom, it is unlawful to make such an offer. Neither the delivery hereof nor any distribution of securities by First Citizens made hereunder shall, under any circumstances, create an implication that there has been no change in the facts herein set forth since the date hereof.

     All information concerning First Citizens contained in this Proxy Statement/Prospectus has been furnished by First Citizens and all information concerning Farmers has been furnished by Farmers.

                           INCORPORATION BY REFERENCE

     The following documents filed with the Commission under the 1934 Act by First Citizens are incorporated by reference into this Proxy Statement/Prospectus: (a) First Citizens' annual report on Form 10-K for the year ended December 31, 1996, (b) First Citizens' quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and
(c) First Citizens' current report on Form 8-K dated July 3, 1997.

     All documents filed by First Citizens under Sections 13(a), 13(c), 14, or 15(d) of the 1934 Act after the date of this Proxy Statement/Prospectus and prior to the date of the Farmers Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded, shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     The information relating to First Citizens contained in this Proxy Statement/Prospectus should be read together with the information in the documents incorporated by reference.

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF FIRST CITIZENS FOLLOWING THE CONSUMMATION OF THE MERGER. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED (3) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (4) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF FIRST CITIZENS AND FARMERS ARE GREATER THAN EXPECTED; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT WHICH MAY REDUCE MARGINS; AND (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE AREA IN WHICH FIRST CITIZENS AND FARMERS WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED. FURTHER INFORMATION ON OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF FIRST CITIZENS AFTER THE MERGER IS INCLUDED IN THE COMMISSION FILINGS INCORPORATED BY REFERENCE HEREIN.

                 THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
                            FIRST CITIZENS BANC CORP
                           PROXY STATEMENT/PROSPECTUS

                               TABLE OF CONTENTS

                                                                                        PAGE
                                                                                        ----
AVAILABLE INFORMATION.................................................................    i

INCORPORATION BY REFERENCE............................................................    i

SUMMARY...............................................................................    1

PRO FORMA SELECTED FINANCIAL INFORMATION..............................................    7

COMPARATIVE PER SHARE DATA............................................................    8

COMPARATIVE MARKET VALUE DATA.........................................................    9

INFORMATION CONCERNING THE FIRST CITIZENS SPECIAL MEETING.............................    9
  General.............................................................................    9
  Solicitation, Voting and Revocability of Proxies....................................    9

INFORMATION CONCERNING THE FARMERS SPECIAL MEETING....................................   11
  General.............................................................................   11
  Solicitation, Voting and Revocability of Proxies....................................   11
PROPOSED MERGER.......................................................................   12
  First Citizens Background and Reasons for the Merger................................   12
  Recommendation of the First Citizens Board of Directors.............................   13
  Farmers Background and Reasons for the Merger.......................................   13
  Recommendation of the Farmers Board of Directors....................................   14
  Description of the Merger...........................................................   15
  Exchange of Farmers Common Shares...................................................   15
  Fairness Opinion of McDonald & Company..............................................   15
  Fairness Opinion of Austin Associates, Inc..........................................   19
  Effective Time of the Merger........................................................   21
  Payment of Cash in Lieu of Fractional Shares........................................   21
  Surrender of Certificates...........................................................   22
  Interest of Management in the Merger................................................   22
  Rights of Dissenting Shareholders...................................................   23
  Federal Income Tax Consequences of the Merger.......................................   23
  Regulatory Approvals................................................................   24
  Business Pending the Merger.........................................................   25
  Other Provisions of the Reorganization Agreement and the Merger Agreement...........   26
     Representations and Warranties...................................................   26
     Conditions to the Merger.........................................................   26
     Amendments; Termination..........................................................   27
     Expenses of the Merger...........................................................   28
  Operations of Farmers After the Merger..............................................   28
  Accounting Treatment................................................................   28
  Resale of First Citizens Common Shares..............................................   28

DESCRIPTION OF FIRST CITIZENS COMMON SHARES...........................................   29
  General.............................................................................   29
  Provisions Relating to Business Combinations........................................   29
     Business Combinations............................................................   29

                                                                                        PAGE
     Board Considerations.............................................................   29
     Shareholder Approval.............................................................   30

COMPARATIVE RIGHTS OF FARMERS' SHAREHOLDERS...........................................   30
  Authorized and Outstanding Shares...................................................   30
  Notice of Shareholder Meetings......................................................   30
  Quorum..............................................................................   30
  Voting..............................................................................   31
  Nomination of Directors.............................................................   31
  Number of Directors.................................................................   31

PRO FORMA FINANCIAL INFORMATION.......................................................   32

INFORMATION WITH RESPECT TO FIRST CITIZENS............................................   39
  Business............................................................................   39
  Selected Financial Information......................................................   39
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations for the Quarter and Nine Months Ended September 30, 1997..............   39
  Certain Statistical Information With Respect to First Citizens......................   39
  Management..........................................................................   40
  Security Ownership of Management....................................................   41
  Market Price of First Citizens Common Shares........................................   43
  Information Incorporated by Reference...............................................   43

INFORMATION WITH RESPECT TO FARMERS...................................................   43
  Business............................................................................   43
  Market Price and Dividends on Farmers Common Shares.................................   45
  Selected Financial Information......................................................   46
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................   46
     Introduction.....................................................................   46
     Overview.........................................................................   47
     Comparison of Operating Results for the Nine Months Ended September 30, 1997 and
      1996............................................................................   49
     Comparison of Operating Results for the Years Ended December 31, 1996 and 1995...   50
     Asset Quality....................................................................   51
     Summary of Loan Loss Experience..................................................   52
     Comparison of September 30, 1997 and December 31, 1996 Financial Condition.......   52
     Comparison of December 31, 1996 and 1995 Financial Condition.....................   53
     Capital Resources................................................................   53
     Liquidity........................................................................   54
     Asset/Liability Management.......................................................   54
     Impact of Inflation on Changing Prices...........................................   55
  Certain Statistical Information With Respect to Farmers.............................   55
     Distribution of Assets, Liabilities and Shareholders' Equity, Interest Rates and
      Interest Differential...........................................................   55
     Investment Portfolio.............................................................   55
     Loan Portfolio...................................................................   57
     Summary of Loan Loss Experience..................................................   58
     Deposits.........................................................................   58
     Return on Equity and Assets......................................................   59
     Short-Term Borrowings............................................................   59
  Management..........................................................................   59
  Security Ownership of Management and Certain Beneficial Owners......................   60

                                                                                        PAGE
EXPERTS...............................................................................   61

LEGAL OPINIONS........................................................................   61

INDEMNIFICATION.......................................................................   61

INDEX TO FINANCIAL INFORMATION........................................................   62

APPENDICES:

  A.     Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25,
         1997, November 26, 1997 and January 26, 1998, respectively
  B.     Merger Agreement dated November 26, 1997
  C.     Dissenters' Rights Under Sections 1115.19 and 1701.85 of the Ohio Revised Code
  D.     Fairness Opinion of McDonald & Company Securities, Inc. dated as of the date hereof
  E.     Fairness Opinion of Austin Associates, Inc. dated as of the date hereof

                                    SUMMARY

     This summary is necessarily general and abbreviated and has been prepared to assist the respective shareholders of First Citizens and Farmers in their review of the Proxy Statement/Prospectus. The summary is not intended to be a complete explanation of the matters covered in the Proxy Statement/Prospectus and is qualified in all respects by reference to the more detailed information contained in the Proxy Statement/Prospectus and the Appendices hereto, which the respective shareholders of First Citizens and Farmers are urged to read carefully.

                                  THE PARTIES

FIRST CITIZENS BANC CORP...  First Citizens is a bank holding company organized and existing under the laws of the State of Ohio and registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to the Bank Holding Company Act of 1956, as amended. First Citizens has three wholly-owned banking subsidiaries: The Citizens Banking Company, a commercial bank organized and existing under the laws of the State of Ohio ("CBC"); The Castalia Banking Company, a commercial bank organized and existing under the laws of the State of Ohio ("Castalia"); and Farmers Interim Bank, an interim bank organized and existing under the laws of the State of Ohio for the limited purpose of effecting the Merger. See "PROPOSED MERGER -- Description of the Merger." In addition, First Citizens has two wholly-owned nonbank subsidiaries which provide services related to its primary business: SCC Resources, Inc., a data processing services company; and R.A. Reynolds Appraisal Services, Inc., a real estate appraisal services company. As of September 30, 1997 and December 31, 1996, First Citizens had total consolidated assets of approximately $317.9 million and $302.8 million and total shareholders' equity of approximately $36.1 million and $34.4 million, respectively.

                             First Citizens' primary business is incidental to its two operating bank subsidiaries, CBC and Castalia. Located in Erie County, Ohio, both CBC and Castalia conduct a general banking business which involves collecting customer deposits, making loans and purchasing securities. Commercial banking accounts for substantially all of the revenue, operating income and assets of First Citizens. First Citizens Common Shares are traded on the Nasdaq Bulletin Board under the symbol "FCZA." For the nine months ended September 30, 1997, First Citizens' annualized return on average assets and return on average equity was 1.34% and 10.44%, respectively. First Citizens' principal executive offices are located at 100 East Water Street, Sandusky, Ohio 44870. The telephone number of First Citizens' executive offices is (419) 625-4121.

THE FARMERS STATE BANK OF
NEW WASHINGTON, OHIO.......  Farmers is a commercial bank organized and existing under the laws of the State of Ohio with its principal office located in New Washington, Ohio and branch offices located in Chatfield, Tiro, Richwood and Green Camp, Ohio. Farmers provides a full range of banking services, including checking and savings accounts; certificates of deposit; individual retirement accounts; commercial, real estate, consumer and agricultural loans; and safe deposit boxes. As of September 30, 1997 and December 31, 1996, Farmers had total assets of approximately $155.9 million and $153.1 million and total shareholders' equity of approximately $16.0 million and $14.3 million, respectively. Farmers' principal executive offices are located at 102 South Kibler Street, New Washington, Ohio 44854-9401. The telephone number of Farmers' executive offices is (419) 492-2177.

                          CONTRIBUTION BY THE PARTIES

     The following table summarizes the percentage of net interest income, net income, total assets and shareholders' equity to be contributed by First Citizens and Farmers, respectively, using information as of and for the nine months ended September 30, 1997, and the voting percentage each group of shareholders will have after the Merger, based on the Exchange Ratio.

                                  FIRST CITIZENS     FARMERS     TOTAL
                                  --------------     -------     -----
Net interest income...........         75.2%           24.8%     100.0%
Net income....................         73.9            26.1      100.0
Total assets..................         67.1            32.9      100.0
Shareholders' equity..........         69.4            30.6      100.0
Voting percentage after
  Merger......................         71.6            28.4      100.0

           INFORMATION CONCERNING THE FIRST CITIZENS SPECIAL MEETING

GENERAL....................  The First Citizens Special Meeting will be held at
                             The Citizens Banking Company, 100 East Water
                             Street, Sandusky, Ohio 44870 on March 17, 1998 at 2:00 p.m., local time.

                             The purpose of the First Citizens Special Meeting is to consider and vote upon the Reorganization Agreement and the Merger Agreement and the transactions contemplated thereby, as hereinafter described, including the exchange of First Citizens Common Shares for Farmers Common Shares and the Merger, on the terms described in this Proxy Statement/Prospectus. Copies of the Reorganization Agreement and the Merger Agreement are attached to this Proxy Statement/Prospectus as Appendices A and B, respectively, and are incorporated in this Proxy Statement/Prospectus by reference.

SOLICITATION AND VOTING OF
  PROXIES..................  All shareholders of record of First Citizens on
                             January 30, 1998 (the "First Citizens Record Date") will be entitled to vote at the First Citizens Special Meeting. The affirmative vote, in person or by proxy, of the holders of not less than a majority of the issued and outstanding First Citizens Common Shares are required for approval of the Reorganization Agreement and the Merger Agreement.

                             The directors and executive officers of First Citizens and their affiliates own, as of the First Citizens Record Date, 903,177 First Citizens Common Shares (approximately 29.58% of the total number of outstanding First Citizens Common Shares at such date), and have indicated an intention to vote for the Merger.

               INFORMATION CONCERNING THE FARMERS SPECIAL MEETING

GENERAL....................  The Farmers Special Meeting will be held at 102
                             South Kibler Street, New Washington, Ohio on March 18, 1998 at 2:00 p.m., local time.

                             The purpose of the Farmers Special Meeting is to consider and vote upon the Reorganization Agreement and the Merger Agreement and the transactions contemplated thereby, as hereinafter described, including the exchange of First Citizens Common Shares for Farmers Common Shares and the Merger, on the terms described in this Proxy Statement/Prospectus. Copies of the Reorganization Agreement and the Merger Agreement are attached to this Proxy Statement/Prospectus as Appendices A and B, respectively, and are incorporated in this Proxy Statement/Prospectus by reference.

SOLICITATION AND VOTING OF
  PROXIES..................  All shareholders of record of Farmers on January
                             30, 1998 (the "Farmers Record Date") will be entitled to vote at the Farmers Special Meeting. The affirmative vote, in person or by proxy, of the holders of not less than two-thirds of the issued and outstanding Farmers Common Shares are required for approval of the Reorganization Agreement and the Merger Agreement.

                             The directors and executive officers of Farmers and their affiliates own, as of the Farmers Record Date, 64,332 Farmers Common Shares (32.18% of the total number of outstanding Farmers Common Shares at such date), and have indicated an intention to vote for the Merger.

                                PROPOSED MERGER

EXCHANGE OF FARMERS........  Common Shares Upon consummation of the Merger, each
                             Farmers shareholder who does not exercise his or her right to become a dissenting shareholder will have the right to receive 6.06 First Citizens Common Shares for each Farmers Common Share exchanged therefor, plus cash in lieu of fractional shares.

                             For a complete description of the consideration to be received by Farmers shareholders, see "PROPOSED MERGER -- Exchange of Farmers Common Shares."

BACKGROUND AND REASONS FOR
THE MERGER.................  First Citizens. First Citizens' Board of Directors
                             has concluded that the Merger is in the best interests of the First Citizens shareholders because, among other things, (i) the Merger will facilitate the logical expansion of First Citizens' business into three complementary markets (Crawford, Union and Marion Counties), (ii) Farmers has the leading market share in Crawford County,
                             (iii) First Citizens has identified certain strategic initiatives which may enhance Farmers' customer service and financial performance, (iv) the Merger will potentially improve the trading market as well as increase the liquidity of the Citizens Common Shares due to the issuance of additional First Citizens Common Shares, and (v) the Merger will potentially provide for an improved earnings growth rate in the future. First Citizens' Board of Directors did not assign any particular weight to each of the factors considered. See "PROPOSED MERGER -- First Citizens Background and Reasons for the Merger."

                             Farmers. Farmers' Board of Directors has concluded that the Merger is in the best interests of Farmers and its shareholders based on, among other things,
                             (i) the business earnings and potential for future growth and prospects of Farmers and First Citizens,
                             (ii) the potential operational and managerial benefits that will be derived from the Merger,
                             (iii) the consideration to be received by Farmers shareholders in the Merger in relation to the book value and earnings of Farmers, (iv) the prices paid for Farmers' Common Shares in the limited trades known to Farmers' management, (v) the prices paid in similar merger transactions, (vi) the increased dividend rate; (vii) the tax-free nature of the stock-for-stock exchange; and (viii) the comparatively greater liquidity that Farmers' shareholders might enjoy by being shareholders of a larger institution.

                             Farmers' Board of Directors also considered its belief that First Citizens shares a community banking philosophy that will benefit the employees, depositors and customers of Farmers and the communities it serves and that the Merger will allow Farmers to offer a diversity of products and services to its customers. Farmers' Board of Directors did not assign any particular weight to each of the factors considered. See "PROPOSED MERGER -- Farmers Background and Reasons for the Merger."

FAIRNESS OPINIONS..........  First Citizens. McDonald & Company Securities, Inc.
                             ("McDonald & Company") has rendered an opinion to First Citizens' Board of Directors that as of July 3, 1997 and updated to the date hereof, the Exchange Ratio is fair from a financial point of view to the First Citizens shareholders. For additional information, see "PROPOSED MERGER-- Fairness Opinion of McDonald & Company." The opinion of McDonald & Company is attached as Appendix D to this Proxy Statement/Prospectus. First Citizens shareholders are urged to read such opinion in its entirety for a description of the procedures followed and matters considered in connection therewith.

                             Farmers. Austin Associates, Inc. ("Austin
                             Associates") orally advised Farmers' Board of Directors as of July 3, 1997, and has rendered a written opinion to Farmers' Board of Directors as of the date hereof, to the effect that the Exchange Ratio is fair from a financial point of view to the Farmers shareholders. For additional information, see "PROPOSED MERGER -- Fairness Opinion of Austin Associates." The opinion of Austin & Associates is attached as Appendix E to this Proxy Statement/Prospectus. Farmers shareholders are urged to read such opinion in its entirety for a description of the procedures followed and matters considered in connection therewith.

INTEREST OF MANAGEMENT IN
THE MERGER.................  The Reorganization Agreement provides that First
                             Citizens will offer the existing full-time employees of Farmers the opportunity to continue as employees of Farmers, as the surviving bank ("Surviving Bank") following the Merger. The Reorganization Agreement further provides, however, that such commitment shall not be deemed to be a contract of employment or construed to give Farmers' employees any rights other than as employees at will under Ohio law and Farmers' employees shall not be deemed to be third-party beneficiaries of such commitment. See "PROPOSED MERGER -- Operations of Farmers After the Merger and "Interest of Management in the Merger."

RECOMMENDATIONS OF THE
BOARDS OF DIRECTORS........  First Citizens. The First Citizens Board of
                             Directors has unanimously approved the
                             Reorganization Agreement and the Merger Agreement and believes that such agreements are fair to and in the best interests of the First Citizens shareholders. The First Citizens Board of Directors unanimously recommends that the First Citizens shareholders adopt the Reorganization Agreement and the Merger Agreement.

                             Farmers. The Farmers Board of Directors has unanimously approved the Reorganization Agreement and the Merger Agreement and believes that such agreements are fair to and in the best interests of the Farmers shareholders. The Farmers Board of Directors unanimously recommends that Farmers' shareholders adopt the Reorganization Agreement and the

                             Merger Agreement. See "PROPOSED
                             MERGER -- Recommendations of the Boards of
                             Directors."

DISSENTERS' RIGHTS.........  Holders of Farmers Common Shares may exercise their right to become dissenting shareholders to the extent, and in strict compliance with the procedure, specified in Sections 1115.19 and 1701.85 of the Ohio Revised Code. HOLDERS OF FARMERS COMMON SHARES WHO WANT TO EXERCISE THEIR DISSENTERS' RIGHTS MUST NOT VOTE IN FAVOR OF THE MERGER AGREEMENT AT FARMERS' SPECIAL MEETING AND MUST SEND WRITTEN DEMANDS FOR PAYMENT FOR THEIR FARMERS COMMON SHARES WITHIN TEN DAYS AFTER THE FARMERS SPECIAL MEETING. See "PROPOSED
                             MERGER -- Rights of Dissenting Shareholders" and the text of Sections 1701.85 and 1115.19 of the Ohio Revised Code attached to this Proxy Statement/Prospectus as Appendix C.

FEDERAL INCOME TAX
  CONSEQUENCES OF THE
  MERGER...................  It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Farmers or First Citizens as a result of the Merger. The obligation of Farmers and First Citizens to consummate the Merger is conditioned on the receipt by Farmers of an opinion of its counsel, Werner & Blank Co., L.P.A., dated as of the closing date of the Merger, substantially to the effect that (i) the Merger will constitute a tax free reorganization, (ii) no gain or loss will be recognized by Farmers as a consequence of the Merger, (iii) no gain or loss will be recognized by the Farmers shareholders upon the receipt solely of First Citizens Common Shares in exchange for Farmers Common Shares, except with respect to any cash received in lieu of a fractional share interest in First Citizens Common Shares, (iv) the federal income tax basis of the First Citizens Common Shares received by the Farmers shareholders for their Farmers Common Shares will be the same as the federal income tax basis of the Farmers Common Shares surrendered in exchange therefor, and (v) the holding period for the First Citizens Common Shares received by each Farmers Shareholders in exchange for Farmers Common Shares will include the period for which the Farmers Common Shares exchanged therefor were held, provided that the exchanged Farmers Common Shares were held as capital assets by such Farmers shareholder. Farmers shareholders who exercise dissenters' rights and receive cash for their Farmers Common Shares will be treated as having received a distribution in redemption of their shares which will result in such shareholders receiving income for federal income tax purposes.

                             All Farmers shareholders should read carefully the description under "PROPOSED MERGER -- Federal Income Tax Consequences of the Merger," and should consult their own tax advisors concerning these matters.

CONDITIONS; AMENDMENTS;
  TERMINATION..............  Completion of the Merger is contingent upon approval of the Reorganization Agreement and the Merger Agreement by the respective shareholders of Farmers and First Citizens and certain regulatory authorities and upon certain other conditions described in this Proxy Statement/Prospectus. Neither the Reorganization Agreement nor the Merger Agreement may be amended except by a written agreement executed by the parties. Both the Reorganization Agreement and the Merger Agreement may be terminated and the Merger abandoned by mutual agreement of First Citizens and Farmers, or by either First Citizens or Farmers in the event of failure to satisfy certain conditions, or if the Merger has not been consummated by April 30, 1998. In addition, the Merger Agreement may be terminated (i) by Farmers or Farmers Interim Bank if, prior to the consummation of the Merger, there has been a final judicial determination that any material provision of the Merger Agreement is illegal, invalid or unenforceable; and (ii) by Farmers if the market price for the First Citizens Common Shares falls below a certain level.

                             See "PROPOSED MERGER -- Other Provisions of the Reorganization Agreement and the Merger Agreement."

MANAGEMENT AFTER THE
MERGER.....................  Upon completion of the Merger, Farmers Interim Bank will be merged with and into Farmers, with Farmers as the Surviving Bank. At the Effective Time, the Board of Directors of the Surviving Bank shall consist of all of the persons who were directors of Farmers immediately prior to the Effective Time, plus two nominees of First Citizens. See "PROPOSED MERGER -- Operations of Farmers After the Merger."

                   COMPARATIVE RIGHTS OF FARMERS SHAREHOLDERS

     The rights of shareholders of First Citizens and shareholders of Farmers, while similar in many respects, also differ in some respects. For a description of the relative rights of the holders of First Citizens Common Shares and Farmers Common Shares, see "COMPARATIVE RIGHTS OF FARMERS SHAREHOLDERS." First Citizens' Articles of Incorporation include provisions governing certain business combinations involving First Citizens. For a description of this provision, see "DESCRIPTION OF FIRST CITIZENS COMMON SHARES -- Provisions Relating to Business Combinations."

                    PRO FORMA SELECTED FINANCIAL INFORMATION

     The table below sets forth selected pro forma financial information for First Citizens and Farmers combined as of and for the nine months ended September 30, 1997 and 1996, and as of and for the years ended December 31, 1996, 1995 and 1994. This information is derived from and should be read in conjunction with the historical financial statements of First Citizens and Farmers that are incorporated by reference or appear elsewhere in this Proxy Statement/Prospectus, and with the pro forma condensed consolidated financial statements of First Citizens, which give effect to the Merger and which appear in this Proxy Statement/Prospectus under the caption "PRO FORMA FINANCIAL INFORMATION." The pro forma condensed consolidated financial information has been prepared based on the use of the "pooling-of-interests" method of accounting, assuming that 1,212,000 First Citizens Common Shares will be issued and that no Farmers shareholders will dissent. This information will vary if any Farmers shareholders exercise dissenter rights with respect to the Merger. The historical financial information of First Citizens and Farmers has been combined for each period presented. For a discussion of the pooling-of-interests method of accounting and the condition to First Citizens' and Farmers' obligations under the Reorganization Agreement that the Merger qualify for the pooling-of-interests method of accounting, see "PROPOSED MERGER -- Accounting Treatment" and "Other Provisions of the Reorganization Agreement and the Merger Agreement."

PRO FORMA SELECTED FINANCIAL INFORMATION

                                      AS OF AND FOR THE
                                      NINE MONTHS ENDED                  AS OF AND FOR THE
                                        SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                   ------------------------    --------------------------------------
                                      1997          1996          1996          1995          1994
                                   ----------    ----------    ----------    ----------    ----------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Net interest income..............  $   13,049    $   12,182    $   16,485    $   16,047    $   16,213
Provision for loan losses........       1,014           512           733           457           433
Net income.......................       3,800         4,089         5,568         5,278         5,377

PER SHARE DATA:
Net income.......................  $      .89    $      .96    $     1.31    $     1.24    $     1.26
Cash dividends...................         .30           .27           .80           .57           .34
Book value at period end.........       12.21         11.40         11.42         10.92          9.50
Weighted average shares
  outstanding....................   4,263,504     4,263,504     4,263,504     4,263,504     4,263,504

BALANCE SHEET DATA (AT PERIOD
  END):
Total assets.....................  $  473,736    $  455,500    $  455,908    $  446,819    $  431,059
Net loans........................     285,010       251,910       260,023       240,358       226,757
Total deposits...................     390,745       374,854       375,810       369,241       363,136
Total shareholders' equity.......      52,059        48,607        48,688        46,563        40,496

                           COMPARATIVE PER SHARE DATA

     The following table sets forth First Citizens' and Farmers' historical per share data and pro forma combined per share data. The information is based on the historical financial statements of First Citizens and Farmers. The pro forma data do not purport to be indicative of the results of future operations or the actual results that would have occurred had the Merger been consummated at the beginning of the periods presented. The pro forma data give effect to the Merger and are based on numerous assumptions and estimates. The pro forma data are included as required by the rules of the Commission and are provided for comparative purposes only. The pro forma combined per share data and Farmers equivalent per share data are prepared assuming 1,212,000 First Citizens Common Shares will be issued based on the Exchange Ratio. See "PROPOSED
MERGER -- Exchange of Farmers Common Shares."

  FIRST CITIZENS BANC CORP AND THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
                           COMPARATIVE PER SHARE DATA

                                                      AS OF AND
                                                         FOR
                                                       THE NINE
                                                     MONTHS ENDED     AS OF AND FOR THE YEAR ENDED
                                                      SEPTEMBER               DECEMBER 31,
                                                         30,          ----------------------------
                                                         1997          1996       1995       1994
                                                     ------------     ------     ------     ------
NET INCOME PER COMMON SHARE:
Historical:
  First Citizens...................................     $ 0.92        $ 1.30     $ 1.21     $ 1.20
  Farmers..........................................       4.96          8.02       7.98       8.60
Pro Forma Combined.................................       0.89          1.31       1.24       1.26
Equivalent Amount of Farmers.......................       5.39          7.94       7.51       7.64

DIVIDENDS PER COMMON SHARE:
Historical:
  First Citizens...................................     $ 0.42        $ 1.02     $ 0.71     $ 0.41
  Farmers..........................................       0.00          1.40       1.20       1.00
Pro Forma Combined.................................       0.42          1.02       0.71       0.41
Equivalent Amount of Farmers.......................       1.82          4.85       3.45       2.06

BOOK VALUE PER COMMON SHARE:
Historical:
  First Citizens...................................     $11.83        $11.28     $11.08     $10.46
  Farmers..........................................      79.77         73.42      63.94      42.78
Pro Forma Combined.................................      12.21         11.42      10.92       9.50
Equivalent Amount of Farmers.......................      73.99         69.21      66.18      57.57

                         COMPARATIVE MARKET VALUE DATA

     First Citizens Common Shares are traded on the Nasdaq National Bulletin Board under the symbol "FCZA." Farmers Common Shares are not traded in any established market. The information presented in the following table reflects the last reported sale price for First Citizens on July 2, 1997, the last trading day preceding execution of the Reorganization Agreement; the sale price for Farmers Common shares in the most recent transaction occurring prior to July 3, 1997, of which Farmers' management is aware; and the equivalent per share basis of Farmers. The equivalent per share basis has been calculated by multiplying the last reported sale price on such date by the Exchange Ratio. The market value of the consideration to be received by the Farmers Shareholders will depend on the market value of a share of First Citizens Common Shares at such time. No assurance can be given as to what the market price of First Citizens Common Shares will be if and when the Merger is consummated. See also "INFORMATION WITH RESPECT TO FIRST CITIZENS-- Market Price of First Citizens Common Shares" and "INFORMATION WITH RESPECT TO FARMERS--Market Price and Dividends on Farmers Common Shares."

  FIRST CITIZENS BANC CORP AND THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
                            COMPARATIVE MARKET VALUE
                                  JULY 2, 1997

                                                                                     FARMERS
                                                                                    EQUIVALENT
                                                                                    PER SHARE
                                                 FIRST CITIZENS       FARMERS         BASIS
                                                 --------------       -------       ----------
        Common Shares..........................      $34.50(1)        $72.00 (2)     $ 209.07

---------------

(1) Based on the last trade of First Citizens Common Shares on July 2, 1997, as reported on the Nasdaq Bulletin Board.

(2) Based on the last trade of Farmers Common Shares prior to July 3, 1997, of which Farmers' management is aware.

           INFORMATION CONCERNING THE FIRST CITIZENS SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of First Citizens Common Shares as part of the solicitation of proxies by the First Citizens Board of Directors for use at the First Citizens Special Meeting to be held on March 17, 1998 at 2:00 p.m., at The Citizens Banking Company, 100 East Water Street, Sandusky, Ohio 44870, including any adjournments or reschedulings thereof. This Proxy Statement/Prospectus and the accompanying Proxy Card are first being mailed to shareholders of First Citizens on or about February 13, 1998.

     The purpose of the First Citizens Special Meeting is to consider and vote upon the Proposal to adopt the Reorganization Agreement and the Merger Agreement and to approve the transactions contemplated thereby, including the Merger. No other business will be transacted at the First Citizens Special Meeting other than possible adjournments or reschedulings thereof.

     The Merger is subject to a number of conditions, including the receipt of required regulatory and shareholder approvals. (See "PROPOSED
MERGER -- "Regulatory Approvals" and "Other Provisions of the Reorganization Agreement and the Merger Agreement.")

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

     The First Citizens Board of Directors has fixed the close of business on January 30, 1998 (the "First Citizens Record Date") as the record date for the determination of the shareholders of First Citizens entitled to notice of and to vote at the First Citizens Special Meeting. Only holders of record of First Citizens Common Shares at the close of business on the First Citizens Record Date will be entitled to vote on each matter properly presented at the First Citizens Special Meeting. On the First Citizens Record Date, 3,051,504 First Citizens Common Shares were issued and outstanding. Votes may be cast in person or by proxy, and each First Citizens Common Share entitles its holder to one vote. Pursuant to the First Citizens Code of Regulations and in accordance with the Ohio Revised Code ("ORC"), the presence of the holders of a majority of the First Citizens Common Shares issued and outstanding, in person or by proxy, and entitled to vote at the First Citizens Special Meeting is required for and shall constitute a quorum for the transaction of business at the First Citizens Special Meeting. For such purpose, abstentions and broker non-votes will be counted in establishing the quorum. A majority of the First Citizens Common Shares present at the First Citizens Special Meeting, in person or by proxy, whether or not constituting a quorum, may vote to, or the First Citizens Board in its discretion may, adjourn the First Citizens Special Meeting from time to time without further notice, including for the purpose of soliciting additional proxies. Under the First Citizens Articles of Incorporation and the ORC, the affirmative vote of the holders of at least a majority of the total number of outstanding First Citizens Common Shares entitled to vote at the First Citizens Special Meeting is required to approve the Proposal. An abstention and a broker non-vote would thus have the same effect as a vote against the Proposal.

     Only shareholders of record on the First Citizens Record Date are eligible to give their proxies. Therefore, shareholders owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return their proxy cards to such brokerage firm, bank or other institution in the envelope provided by that firm. In addition, under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the Proposal without specific instructions from such customers. Given that the First Citizens Articles of Incorporation require the affirmative vote of the holders of a majority of the outstanding First Citizens Common Shares entitled to vote at the First Citizens Special Meeting in order to approve the Proposal, the failure of such customers to provide specific instructions with respect to their First Citizens Common Shares to their broker will have the effect of a vote against the approval of the Proposal. Failure to return a properly executed proxy card or to vote at the First Citizens Special Meeting will have the same effect as a vote against the Proposal.

     Proxies in the accompanying form which are properly executed and returned to First Citizens will be voted at the First Citizens Special Meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Proxy Committee, on such other matters as may properly come before the meeting. If a shareholder returns a proxy card that is signed, dated and not marked, that shareholder will be deemed to have voted FOR the Proposal. An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the First Citizens Special Meeting and advising the Secretary of the shareholder's intent to vote the shares or by sending a written, signed and dated revocation which clearly identifies the proxy being revoked to the principal executive offices of First Citizens at 100 East Water Street, Sandusky, Ohio 44870, Attention: Donna
J. Dalferro, Vice President and Secretary. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. In addition, shareholders whose First Citizens Common Shares are not registered in their own name will need additional documentation from the record holder of such shares to vote in person at the First Citizens Special Meeting.

     Proxies may be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made in the same manner by directors, officers and other representatives of First Citizens who will not be specially compensated for such activities, but who may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of First Citizens Common Shares for which they hold of record, and First Citizens will reimburse them for their reasonable out-of-pocket expenses.

     The expenses related to the proxy solicitation for the First Citizens Special Meeting will be borne by First Citizens, except that the cost of preparing and mailing this Proxy Statement/Prospectus will be shared by First Citizens and Farmers.

     The directors and executive officers of First Citizens and their affiliates own, as of the First Citizens Record Date, 903,177 First Citizens Common Shares (approximately 29.60% of the total number of outstanding shares of First Citizens Common Shares at such date).

               INFORMATION CONCERNING THE FARMERS SPECIAL MEETING

GENERAL

     This Proxy Statement/Prospectus is being furnished to holders of Farmers Common Shares as part of the solicitation of proxies by the Farmers Board of Directors for use at the Farmers Special Meeting to be held on March 18, 1998 at 2:00 p.m., at 102 South Kibler Street, New Washington, Ohio, including any adjournments or reschedulings thereof. This Proxy Statement/Prospectus and the accompanying Proxy Card are first being mailed to shareholders of Farmers on or about February 13, 1998.

     The purpose of the Farmers Special Meeting is to consider and vote upon the Proposal to adopt the Reorganization Agreement and the Merger Agreement and to approve the transactions contemplated thereby, including the Merger. No other business will be transacted at the Farmers Special Meeting other than possible adjournments or reschedulings thereof.

     The Merger is subject to a number of conditions, including the receipt of required regulatory and shareholder approvals. (See "PROPOSED
MERGER -- "Regulatory Approvals" and "Other Provisions of the Reorganization Agreement and the Merger Agreement.")

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

     The Farmers Board has fixed the close of business on January 30, 1998 (the "Farmers Record Date") as the record date for the determination of the shareholders of Farmers entitled to notice of and to vote at the Farmers Special Meeting. Only holders of record of Farmers Common Shares at the close of business on the Farmers Record Date will be entitled to vote on each matter properly presented at the Farmers Special Meeting. On the Farmers Record Date, 200,000 Farmers Common Shares were issued and outstanding. Votes may be cast in person or by proxy, and each Farmers Common Share entitles its holder to one vote. Pursuant to the ORC, the shareholders of Farmers present, in person or by proxy, shall constitute a quorum for the transaction of business at the Farmers Special Meeting. A majority of the Farmers Common Shares present at the Farmers Special Meeting, in person or by proxy, may vote to adjourn the Farmers Special Meeting from time to time without further notice, including for the purpose of soliciting additional proxies. Under the ORC, the affirmative vote of the holders of at least two-thirds of the total number of outstanding Farmers Common Shares entitled to vote at the Farmers Special Meeting is required to approve the Proposal. An abstention and a broker non-vote would thus have the same effect as a vote against the Proposal.

     Only shareholders of record on the Farmers Record Date are eligible to give their proxies. Therefore, shareholders owning shares held in the name of a brokerage firm, bank, or other institution should sign, date and return their proxy cards to such brokerage firm, bank or other institution in the envelope provided by that firm. In addition, under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval of the Proposal without specific instructions from such customers. Given that the ORC requires the affirmative vote of the holders of two-thirds of the outstanding Farmers Common Shares entitled to vote at the Farmers Special Meeting in order to approve the Proposal, the failure of such customers to provide specific instructions with respect to their Farmers Common Shares to their broker will have the effect of a vote against the approval of the Proposal. Failure to return a properly executed proxy card or to vote at the Farmers Special Meeting will have the same effect as a vote against the Proposal.

     Proxies in the accompanying form which are properly executed and returned to Farmers will be voted at the Farmers Special Meeting in accordance with the shareholders' instructions contained in such proxies and, at the discretion of the Proxy Committee, on such other matters as may properly come before the meeting. If a shareholder returns a proxy card that is signed, dated and not marked, that shareholder will be deemed to have voted for the Proposal. An executed proxy may be revoked at any time prior to its exercise by submitting another proxy with a later date, by appearing in person at the Farmers Special Meeting and advising the Secretary of the shareholder's intent to vote the shares or by sending a written, signed and dated revocation which clearly identifies the proxy being revoked to the principal executive offices of Farmers at 102 South Kibler Street, New Washington, Ohio 44854-9401, Attention: Wanda J. White, Secretary. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the proxy previously given is no longer effective. In addition, shareholders whose Farmers Common Shares are not registered in their own name will need additional documentation from the record holder of such shares to vote in person at the Farmers Special Meeting.

     Proxies may be solicited by mail, telephone, telegraph, telex, telecopier and advertisement and in person. Solicitation may be made in the same manner by directors, officers and other representatives of Farmers who will not be specially compensated for such activities, but who may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation.

     Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the solicitation materials to the beneficial owners of Farmers Common Shares for which they hold of record, and Farmers will reimburse them for their reasonable out-of-pocket expenses.

     The expenses related to the proxy solicitation for the Farmers Special Meeting will be borne by Farmers, except that the cost of preparing and mailing this Proxy Statement/Prospectus will be shared by Farmers and First Citizens.

     The directors and executive officers of Farmers and their affiliates own, as of the Farmers Record Date, 64,332 Farmers Common Shares representing 32.18% of the total number of outstanding shares of Farmers Common Shares at such date.

                                PROPOSED MERGER

     The following description of certain aspects of the Merger does not purport to be complete and is qualified in its entirety by reference to the Reorganization Agreement and the Merger Agreement which are set forth in Appendices A and B, respectively, attached to and incorporated by reference in this Proxy Statement/Prospectus. All shareholders are urged to read the Reorganization Agreement and the Merger Agreement in their entirety.

FIRST CITIZENS BACKGROUND AND REASONS FOR THE MERGER

  Background of the Merger

     On or about March 12, 1997, the management of First Citizens was approached by Austin Associates as to the level of interest First Citizens might have in an acquisition of Farmers. Management brought this inquiry to the attention of the Board of Directors of First Citizens. Because Farmers was within the size and geographic location initially set in First Citizens' planning sessions, the First Citizens Board directed management to obtain the package of information from Austin Associates, solicit input from McDonald & Company and prepare a presentation to the Board on the viability of such a merger.

     During the month of May, 1997, First Citizens conducted its initial due diligence investigation of Farmers. On June 6, 1997, First Citizens submitted a final proposal to Farmers regarding the proposed acquisition.

     During the last several weeks of June, 1997, First Citizens and Farmers and their respective representatives negotiated the financial and other terms of the Reorganization Agreement on an "arm's length" basis. First Citizens and Farmers entered into the Reorganization Agreement on July 3, 1997.

     The Reorganization Agreement was amended on November 25, 1997 to extend the target date for consummation of the Merger from February 1, 1998 to February 28, 1998. The Reorganization Agreement was amended again on November 26, 1997 to remove certain time constraints relating to the consummation of the Merger and reduce the Exchange Ratio from 6.5 to 6.06. The Reorganization Agreement was amended a third time on January 26, 1998 to further extend the target date for consummation of the Merger from February 28,

1998 to any date on or before April 30, 1998. Each such amendment was approved in advance by the respective Boards of First Citizens and Farmers. The Merger Agreement was executed by Farmers, First Citizens and Farmers Interim Bank on November 26, 1997.

  Reasons for the Merger

     In reaching the determination that the Merger is fair to, and in the best interests of, First Citizens' shareholders, the First Citizens Board consulted with First Citizens' management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following, which include all of the material factors considered:

          (i) the Merger will facilitate the logical expansion of First Citizens' business into three complementary markets in Ohio (Crawford, Union and Marion Counties);

          (ii) Farmers has the leading market share in Crawford County, with approximately 17.1% of total deposits in the Crawford County market;

          (iii) First Citizens believes it will have an opportunity to enhance Farmers' net interest margin through an increase in Farmers' loan volume;

          (iv) First Citizens believes it will be able to improve Farmers' noninterest revenues through the addition of trust, securities brokerage, automated teller machines and expanded demand deposit products which are currently not offered to Farmers' customers;

          (v) the Merger will potentially improve the trading market as well as increase the liquidity of the First Citizens Common Shares due to the issuance of additional First Citizens Common Shares; and

          (vi) the Merger will potentially provide for an improved earnings growth rate in the future.

     The First Citizens Board considered many different factors in its evaluation and did not believe it was practical to, and did not quantify or otherwise assign relative weights to, the individual factors considered in reaching its determination.

RECOMMENDATION OF THE FIRST CITIZENS BOARD OF DIRECTORS

     IN VIEW OF ALL THE CONSIDERATIONS DESCRIBED ABOVE, THE BOARD OF DIRECTORS OF FIRST CITIZENS UNANIMOUSLY CONCLUDED THAT THE MERGER IS IN THE BEST INTERESTS OF AND IS FAIR TO THE FIRST CITIZENS SHAREHOLDERS AND RECOMMENDS THAT FIRST CITIZENS SHAREHOLDERS VOTE FOR THE MERGER.

FARMERS BACKGROUND AND REASONS FOR THE MERGER

  Background of the Merger

     On October 11, 1996, the Board of Directors of Farmers retained Austin Associates to assist in a strategic planning process. The process was intended to provide the Board of Directors with information regarding options and alternatives available to Farmers as it contemplated its future direction. Included in the Austin Associates project were an analysis of the value of Farmers, composition and structure of management, financial condition and performance, ownership and other strategic issues. On January 22, 1997, representatives of Austin Associates delivered the results of the strategic planning process to the Board of Directors of Farmers.

     Over approximately the next four weeks, members of the Board of Directors of Farmers considered the results of the Austin Associates report and determined that a sale or merger of Farmers would likely provide greater shareholder value than remaining independent. On February 27, 1997, the Board retained Austin Associates to serve as financial advisor with respect to a possible sale or merger of Farmers.

     On March 7, 1997, Austin Associates began contacting potential purchasers. Thirty potential purchasers were contacted either by telephone or in writing. Twenty potential purchasers executed confidentiality agree-ments, and were provided confidential information packages on or about March 21, 1997. The deadline for submission of indications of interest was April 18, 1997. Seven proposals were received.

     On April 28, 1997, representatives of Austin Associates met with the Board of Directors of Farmers to review and evaluate the seven proposals. Two proposals were eliminated as being inadequate. One proposal was considered to be marginally adequate, but when that offeror was invited to perform a due diligence investigation of Farmers, it declined to do so.

     During the months of May and early June, 1997, the remaining four organizations conducted due diligence investigations of Farmers. These four organizations then submitted final proposals on June 6, 1997.

     The Farmers Board met on June 11, 1997 to review and evaluate the final four proposals. At that meeting, the Board determined that the offer received from First Citizens was superior to the other three proposals. In addition, the Board of Directors of Farmers was cognizant of First Citizens' intention to retain Farmers' charter, its name and its community banking philosophy.

     During the last several weeks of June, First Citizens and Farmers and their respective representatives negotiated the financial and other terms of the Reorganization Agreement on an "arm's length" basis. Farmers and First Citizens entered into the Reorganization Agreement on July 3, 1997.

     The Reorganization Agreement was amended on November 25, 1997 to extend the target date for consummation of the Merger from February 1, 1998 to February 28, 1998. The Reorganization Agreement was amended again on November 26, 1997 to remove certain time constraints relating to the consummation of the Merger and reduce the Exchange Ratio from 6.5 to 6.06. The Reorganization Agreement was amended a third time on January 26, 1998 to further extend the target date for consummation of the Merger from February 28, 1998 to any date on or before April 30, 1998. Each such amendment was approved in advance by the respective Boards of First Citizens and Farmers. The Merger Agreement was executed by Farmers, First Citizens and Farmers Interim Bank on November 26, 1997.

  Reasons for the Merger

     In reaching the determination that the Merger is fair to, and in the best interests of, Farmers' shareholders, the Farmers' Board consulted with Farmers' management, as well as its financial and legal advisors, and considered a number of factors, including, without limitation, the following, which include all of the material factors considered:

          (i) the business earnings and potential for future growth and prospects of Farmers and First Citizens, (ii) the potential operational and managerial benefits that will be derived from the Merger, (iii) the consideration to be received by Farmers shareholders in the Merger in relation to the book value and earnings of Farmers, (iv) the prices paid for Farmers' Common Shares in the limited trades known to Farmers' management, (v) the prices paid in similar merger transactions, (vi) the increased dividend rate; (vii) the tax-free nature of the stock-for-stock exchange; and (viii) the comparatively greater liquidity that Farmers' shareholders might enjoy by being shareholders of a larger institution.

     The Board of Directors also considered its belief that First Citizens shared a community banking philosophy that would benefit the employees, depositors and customers of Farmers and the communities it serves and that the Merger would allow Farmers to offer a diversity of products and services to its customers.

     The Farmers Board considered many different factors in its evaluation and did not believe it was practical to and did not quantify or otherwise assign relative weights to the individual factors considered in reaching its determination.

RECOMMENDATION OF THE FARMERS BOARD OF DIRECTORS

     IN VIEW OF ALL THE CONSIDERATIONS DESCRIBED ABOVE, THE BOARD OF DIRECTORS OF FARMERS UNANIMOUSLY CONCLUDED THE MERGER IS IN THE BEST INTERESTS OF AND IS FAIR TO THE FARMERS SHAREHOLDERS AND RECOMMENDS THAT FARMERS' SHAREHOLDERS VOTE FOR THE MERGER.

DESCRIPTION OF THE MERGER

     Upon consummation of the transactions contemplated under the Merger Agreement, Farmers Interim Bank will be merged with and into Farmers. Farmers will be the surviving bank after the Merger and the Articles of Incorporation of Farmers will remain in effect as they were immediately prior to the Merger. After the Merger, Farmers will be a wholly-owned subsidiary of First Citizens and will continue to be known as "The Farmers State Bank of New Washington, Ohio." See also "PROPOSED MERGER -- Operations of Farmers After the Merger."

EXCHANGE OF FARMERS COMMON SHARES

     Upon consummation of the Merger, each shareholder of Farmers who does not dissent will have the right to receive 6.06 First Citizens Common Shares for each Farmers Common Share exchanged therefor, plus cash in lieu of the issuance of fractional shares. Based on the last reported sale price of $38.81 for First Citizens Common Shares on the Nasdaq Bulletin Board on January 30, 1998, the value of the First Citizens Common Shares expected to be issued in the Merger would be $46,431,720. The market value of First Citizens Common Shares to be received in the Merger is subject to fluctuation. Fluctuations in the market price of First Citizens Common Shares would generally result in an increase or decrease in the value of the consideration to be received by Farmers shareholders in the Merger. An increase in the market value of First Citizens Common Shares would generally increase the value of the consideration to be received by Farmers shareholders in the Merger. A decrease in the market value of First Citizens Common Shares would generally have the opposite effect.

FAIRNESS OPINION OF MCDONALD & COMPANY

     First Citizens has retained McDonald & Company as its financial advisor in connection with the Merger and requested that McDonald & Company render its opinion with respect to the fairness, from a financial point of view, of the Exchange Ratio to the holders of First Citizens Common Shares. McDonald & Company rendered its oral opinion to the Board of Directors of First Citizens on July 2, 1997, which it subsequently confirmed in writing, that as of the date of such opinion, the Exchange Ratio pursuant to the Merger was fair, from a financial point of view, to the holders of First Citizens Common Shares.

     THE FULL TEXT OF THE OPINION OF MCDONALD & COMPANY, UPDATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEWS UNDERTAKEN, IS ATTACHED AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF MCDONALD & COMPANY SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. MCDONALD & COMPANY'S OPINION SHOULD NOT BE CONSTRUED BY HOLDERS OF FIRST CITIZENS' COMMON SHARES AS A RECOMMENDATION AS TO HOW SUCH HOLDERS SHOULD VOTE AT THE SPECIAL MEETING.

     In arriving at its opinion, McDonald & Company reviewed, among other things, the Reorganization Agreement together with exhibits and schedules thereto, certain publicly available information relating to the business, financial condition and operations of First Citizens and Farmers as well as certain other nonpublic information, primarily financial in nature, furnished to it by First Citizens and Farmers relating to the respective businesses, earnings, assets, financial forecasts and prospects. McDonald & Company also held discussions with members of senior management of First Citizens and Farmers concerning their respective businesses, assets, financial forecasts and prospects. McDonald & Company also reviewed certain publicly available information concerning the trading of, and the trading market for, First Citizens Common Shares and Farmers Common Shares and certain publicly available information concerning comparable companies and transactions, all as more fully set forth in McDonald & Company's opinion.

     McDonald & Company was not engaged to and did not conduct a physical inspection of any of the assets, properties or facilities of either First Citizens or Farmers, and was not engaged to conduct and has not made, obtained or been furnished with any independent evaluation or appraisal of any such assets, properties or facilities or any of the liabilities of First Citizens or Farmers. McDonald & Company has assumed and relied, without independent investigation, upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of First Citizens and Farmers contained in the Reorganization Agreement, and has not independently attempted to verify any such information. McDonald & Company has also assumed that all of the conditions to the Merger as set forth in the Reorganization Agreement, including the tax-free nature of the reorganization for federal income tax purposes, would be consummated on a timely basis in the manner contemplated by the Reorganization Agreement. No limitations were imposed by First Citizens upon McDonald & Company with respect to the scope of its investigation nor were any specific instructions given to McDonald & Company in connection with its opinion.

     In connection with rendering its written opinion dated July 3, 1997, and as updated to the date hereof, McDonald & Company considered a variety of financial analyses, which are summarized below. McDonald & Company believes that its analyses must be considered as a whole and that selecting portions of such analyses and of the factors considered by McDonald & Company without considering all such analyses and factors may create an incomplete view of the analytical process underlying McDonald & Company's opinion. In its analyses, McDonald & Company made numerous assumptions with respect to industry performance, business and economic conditions and other matters. Any estimates contained in McDonald & Company's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates.

     The following is a summary of selected analyses considered by McDonald & Company and discussed with the First Citizens Board of Directors, in connection with McDonald & Company's opinion dated July 3, 1997:

  Introduction

     McDonald & Company calculated the offer price per share, offer price to March 31, 1997 book value, offer price to last twelve months earnings per share at March 31, 1997, and offer price to estimated 1998 earnings per share for Farmers implied by the Exchange Ratio. Using First Citizens' July 1, 1997 closing bid price of $34.50, the Exchange Ratio implied a price per share for Farmers of $224.25, a price to book value of 299.5%, a price to last twelve months earnings per share of 24.7x and a price to estimated 1998 earnings per share of 27.6x. Earnings per share estimates were based upon the financial forecasts of management of First Citizens and Farmers.

  Comparison with Selected Companies

     McDonald & Company compared the financial performance and stock market valuation of First Citizens with corresponding data for the following selected companies: Ambanc Corp., ANB Corp., Beverly Bancorporation Inc., CoBancorp, Inc., German American Bancorp, Oak Hill Financial Inc., Peoples Bancorp Inc., Peoples Bank of Indianapolis, Southside Bancshares Corp., State Financial Services and Shoreline Financial Corp. (collectively, the "First Citizens Peer Group") This analysis indicated, among other things, that (i) the median price to last twelve months earnings per share for the First Citizens Peer Group was 16.2x, as compared to First Citizens' multiple of price to last twelve months earnings per share of 27.2x, and (ii) the median price to book value per share for the First Citizens Peer Group was 193%, as compared to First Citizens' multiple of price to book value per share of 303%. McDonald & Company also noted that all of the companies in the First Citizens Peer Group were listed on the Nasdaq National Market and that First Citizens' return on average equity for the twelve month period ended March 31, 1997 was 11.23%, as compared to the median return on average equity for the First Citizens Peer Group of 13.29%.

     McDonald & Company also compared the financial performance and stock market valuation of Farmers with corresponding data for the following selected companies: ANB Corp., Commercial BancShares, Inc., First WV Bancorp Inc., German American Bancorp, Oak Hill Financial Inc., Peoples Bank of Indianapolis, S.Y. Bancorp Inc. and United Bancorp Inc. (collectively, the "Farmers Peer Group") This analysis indicated, among other things, that (i) the median price to last twelve months earnings per share for the Farmers Peer Group was 14.5x, and (ii) the median price to book value per share for the Farmers Peer Group was 180%.

     At the time, none of the companies in the First Citizens Peer Group or the Farmers Peer Group had announced a merger transaction or disclosed a possible interest in pursuing a possible merger transaction which could have significantly affected the stock market valuations of such companies.

  Contribution Analysis

     McDonald & Company analyzed the contribution of each of Farmers and First Citizens to, among other things, the shareholders' equity and after-tax net income of the pro forma combined company. This analysis showed that, among other factors, Farmers would have contributed 33.2%, 30.1%, and 31.8% of the assets, shareholders' equity, and net income of the pro forma combined company as of and for the twelve months ended March 31, 1997, respectively. This compared with a proposed ownership of 29.9% of the combined company to be held by holders of Farmers Common Shares.

  Pro Forma Merger Analyses

     McDonald & Company analyzed certain pro forma effects resulting from the Merger on the pro forma combined company over a five year period from 1998 through 2002. This analysis, based upon the financial forecasts of management of First Citizens and Farmers and including estimates of cost savings provided by the management of First Citizens and Farmers, showed approximately 2.6% dilution for First Citizens in pro forma earnings per share in 1998 and approximately 2.4% dilution in pro forma earnings per share in 1999. McDonald & Company also analyzed the changes in per share amount of earnings, book value and indicated dividend represented by one share of First Citizens Common Shares after the Merger. The analysis was performed on the basis of financial information for both companies as of and for the years ended December 31, 1995 and December 31, 1996, and as of and for the twelve months ended March 31, 1997. The analysis indicated, among other things, that exchanging one Farmers Common Share at the Exchange Ratio for First Citizens Common Shares on a pro forma basis would have resulted in a 2.9% increase in earnings per share for each First Citizens Common Share for the twelve months ended March 31, 1997, a 0.3% increase in book value per First Citizens Common Share as of March 31, 1997, and no change in dividends per First Citizens Common Share based on First Citizens' indicated annual dividend rate as of July 2, 1997.

  Analysis of Selected Merger Transactions

     McDonald & Company reviewed five groups of selected pending and completed bank merger transactions involving (i) selling banks headquartered in the Midwest region; (ii) selling banks having total assets of between $100 million and $400 million; (iii) selling banks having an equity to assets ratio of between 9.00% and 10.50%; (iv) selling banks having a return on average assets ratio of between 1.10% and 1.50%; and (v) selling banks having non-performing assets as a percent of total assets of between 0.80% and 1.30%. McDonald & Company reviewed the ratios of the offer value to stated book value and tangible book value, the multiple of the last twelve months earnings of the acquired company, and the ratio of the offer value to assets in each such transaction and computed median ratios and multiples for each group. The calculations yielded ranges of median ratios of price to stated book value of 172% to 218%. Median ratios of price to tangible book value ranged from 174% to 228%. Median multiples of earnings among the five groups ranged from 15.1x to 20.6x. Median ratios of offer value to assets ranged from 16.5% to 21.3%. Applying the median of the medians for each of these four ratios to Farmers' actual per share financial data as of March 31, 1997 showed an imputed reference range of $130 to $160 per share of Farmers Common Shares.

     NO COMPANY OR TRANSACTION USED IN THE ABOVE ANALYSES AS A COMPARISON IS IDENTICAL TO FIRST CITIZENS, FARMERS, OR THE MERGER. ACCORDINGLY, AN ANALYSIS OF THE RESULTS OF THE FOREGOING NECESSARILY INVOLVES COMPLEX CONSIDERATIONS AND JUDGMENTS CONCERNING THE DIFFERENCES IN FINANCIAL AND OPERATING CHARACTERISTICS OF THE COMPANIES AND OTHER FACTORS THAT COULD AFFECT THE PUBLIC TRADING VALUES OR ACQUISITION VALUES OF THE COMPANIES TO WHICH THEY ARE BEING COMPARED. MATHEMATICAL ANALYSIS (SUCH AS DETERMINING THE MEAN OR MEDIAN) IS NOT, IN ITSELF, A MEANINGFUL METHOD OF USING COMPARABLE COMPANY OR COMPARABLE TRANSACTION DATA.

  Discounted Cash Flow Analysis

     Using a discounted cash flow analysis, McDonald & Company estimated the present value of the future streams of after-tax cash flows that Farmers could produce over a five year period from 1998 through 2002, under various assumptions, based upon First Citizens and Farmers management's forecasts. McDonald & Company then estimated the terminal value of Farmers after the five year period by applying an estimated perpetual growth rate to the terminal year's projected after-tax cash flow and then applied to this multiples ranging from 12.0x to 16.0x. The five-year cash flow streams and terminal values were then discounted to present values using different discount rates chosen to reflect different assumptions regarding the required rates of return of prospective buyers of Farmers. On the basis of such varying assumptions, this discounted cash flow analysis indicated a reference range of $103 to $138 per share of Farmers Common Shares. This analysis was based upon First Citizens and Farmers management's forecasts, including variations and assumptions made by McDonald & Company, which included adjustments to reflect the anticipated effects of potential merger-related cost savings estimated by First Citizens and Farmers. Management's projections are based upon many factors and assumptions, many of which are beyond the control of First Citizens or Farmers. As indicated above, this analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present time or at any time in the future.

  Other Analysis

     In addition to performing the analyses summarized above, McDonald & Company also considered its analysis of the general market for bank and thrift mergers, Farmers' relative share of the deposit market that it serves and the general economic conditions and prospects of those markets.

     In arriving at its opinion, McDonald & Company placed significant weight on the Pro Forma Merger Analysis and Contribution Analysis. The disparity between the valuation levels of the First Citizens Common Shares and the First Citizens Peer Group (and other bank stocks) affects the comparison of the value of the Merger in nominal terms to the value indicated in the Analysis of Comparable Companies, Selected Merger Transactions and Discounted Cash Flow above. Application of these three valuation techniques to the proposed Merger indicated that an Exchange Ratio lower than that contemplated by the Reorganization Agreement would have been appropriate. However, the relative illiquidity of the market for First Citizens Common Shares, the lack of a research following and the small number of market makers for the First Citizens Common Shares, as well as the relationship of various measures of First Citizens' financial performance to those for companies included in the First Citizens Peer Group led McDonald & Company to give more weight to valuation methods in which the market valuation of First Citizens Common Shares was not a central component of the analysis. In rendering its oral opinion to the Board of Directors of First Citizens on July 2, 1997, McDonald & Company discussed with the First Citizens Board of Directors its determination that First Citizens Common Shares were valued at significantly higher multiples of earnings and book value as compared to both the First Citizens Peer Group and other potential acquirors of Farmers. McDonald & Company also extensively discussed with the First Citizens Board of Directors the implications that such trading multiples would have on First Citizens' ability to offer Farmers a nominally higher offer value in a stock for stock exchange while limiting the dilution in ownership and earnings per share to the current First Citizens shareholders.

     In performing its analyses, McDonald & Company made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. The analyses performed by McDonald & Company are not necessarily indicative of actual values, which may be significantly more or less favorable than the values suggested by such analyses. Such analyses were prepared solely as part of McDonald & Company's opinion.

     The term "fair from a financial point of view" is a standard phrase contained in investment banker fairness opinions and refers to the fact that McDonald & Company's opinion as to the fairness of the Exchange Ratio is addressed solely to the financial attributes of the Exchange Ratio. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold. In addition, as described above, McDonald & Company's fairness opinion and presentation to the First Citizens Board of Directors were one of many factors taken into consideration by the First Citizens Board of Directors in making its determination to approve the Reorganization Agreement. Consequently, the McDonald & Company analyses described above should not be viewed as determinative of the First Citizens Board of Directors' conclusions with respect to the value of Farmers or of the decision of the First Citizens Board of Directors to agree to the Exchange Ratio.

     McDonald & Company's opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date of such opinion. In addition, the opinion does not address First Citizens' underlying business decision to effect the Merger or any other terms of the Merger. McDonald & Company is not rendering any opinion as to the value of First Citizens Common Shares or Farmers Common Shares at the Effective Time.

     In connection with its opinion dated as of the date of this Joint Proxy Statement/Prospectus, McDonald & Company performed procedures to update certain of its analyses and reviewed the assumptions on which such analyses were based and the factors considered therewith. As a part of these procedures, McDonald & Company considered the change in the Exchange Ratio to 6.06 as agreed to by Farmers and First Citizens on November 26, 1997 and that certain historical financial statements for Farmers have been restated.

     McDonald & Company, as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald & Company has extensive experience with the valuation of financial institutions. First Citizens' Board of Directors selected McDonald & Company as its financial advisor because of McDonald & Company's industry expertise with respect to financial institutions and because of McDonald & Company's industry experience in transactions similar to the Merger. McDonald & Company is not affiliated with either First Citizens or Farmers.

     In the ordinary course of business, McDonald & Company makes a market in First Citizens Common Shares and may actively trade the securities of First Citizens and Farmers for its own account and for the accounts of its customers. Accordingly, at any time McDonald & Company may hold a long or short position in such securities. In addition, McDonald & Company has provided investment banking services to First Citizens in the past for which it has received customary compensation and may provide such services to First Citizens in the future.

     For its services as financial advisor, First Citizens has paid McDonald & Company a retainer of $15,000 and a fee of $35,000 upon the rendering of McDonald & Company's July 2, 1997 oral fairness opinion. Additional fees equal to approximately $125,000 will be payable to McDonald & Company upon consummation of the Merger. First Citizens has also agreed to reimburse McDonald & Company for its reasonable out-of-pocket expenses and to indemnify McDonald & Company against certain liabilities, including certain liabilities under federal securities laws.

FAIRNESS OPINION OF AUSTIN ASSOCIATES

     Austin Associates is a recognized investment banking firm regularly engaged in the valuation of financial institutions and other businesses and their securities in connection with mergers and acquisitions and in valuation for estate, corporate and other purposes. Farmers selected Austin Associates to serve as financial adviser in connection with the Merger on the basis of its reputation and qualifications in representing financial institutions in mergers and acquisitions.

     Austin Associates orally advised Farmers' Board of Directors as of July 3, 1997, and has rendered a written opinion to Farmers' Board of Directors as of the date hereof, to the effect that the terms of the Merger are fair from a financial point of view to the shareholders of Farmers as of the date of the opinion. A copy of Austin Associates' fairness opinion is attached as Appendix E to this Proxy Statement/Prospectus and should be read in its entirety. Austin Associates based its opinion upon, among other things: (i) a comparison of the financial statements and other financial information concerning Farmers and First Citizens set forth or incorporated by reference in this Proxy Statement/Prospectus; (ii) certain other financial information concerning Farmers, including, but not limited to, operating budgets and loan loss reserve adequacy reports; (iii) financial and share price data of Farmers, First Citizens and comparable banking organizations; (iv) the financial terms, to the extent publicly available, of certain comparable transactions; (v) the terms of certain other proposals received by Farmers from other banking institutions; and
(vi) discussions with the management of Farmers and First Citizens.

     THE FULL TEXT OF THE OPINION OF AUSTIN ASSOCIATES, UPDATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE

REVIEWS UNDERTAKEN, IS ATTACHED AS APPENDIX E TO THIS PROXY STATEMENT/PROSPECTUS, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF AUSTIN ASSOCIATES SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. AUSTIN ASSOCIATES' OPINION SHOULD NOT BE CONSTRUED BY HOLDERS OF FARMERS' COMMON SHARES AS A RECOMMENDATION AS TO HOW SUCH HOLDERS SHOULD VOTE AT THE SPECIAL MEETING.

     The terms of the Reorganization Agreement were determined by First Citizens and Farmers, and their representatives, after arm's-length negotiations between the parties. Austin Associates participated in the negotiations on behalf of Farmers.

     In connection with rendering its opinion, Austin Associates performed a variety of financial analyses, which are summarized below. Austin Associates believes its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the process underlying the Austin Associates opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, Austin Associates made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond Farmers' or First Citizens' control. Any estimates contained in Austin Associates' analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than the estimates.

  The Process for Soliciting Indications of Interest from Potential Purchasers

     After analysis and discussions between Austin Associates and Farmers, thirty potential purchasers were contacted to determine their potential interest in acquiring Farmers. Of the organizations contacted, twenty requested confidential information packages which provided detailed information regarding the business and operations of Farmers. Each organization provided information was requested to submit a specific proposal to acquire Farmers. Austin Associates pursued discussions with each organization that had requested the confidential information. As a result of this process, seven organizations submitted proposals to acquire Farmers. The Farmers Board selected the First Citizens proposal after extensive deliberation and negotiation.

  Comparative Price Analysis

     Austin Associates reviewed a comparison of prices paid in selected sale of control transactions announced in Ohio between January 1, 1995 and November 30, 1997, for banks having assets of between $23 million and $194 million. The 11 transactions reviewed had an average price to book value ratio of 221 percent and a price to earnings multiple of 22.1 times. The median multiples were 207 percent of book value and 21.8 times earnings. The market value of the consideration to be received by Farmers shareholders in the Merger is estimated at 262 percent of Farmers' book value at September 30, 1997, based on an aggregate transaction value of $41.8 million. The transaction value was computed using the July 2, 1997 market price of First Citizens of $34.50 per share. The market value of the consideration is further estimated to equal 26.1 times Farmers' consolidated earnings per share for the year ended December 31, 1996 and 31.6 times annualized earnings per share for the nine months ended September 30, 1997.

  Contribution Analysis

     Austin Associates compared the pro forma ownership interest in First Citizens that Farmers shareholders would receive, in the aggregate, to the contribution by Farmers to the total assets, equity and net income in the combined organization. Assuming a September 30, 1997, closing date for the Merger, Farmers shareholders would own approximately 28.4 percent of First Citizens on a pro forma basis. Farmers' contribution of total assets would equal
32.9 percent, the contribution of total equity would equal 30.6 percent, and the contribution of net income for the nine months ending September 30, 1997 would have equaled 26.1 percent. The contribution of net income for the year ended December 31, 1996 would have equaled 28.8 percent.

  Dilution Analysis

     Austin Associates also reviewed the pro forma effect of the Merger on Farmers' and First Citizens' December 31, 1996 and September 30, 1997 earnings per share and book value per share. Farmers recorded earnings per share in 1996 of $8.02 and a book value of $73.42 per share as of year end 1996. Giving effect to the Merger, the equivalent Farmers earnings per share would have equaled $7.94, a decrease of 1.0 percent from actual results. Book value per share would have decreased to $69.21 per share, a decrease of 5.7 percent from actual book value. Giving effect to the Merger, First Citizens' book value per share would have been increased by $0.14 or 1.2 percent, and earnings per share would have been increased by $0.01 or 0.8 percent.

     Farmers recorded year to date earnings per share of $4.96 and a book value of $79.77 per share as of September 30, 1997. Giving effect to the Merger, the equivalent Farmers earnings per share would have equaled $5.39, an increase of
8.7 percent over actual results. Book value per share would have decreased to $73.99 per share, a decrease of 7.2 percent from actual book value. Giving effect to the Merger, First Citizens' book value per share would have been increased by $0.38 or 3.2 percent, and earnings per share would have been decreased by $0.03 or 3.3 percent.

  Dividends

     Austin Associates reviewed the current cash dividends paid by Farmers and First Citizens. Based on the exchange ratio of 6.06 First Citizens shares for each share of Farmers, equivalent dividends to Farmers shareholders would have been $6.18 for the year ended December 31, 1996, a 341 percent increase over actual dividends received by Farmers shareholders of $1.40 per share.

     The summary set forth above does not purport to be a complete description of the analyses performed by Austin Associates. Further, Austin Associates did not conduct a physical inspection of any of the properties or assets of Farmers or First Citizens. Austin Associates has assumed and relied upon the accuracy and completeness of the financial and other information provided to it or publicly available, has relied upon the representations and warranties of Farmers and First Citizens made pursuant to the Reorganization Agreement, and has not independently attempted to verify any of such information. Austin Associates has also assumed that the conditions to the Merger as set forth in the Reorganization Agreement would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Reorganization Agreement. No limitations were imposed by Farmers or First Citizens on the scope of Austin Associates' investigation nor were any specific instructions given to Austin Associates in connection with its fairness opinion.

     For Austin Associates' services as financial advisor, Farmers will pay the firm a fee of $40,000, plus a contingent amount equal to 1.00 percent of the transaction value when the Merger is consummated. In addition, Farmers has agreed to reimburse Austin Associates for reasonable out-of-pocket expenses and indemnify Austin Associates against certain liabilities, including liabilities under the securities laws.

EFFECTIVE TIME OF THE MERGER

     As used in this Proxy Statement/Prospectus, "Effective Time" means the date and time when the Merger becomes effective, which will occur upon the filing with the Ohio Secretary of State of a certificate of merger and a certificate of approval from the Ohio Department of Commerce, Division of Financial Institutions ("ODFI") in accordance with Sections 1121.05 and 1121.06 of the ORC.

PAYMENT OF CASH IN LIEU OF FRACTIONAL SHARES

     No fractional First Citizens Common Shares will be issued in connection with the Merger. Each Farmers shareholder who would otherwise have been entitled to receive a fraction of a First Citizens Common Share will receive, in lieu thereof, cash therefor, without interest, at a price based upon $33.50 per share of First Citizens Common Shares.

SURRENDER OF CERTIFICATES

     Following approval of the Merger by the respective shareholders of Farmers and First Citizens, each Farmers' shareholder will receive a Letter of Transmittal, together with instructions, for use in surrendering certificates representing Farmers Common Shares ("Old Certificates") in exchange for First Citizens Common Shares and handling the payment of cash in lieu of fractional First Citizens Common Shares. The Letter of Transmittal will instruct surrendering shareholders to send their Old Certificates to Fifth Third Bank, as exchange agent (the "Exchange Agent"), duly endorsed for transfer or accompanied by a duly endorsed assignment separate from the certificate(s). If the Merger is consummated, the Old Certificates surrendered will be exchanged for one or more certificates representing the whole number of First Citizens Common Shares based on the Exchange Ratio and payment of cash in lieu of fractional shares. Until so surrendered, each outstanding Old Certificate shall be deemed from and after the Effective Time for all purposes to represent only the right to receive, upon surrender, one or more certificates for First Citizens Common Shares and cash in lieu of fractional shares. If the Merger is not consummated, the Exchange Agent will return any Old Certificates it has received to the persons surrendering such Old Certificates in accordance with the Letter of Transmittal and instructions.

     If any certificates for First Citizens Common Shares are to be issued in a name(s) other than that in which an Old Certificate surrendered or exchanged is issued, the Old Certificate so surrendered must be properly endorsed and otherwise in proper form for transfer. The person requesting the exchange must affix any requisite stock transfer tax stamps to the Old Certificate surrendered, provide funds for their purchase, or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

     In the event of a lost certificate, the shareholder shall provide, in lieu of the lost certificate, an affidavit attesting to the loss of said certificate and, if required by Farmers or the Exchange Agent, an indemnification or bond in such reasonable amount as Farmers or the Exchange Agent may direct. Unless and until the Old Certificates, or affidavit and, if required by the Surviving Bank or the Exchange Agent, an indemnification or bond in lieu thereof, are presented to the Exchange Agent, the holder thereof shall not be entitled to receive any consideration to be paid in connection with the Merger or any dividends payable on First Citizens Common Shares, or to exercise any rights as a holder of First Citizens Common Shares. On or after the Effective Time, upon surrender of the Old Certificates, or affidavit and an indemnification or bond in lieu thereof, to the Exchange Agent, the holder thereof will be paid the consideration to which the holder is entitled under the Merger Agreement and any dividends which theretofore became payable on any First Citizens Common Shares to which the holder is entitled. No dividends or other distributions, if any, payable to the holders of record of First Citizens Common Shares as of any date subsequent to the Effective Time shall be paid to any holder of any outstanding Old Certificate until the holder thereof surrenders such Old Certificate as provided in the Merger Agreement. Subject to applicable law, no holder of an Old Certificate shall be entitled to vote or exercise any other rights of a holder of First Citizens Common Shares.

     After the consummation of the Merger, there will be no transfers on the stock transfer books of Farmers of any Farmers Common Shares. If, after the consummation of the Merger, Old Certificates are properly presented to First Citizens, they will be canceled and exchanged for the consideration specified in the Merger Agreement, subject to applicable law and to the extent that First Citizens has not paid such consideration to a public official pursuant to applicable abandoned property laws.

INTEREST OF MANAGEMENT IN THE MERGER

     The Reorganization Agreement provides that First Citizens will offer the existing full time employees of Farmers the opportunity to continue as employees of the Surviving Bank following the Merger. The Reorganization Agreement further provides, however, that such commitment shall not be deemed to be a contract of employment or construed to give Farmers' employees any rights other than as employees at will under Ohio law and Farmers' employees shall not be deemed to be third-party beneficiaries of such commitment. Farmers employees who continue as employees of the Surviving Bank following the Merger will have their years of service credited toward eligibility and vesting in First Citizens' pension, savings and retirement plans and will be entitled to participate in a variety of on-going educational and training programs offered by First Citizens and its subsidiaries. In addition, two members of Farmers' current Board of Directors shall have the right to serve on the Board of Directors of First Citizens, effective at or prior to First Citizens' 1998 shareholder meeting.

RIGHTS OF DISSENTING SHAREHOLDERS

     Shareholders of Farmers are entitled to certain dissenters' rights pursuant to Section 1701.85 of the ORC. Sections 1701.85 and 1115.19 generally provide that shareholders of Farmers will not be entitled to such rights absent compliance with Section 1701.85 and failure to take any one of the required steps may result in the termination or waiver of such rights. Specifically, any Farmers shareholder who is a record holder of Farmers Common Shares on the Farmers Record Date and whose shares are not voted in favor of the Merger may be entitled to be paid the "fair cash value" of such Farmers Common Shares after the Effective Time. To be entitled to such payment, a shareholder must deliver a written demand for payment therefor to Farmers on or before the tenth day following the Special Meeting and must otherwise comply with Section 1701.85. Any written demand must specify the shareholder's name and address, the number and class of shares held by him or her on the Farmers Record Date, and the amount claimed as the "fair cash value" of said Farmers Common Shares. See the text of Sections 1115.19 and 1701.85 of the ORC attached as Appendix C to this Proxy Statement/Prospectus for specific information on the procedure to be followed in exercising dissenters' rights.

     If Farmers so requests, dissenting shareholders must submit their share certificates to Farmers within fifteen days of such request, for endorsement thereon by Farmers that demand for appraisal has been made; failure to comply with such request could terminate the dissenting shareholders' rights. Such certificates will be promptly returned to the dissenting shareholders by Farmers. If Farmers and any dissenting shareholder cannot agree upon the "fair cash value" of the Farmers Common Shares, either may, within three months after service of demand by the shareholder, file a petition in the Court of Common Pleas of Crawford County, Ohio (the "Court") for a determination of the "fair cash value" of said Farmers Common Shares. The Court may appoint one or more appraisers to determine the "fair cash value" and if the Court approves the appraisers' report, judgment will be entered therefor, and the costs of the proceedings, including reasonable compensation of the appraisers, will be assessed or apportioned as the Court considers equitable.

FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following summary of the material federal income tax consequences of the Merger to holders who hold Farmers Common Shares as capital assets and deals only with holders who are (i) citizens or residents of the United States, (ii) domestic corporations or (iii) otherwise subject to United States federal income tax on a net income basis in respect of Shares ("U.S. Holders"). This summary may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired Farmers Common Shares pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of Farmers Common Shares in a hedging transaction or as part of a straddle or conversion transaction. Also, the summary does not address state, local or foreign tax consequences of the Merger. Consequently, each holder should consult such holder's own tax advisor as to the specific tax consequences of the Merger to such holder.

     This summary is based on current law and the opinion of counsel to Farmers. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The opinion of Werner & Blank Co., L.P.A. set forth in this summary is based, among other things, on assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions have been made with the consent of Farmers and First Citizens. Neither Farmers nor First Citizens has requested, and neither Farmers nor First Citizens will request, any ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger.

     It is intended that the Merger will be treated as a reorganization within the meaning of Section 386(a) of the Code, and that, accordingly, for federal income tax purposes no gain or loss will be recognized by Farmers as a result of the Merger.

     In the opinion of Werner & Blank Co., L.P.A., the material federal income tax consequences to U.S. Holders who exchange shares of Farmers Common Shares for shares of First Citizens Common Shares, pursuant to the Merger will be as follows:

          (i) The Merger will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Code and Farmers Interim Bank, Farmers and First Citizens will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

          (ii) No gain or loss will be recognized by Farmers as a result of the Merger.

          (iii) No gain or loss will be recognized by Farmers shareholders who exchange their Farmers Common Shares solely for First Citizens Common Shares in the Merger.

          (iv) The federal income tax basis of the First Citizens Common Shares received by Farmers shareholders in the Merger will be the same as the federal income tax basis in the Farmers Common Shares exchanged therefor, respectively.

          (v) The holding period for the First Citizens Common Shares received by each Farmers shareholder in the Merger will include the period during which the Farmers Common Shares exchanged therefor were held, provided that the exchanged Farmers Common Shares were held as capital assets by such Farmers shareholder on the date of the exchange.

          (vi) The payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code. The amount received will be treated as a distribution in full payment in exchange for such Farmers shareholder's fractional share of interest under Section 302(a) of the Code.

     The obligation of Farmers and First Citizens to consummate the Merger is conditioned on the receipt by Farmers of an opinion of its counsel, Werner & Blank Co., L.P.A., dated as of the closing date of the Merger, substantially to the effect that (i) the Merger will constitute a tax free reorganization, (ii) no gain or loss will be recognized by Farmers as a consequence of the Merger,
(iii) no gain or loss will be recognized by the Farmers shareholders upon the receipt solely of First Citizens Common Shares in exchange for Farmers Common Shares, except with respect to any cash received in lieu of a fractional share interest in First Citizens Common Shares, (iv) the federal income tax basis of the First Citizens Common Shares received by the Farmers shareholders for their Farmers Common Shares will be the same as the federal income tax basis of the Farmers Common Shares surrendered in exchange therefor, and (v) the holding period for the First Citizens Common Shares received by each Farmers Shareholder in exchange for Farmers Common Shares will include the period for which the Farmers Common Shares exchanged therefor were held, provided that the exchanged Farmers Common Shares were held as capital assets by such Farmers shareholder. Farmers shareholders who exercise dissenters' rights and receive cash for their Farmers Common Shares will be treated as having received a distribution in redemption of their shares which will result in such shareholders receiving income for federal income tax purposes. The opinion of Werner & Blank Co., L.P.A. referred to in this paragraph will be based upon certain facts, assumptions and representations and/or covenants, including those contained in certificates of officers of Farmers, First Citizens and, possibly, others. Subject to the receipt of such representations and/or covenants, Werner & Blank Co., L.P.A. anticipates that it will render such opinion.

REGULATORY APPROVALS

     First Citizens is in the process of filing the applications necessary to obtain the approval for the Merger from the Federal Reserve Board, the ODFI and the Federal Deposit Insurance Corporation (the "FDIC"). The Merger may not be consummated for 15 days after approval by the Federal Reserve Board, during which time an action may be brought by the United States Department of Justice challenging the Merger on antitrust grounds. Neither First Citizens nor Farmers has any reason to believe the Merger will be challenged on antitrust grounds.

BUSINESS PENDING THE MERGER

     The Reorganization Agreement provides that, pending consummation of the Merger, Farmers will, among other things: (i) continue to operate in the ordinary course; (ii) promptly advise First Citizens in writing of all material actions taken by the directors and shareholders of Farmers and all developments which, in the opinion of Farmers, may have a material adverse effect upon the business, properties or condition (either financial or otherwise) of Farmers;
(iii) refrain from issuing, selling or granting any option for, or acquire for value any shares of its capital stock or otherwise effecting any change in connection with its capitalization; (iv) subject to certain exceptions, refrain from changing its method of accounting or its method of tax reporting; (v) refrain from merging into, consolidating with, or selling its assets to any other corporation or person, or permitting any other corporation to be merged or consolidated with it; and (vi) refrain from acquiring all of the assets of any other corporation or person. The Reorganization Agreement further provides that Farmers may not declare or pay any dividends or make any distributions other than regular cash dividends, payable at such times and in amounts consistent with past practice and not to exceed the per share rate paid in the prior calendar year; provided, that, if the Merger shall occur prior to the payment of the regular annual cash dividend of Farmers, Farmers may pay a cash dividend in an amount equal to the per share rate paid in the prior calendar year, prorated to the date of the Merger.

     In the Reorganization Agreement, Farmers has agreed that it will not, except with the written consent of First Citizens, directly or indirectly solicit or encourage, nor will it permit any of its officers, directors, employees, or agents directly or indirectly to solicit or encourage, including by way of furnishing information, any inquiries or proposals for a merger, consolidation, share exchange or similar transaction involving Farmers or for the acquisition of the stock or all or substantially all of the assets or business of Farmers, or discuss with or enter into conversations with any person (other than Farmers' shareholders or employees) concerning any such merger, consolidation, share exchange or other transaction, other than the Merger; provided, however, that Farmers may communicate information about any such proposals or inquiries to its shareholders and to the extent that it is required to do so in order to reasonably comply with its legal obligations. Farmers has agreed to promptly notify First Citizens orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details relating to any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.

     In order to induce First Citizens to enter into the Reorganization Agreement and incur the substantial expenses involved in effectuating the transactions contemplated thereby, Farmers has further agreed to pay First Citizens the sum of $500,000 upon First Citizens' demand therefor, in the event the Farmers shareholders fail to approve the Reorganization Agreement or the Merger Agreement as a result of Farmers' decision to entertain offers from and negotiate with a bona fide offeree other than First Citizens.

     Pursuant to an Administrative Services Agreement ("Services Agreement") dated as of September 18, 1997 by and between First Citizens and Farmers, First Citizens has agreed to provide certain administrative, operational and other support services to Farmers during the period from September 18, 1997 to the date of the consummation of the Merger (or earlier termination of the Merger Agreement) and Farmers has agreed to pay First Citizens the sum of $1,739.40 per week during such period as compensation for the rendering of such services.

     The Services Agreement provides that (i) the specific services to be performed by First Citizens thereunder must be approved in advance by Farmers' Board of Directors, (ii) all such services are advisory only and (iii) any actions taken by Farmers in implementing First Citizens' recommendations will be taken by Farmers only upon specific authority from, or action by, Farmers' Board. First Citizens has agreed that in performing services under the Services Agreement, it will conduct its activities in a manner designed to protect against the disclosure or misuse of Farmers' proprietary/confidential information. Each party has agreed to indemnify the other party against any loss or liability caused by the indemnifying party's negligence or failure to comply with its obligations under the Service Agreement. The Services Agreement has been reviewed by the ODFI and the Federal Reserve Board.

OTHER PROVISIONS OF THE REORGANIZATION AGREEMENT AND THE MERGER AGREEMENT

  Representations and Warranties

     The Reorganization Agreement contains representations and warranties by the parties regarding, among other things, their respective organization, authority to enter into the Reorganization Agreement and the Merger Agreement, capitalization, pending and threatened litigation, contractual obligations, compliance with applicable laws and regulations, financial statements and filings with regulatory agencies. These representations and warranties will not survive consummation of the Merger. The Reorganization Agreement includes certain exceptions to Farmers' representations and warranties, none of which are deemed material to this transaction. Such exceptions are contained in the Disclosure Letter to the Reorganization Agreement which may be reviewed upon request to The Farmers State Bank of New Washington, Ohio, 102 South Kibler Street, New Washington, Ohio 44854-9401; Attention, Wanda J. White, Secretary.

  Conditions to the Merger

     The obligations of Farmers and First Citizens to consummate the Merger are subject to, without limitation, the following conditions: (i) Farmers and First Citizens shall have received all necessary approvals of governmental agencies and authorities (including but not limited to the Federal Reserve Board, the FDIC, the ODFI and the Securities and Exchange Commission) of the transactions contemplated by the Reorganization Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall have become effective, and such approvals and the transactions contemplated thereby shall not have been contested by any formal proceeding which has a reasonable likelihood of being successfully prosecuted and, if successfully prosecuted, would materially and adversely affect the benefits intended for each of the parties under the Reorganization Agreement; (ii) the registration statement of which this Proxy Statement/Prospectus is a part (registering the exchange of the First Citizens Common Shares for Farmers Common Shares) and all state securities and "blue sky" filings have become effective and no stop orders or similar restraining orders shall have been issued; (iii) the Reorganization Agreement and the Merger Agreement, and the transactions contemplated thereby, shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the shareholders of Farmers and the shareholders of First Citizens; and (iv) there shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a change, in the financial condition, aggregate net assets, stockholders' equity, business or operating results of Farmers from December 31, 1996 to the time the Merger shall become effective.

     The obligation of First Citizens to consummate the Merger is also subject to, without limitation, the following conditions: (i) Farmers shall not have paid any cash dividends from the date of the Reorganization Agreement to the Effective Time, except as permitted under the Reorganization Agreement; (ii) all representations and warranties by Farmers contained in the Reorganization Agreement shall be true in all material respects as of the Effective Time, other than representations and warranties made as of a specified time other than the Effective Time, which shall be true in all material respects as of such specified time; (iii) First Citizens shall have received the opinion of the legal counsel for Farmers as to certain matters relating to the transactions contemplated by the Reorganization Agreement; (iv) Farmers shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by the Reorganization Agreement to be performed or satisfied by it at or prior to the Effective Time; (v) at the Effective Time, no suit, action or proceeding shall be pending or overtly threatened before any court or governmental agency in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Farmers which has a reasonable likelihood of being successfully prosecuted and if successfully prosecuted, would materially and adversely affect the benefits intended for First Citizens under the Reorganization Agreement;
(vi) prior to the effective time of the Merger, First Citizens shall not have been deprived of adequate opportunity to complete its due diligence investigation of the business, properties and condition of Farmers; (vii) holders of not more than 10% of the Farmers Common Shares shall have taken steps to perfect their rights as dissenting stockholders; (viii) each of the Board of Directors of Farmers, the shareholders of Farmers and the shareholders of First Citizens shall have approved the Reorganization Agreement and the Merger Agreement; and (ix) First Citizens shall have received an opinion letter from Crowe, Chizek and Company LLP stating that the Merger qualifies for treatment as a "pooling of interests" for financial statement reporting purposes.

     The obligation of Farmers to consummate the Merger is also subject to, without limitation, the following conditions: (i) all representations and warranties by First Citizens contained in the Reorganization Agreement shall be true in all material respects as of the Effective Time, other than representations and warranties made as of a specified time other than the Effective Time, which shall be true in all material respects as of such specified time; (ii) Farmers shall have received the opinion of the legal counsel for First Citizens as to certain matters relating to the transactions contemplated by the Reorganization Agreement; (iii) First Citizens shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by the Reorganization Agreement to be performed or satisfied by it at or prior to the Effective Time; (iv) at the Effective Time, no suit, action or proceeding shall be pending or overtly threatened before any court or governmental agency in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against First Citizens which has a reasonable likelihood of being successfully prosecuted and, if successfully prosecuted, would materially and adversely affect the benefits intended for Farmers and its shareholders under the Reorganization Agreement; and (v) Farmers and First Citizens shall have received an opinion of the legal counsel for Farmers to the effect that (A) the Merger will constitute a tax free reorganization, (B) no gain or loss will be recognized by Farmers as a consequence of the Merger, (C) no gain or loss will be recognized by the Farmers shareholders upon the receipt solely of First Citizens Common Shares in exchange for Farmers Common Shares, except with respect to any cash received in lieu of a fractional share interest in First Citizens Common Shares, (D) the federal income tax basis of the First Citizens Common Shares received by the Farmers shareholders for their Farmers Common Shares will be the same as the federal income tax basis of the Farmers Common Shares surrendered in exchange therefor, and (E) the holding period for the First Citizens Common Shares received by each Farmers Shareholder in exchange for Farmers Common Shares will include the period for which the Farmers Common Shares exchanged therefor were held, provided that the exchanged Farmers Common Shares were held as capital assets by such Farmers shareholder.

     The foregoing disclosure regarding conditions to the Merger represents and includes all material conditions to the consummation thereof.

  Amendments; Termination

     Neither the Reorganization Agreement nor the Merger Agreement may be amended except by a written agreement executed by the party to be charged with the amendment.

     Both the Reorganization Agreement and the Merger Agreement may be terminated as follows: (i) by First Citizens or Farmers if the conditions precedent to their respective obligations to consummate the Merger have not been satisfied; (ii) by mutual consent of First Citizens and Farmers; (iii) by First Citizens or Farmers if the Merger has not occurred (other than through the failure of the party seeking to terminate to comply fully with its obligations under the Merger Agreement) by April 30, 1998; and (iv) by First Citizens if Farmers receives a written examination report from, or enters into a written agreement with, any state or federal banking regulatory agency and during the 30-day period following First Citizens' receipt of such report or agreement (prior to the consummation of the Merger), First Citizens provides Farmers with written notice of its intent to terminate. In addition, the Merger Agreement may be terminated by Farmers if the average closing sale price of First Citizens Common Shares for the ten consecutive trading days ending on the third trading day prior to the Effective Time is $26.80 or less and by First Citizens or Farmers if there shall have been a final judicial determination that any material provision of the Merger is illegal, invalid or unenforceable.

     If the Reorganization Agreement is terminated as a result of a party's breach of the Reorganization Agreement or because of a party's failure to comply with its obligations under the Reorganization Agreement, the terminating party shall have the right to pursue all legal remedies available to it.

EXPENSES OF THE MERGER

     Each of First Citizens and Farmers shall bear its own expenses in connection with the Merger, except that First Citizens shall be responsible for all expenses incident to obtaining requisite regulatory approvals.

OPERATIONS OF FARMERS AFTER THE MERGER

     Pursuant to the terms of the Reorganization Agreement and the Merger Agreement, Farmers Interim Bank shall be merged with and into Farmers and Farmers shall be the Surviving Bank as of the Effective Time. The Articles of Incorporation and Code of Regulations of Farmers shall become the Articles of Incorporation and Code of Regulations of the Surviving Bank until thereafter duly altered, amended or repealed in accordance with applicable law.

     At the Effective Time, the Board of Directors of the Surviving Bank shall consist of all of the persons who were directors of Farmers immediately prior to the Effective Time, plus two nominees of First Citizens. Each such director shall serve for the balance of his term and until his successor is duly elected and qualified or until his earlier death, resignation or removal in the manner provided in the Code of Regulations of the Surviving Bank or as otherwise provided by law. Furthermore, each person who is an officer of Farmers prior to the Effective Time shall remain an officer of the Surviving Bank. For further information regarding the directors and officers of First Citizens and the Surviving Bank, see "INFORMATION WITH RESPECT TO FIRST CITIZENS -- Management."

     In addition, each common share of Farmers, par value $20.00 per share, issued and outstanding immediately prior to the Effective Time shall thereafter continue to be one common share of the Surviving Bank.

     Upon completion of the Merger, the Surviving Bank shall be known as "The Farmers State Bank of New Washington, Ohio" and the offices of Farmers will be operated as branches of the Surviving Bank.

ACCOUNTING TREATMENT

     The Merger is expected to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. The pro forma results of this accounting treatment are shown in the unaudited pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION."

     As noted above, it is a condition to the obligation of First Citizens and Farmers to consummate the Merger that First Citizens shall have received a letter from its auditors, Crowe, Chizek and Company LLP, to the effect that the Merger will qualify as a pooling-of-interests transaction under generally accepted accounting principles. Among the conditions which must be met in order for the Merger to qualify for "pooling-of-interests" accounting treatment, generally accepted accounting principles require that, in the aggregate, no more than ten percent of the Farmers Common Shares (or 20,000 shares based on 200,000 shares presently outstanding) be held, in the aggregate, by Farmers shareholders who (i) have exercised dissenters' rights in connection with the Merger and demanded payment in cash for the value of their Farmers common shares under the ORC or (ii) receive cash in lieu of fractional shares. In the event such condition is not met, the Merger would not be consummated unless the condition was waived by First Citizens and Farmers. Furthermore, in order to qualify for "pooling-of-interests" accounting treatment, no affiliate of Farmers may reduce his or her risk relative to the First Citizens Common Shares received in the Merger until such time as financial results covering at least 30 days of post-merger combined operations have been published.

RESALE OF FIRST CITIZENS COMMON SHARES

     No restrictions on the sale or other transfer of the First Citizens Common Shares issued pursuant to the Merger will be imposed solely as a result of the Merger, except for restrictions on the transfer of shares issued to any Farmers shareholder who may be deemed to be an "affiliate" of Farmers for purposes of Rule 145 under the 1933 Act. Generally, "affiliates" of Farmers would include officers, directors and significant shareholders of Farmers. The Merger Agreement requires Farmers to cause persons who could be considered to be "affiliates" to enter into an agreement with First Citizens to the effect that the First Citizens Common Shares to be acquired by such "affiliates" will not be sold, pledged, transferred or otherwise disposed of except in compliance with the 1933 Act and the rules and regulations thereunder.

     First Citizens Common Shares issued to Farmers shareholders who may be deemed to be affiliates may be resold only (i) in transactions permitted by Rule 145 promulgated under the 1933 Act, (ii) pursuant to an effective registration statement, or (iii) in transactions exempt from registration.

                  DESCRIPTION OF FIRST CITIZENS COMMON SHARES

GENERAL

     First Citizens has authorized 10,000,000 Common Shares, without par value, of which 3,051,504 are issued and outstanding and none are treasury shares. Each outstanding First Citizens Common Share is duly authorized, validly issued, fully paid and nonassessable. The holders of First Citizens Common Shares have one vote per share on each matter on which shareholders are entitled to vote and, in accordance with Ohio law, cumulative voting rights may be requested in connection with the election of directors. Directors are elected for staggered, three year terms. Specifically, the Board is divided into three classes of equal or near equal number, with the members of one class being elected annually. On liquidation or dissolution of First Citizens, the holders of First Citizens Common Shares are entitled to share ratably in such assets as remain after creditors have been paid. Holders of First Citizens Common Shares have the preemptive rights described in Section 1701.15 of the ORC. Pursuant to Section 1701.15 of the ORC, no preemptive rights are available in connection with shares issued or agreed to be issued for considerations other than money, as is the case in the Merger.

     First Citizens' Board of Directors determines whether to declare dividends and the amount of any dividends declared. Such determinations by the Board of Directors take into account First Citizens' financial condition, results of operations and other relevant factors. While management expects to maintain its policy of paying regular cash dividends, no assurances can be given that any dividends will be declared, or, if declared, what the amount of such dividends will be. See "INFORMATION WITH RESPECT TO FIRST CITIZENS -- Market Price of First Citizens Common Shares."

     Fifth Third Bank is the transfer agent and registrar for First Citizens Common Shares.

PROVISIONS RELATING TO BUSINESS COMBINATIONS

  Business Combinations

     Article SIXTH ("Article SIXTH") of First Citizens' Articles of Incorporation sets forth certain requirements in connection with the approval or authorization of any of the following (each, a "Business Combination"): (a) any merger or consolidation involving First Citizens or any subsidiary ("Subsidiary") of First Citizens; (b) any sale or other disposition of all or a substantial part of the assets of First Citizens or any Subsidiary; (c) any sale or other disposition of all of a substantial part of the assets of any entity to First Citizens or any Subsidiary; (d) any sale or other disposition by First Citizens or any Subsidiary of any corporation; (e) any recapitalization or reclassification of First Citizens' securities or other transaction that would have the effect of increasing the voting power of a Related Person (as defined below); (f) any liquidation, spin-off, split-up or dissolution of First Citizens; and (g) any agreement or other arrangement providing for any of the foregoing.

     For purposes of Article SIXTH, "Related Person" generally means any person, entity or group, including any affiliate or associate thereof, (other than First Citizens, any wholly-owned Subsidiary and any employee benefit plan sponsored by First Citizens or any such Subsidiary) that, at the time any Business Combination is agreed to, authorized or approved, is the beneficial owner of greater than 10% of the First Citizens Common Shares entitled to vote on such Business Combination.

  Board Considerations

     Article SIXTH provides that when evaluating a Business Combination or any tender or exchange offer, the Board of Directors of First Citizens shall consider, without limitation: (a) the social and economic effects of the transaction on First Citizens and its Subsidiaries, employees, customers, creditors and community; (b) the business and financial conditions and earning prospects of the acquiring person or persons; and (c) the competence, experience and integrity of the acquiring person or persons and its or their management.

  Shareholder Approval

     Article SIXTH provides that the affirmative vote of the holders of not less than 80% of each class of First Citizens Common Shares entitled to vote on the transaction shall be required for the approval of any Business Combination in which a Related Person has an interest (except proportionately as a shareholder); provided, however, the 80% voting requirement shall not be applicable if (a) the continuing directors, who at the time constitute at least a majority of the Board of Directors of First Citizens, have approved the Business Combination by at least a two-thirds vote or (b) certain conditions relating to the fairness of the transaction have been satisfied. Pursuant to Article FIFTH, if the 80% voting requirement is inapplicable, the transaction under consideration may be authorized by the affirmative vote of the holders of First Citizens Common Shares entitling them to exercise a majority of the voting power of the corporation.

     Article SIXTH further provides that no amendment of First Citizens' Articles of Incorporation shall be effective to amend, alter or repeal any of the provisions of Article SIXTH unless such amendment shall receive the affirmative vote of the holders of not less than 80% of the First Citizens Common Shares entitled to vote thereon; provided, however, the 80% voting requirement shall not be applicable if such amendment shall have been proposed and authorized by the Board of Directors of First Citizens by the affirmative vote of at least 2/3 of the continuing directors.

                   COMPARATIVE RIGHTS OF FARMERS SHAREHOLDERS

     As a consequence of the Merger, shareholders of Farmers will become shareholders of First Citizens, and their rights as shareholders of First Citizens will be determined by the ORC and by First Citizens' Articles of Incorporation and Code of Regulations. In many instances, including pre-emptive rights, waiver of notice of annual meetings, the capacity to take action without a meeting, and the availability of indemnification for officers and directors, the rights of Farmers shareholders, which are currently governed by the Farmers Articles of Incorporation and the ORC, are substantially the same as the rights of First Citizens shareholders. The following summary compares certain rights of the holders of Farmers Common Shares to the rights of holders of First Citizens Common Shares in areas where those rights are materially different. However, this summary does not purport to be a complete description of such differences and is qualified in its entirety by reference to the ORC and the governing corporate instruments of Farmers and First Citizens.

AUTHORIZED AND OUTSTANDING SHARES

     Farmers has authorized 200,000 Farmers Common Shares, $20.00 par value, all of which are currently issued and outstanding. First Citizens has authorized 10,000,000 First Citizens Common Shares, without par value, of which 3,051,504 are currently issued and outstanding. As a result of the Merger, First Citizens will have up to 4,263,504 First Citizens Common Shares issued and outstanding.

NOTICE OF SHAREHOLDER MEETINGS

     Notice of a special meeting of the Farmers shareholders must be given to the Farmers shareholders not less than seven nor more than 60 days before the date of such meeting. By contrast, notice of a special meeting of the First Citizens shareholders must be given not less than 10 nor more than 60 days before the date of such meeting.

QUORUM

     No particular number of Farmers shareholders is needed to establish a quorum for a meeting of the Farmers shareholders. A quorum at such meeting consists of the number of Farmers shareholders present in person or by proxy. By contrast, a majority of outstanding First Citizens Common Shares present in person or by proxy is required to constitute a quorum for a meeting of the First Citizens shareholders.

VOTING

     Both Farmers shareholders and First Citizens shareholders are entitled to one vote per share; however, unlike Farmers shareholders, First Citizens shareholders are entitled to request cumulative voting in the election of directors.

     In most instances, matters submitted to the Farmers shareholders or to the First Citizens shareholders are decided by a majority of votes cast with respect thereto. However, pursuant to the default provisions of the ORC, Farmers shareholders may amend the Farmers Articles of Incorporation, within certain limits and subject to approval by the Superintendent of the ODFI, and approve certain business combinations and other change-of-control transactions, by the affirmative vote of the holders of Farmers Common Shares entitling them to exercise at least two-thirds of the voting power of the corporation. Further, in certain instances First Citizens has exercised its right to opt-out of the ORC's default shareholder voting provisions, such that an 80% affirmative vote is required for specified shareholder amendments to the First Citizens Articles of Incorporation and for shareholder approval of certain business combinations. See "DESCRIPTION OF FIRST CITIZENS COMMON SHARES -- Provisions Relating to Business Combinations."

     A majority of votes cast by Farmers shareholders entitled to vote in the election of directors is always sufficient to remove a director from the Farmers Board. A majority of votes cast by First Citizens shareholders qualified to vote in the election of directors may also be sufficient to remove a director from the First Citizens Board, subject to two qualifications. First, in the event of a proposed Business Combination, the removal of a First Citizens director by the First Citizens shareholders requires the affirmative vote of not less than 80% of the First Citizens Common Shares entitled to vote with respect to such removal. Second, a First Citizens director may only be removed by the First Citizens shareholders if the votes cast against his or her removal would not be enough to elect one director under the cumulative voting scheme.

NOMINATION OF DIRECTORS

     With regard to both First Citizens and Farmers, only nominated persons are eligible for election to their respective boards of directors. Farmers has no specific requirements for nomination of a person to its Board. By contrast, First Citizens only recognizes nominations made by or at the direction of the Board of Directors, or by any shareholder present at a meeting of the First Citizens shareholders who complies with specified advance notice procedures. In most instances, to be timely, a shareholder must submit a nomination in writing to the secretary of First Citizens not less than 14 nor more than 50 days prior to the meeting of the First Citizens shareholders. However, if First Citizens fails to provide its shareholders with at least 21 days prior notice of the meeting, such written nomination need not be submitted until the earlier of (i) the close of business on the seventh day following notice of the meeting and
(ii) seven days prior to the date of the meeting.

NUMBER OF DIRECTORS

     The Farmers Board of Directors, which at all times must consist of no fewer than five directors and have a majority of outside directors, currently consists of eight directors, five of whom are outside directors. By contrast, the First Citizens Board of Directors, which at all times must consist of no fewer than five nor more than 25 directors, but need not have a majority of outside directors, currently consists of eleven directors, nine of whom are outside directors. Each of the First Citizens' Board of Directors and the Farmers' Board of Directors is divided into three classes of approximately equal number, with each class being elected for staggered three-year terms.

                        PRO FORMA FINANCIAL INFORMATION

     The following unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 and the unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 1997 and 1996, and for the years ended December 31, 1996, 1995 and 1994 have been prepared to reflect First Citizens' acquisition of Farmers as if the acquisition had occurred on September 30, 1997 with respect to the balance sheet and as of January 1 with respect to each of the income statements, in each case giving effect to the pro forma adjustments described in the accompanying notes. The pro forma adjustments are based on estimates made for the purpose of preparing these pro forma financial statements. The actual adjustments to the accounts of First Citizens will be made based on the underlying historical financial data at the time of the transaction. First Citizens' management believes that the estimates used in these pro forma financial statements are reasonable under the circumstances.

     The pro forma condensed consolidated financial information has been prepared based on the "pooling-of-interests" method of accounting assuming 1,212,000 First Citizens Common Shares will be issued and that no Farmers shareholders will dissent with respect to the Merger. This information will vary if any Farmers' shareholders dissent. For a discussion of the pooling-of-interests method of accounting, see "PROPOSED MERGER -- Accounting Treatment" and "Other Provisions of the Merger Agreement."

     The unaudited pro forma condensed consolidated balance sheet as of September 30, 1997 is not necessarily indicative of the combined financial position had the Merger been effective at that date. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of the results of operations that would have occurred had the Merger been effective at the beginning of the periods indicated, or of the future results of operations of First Citizens. These pro forma financial statements should be read in conjunction with the historical financial statements and the related notes incorporated elsewhere in this Proxy Statement/Prospectus.

     No adjustments to the pro forma financial statements were necessary to conform accounting methods as contemplated by Accounting Principles Board Opinion No. 16.

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                  FIRST                                    PRO
                                                CITIZENS       FARMERS       ADJ.         FORMA
                                               -----------    ----------    -------    -----------
INTEREST INCOME
  Interest and fees on loans.................  $14,425,901    $3,679,574    $    --    $18,105,475
  Interest and dividends on securities
     Taxable.................................    3,407,497     4,066,225         --      7,473,722
     Nontaxable..............................    1,851,241       748,892         --      2,600,133
  Interest on federal funds sold.............      341,490        41,913         --        383,403
  Interest on deposits with other financial
     institutions............................        4,338       303,422         --        307,760
  Other interest income......................          662       172,809         --        173,471
                                               -----------    ----------    -------    -----------
  Total interest income......................   20,031,129     9,012,835         --     29,043,964
                                               -----------    ----------    -------    -----------
INTEREST EXPENSE
  Interest on deposits.......................    6,740,475     4,869,198         --     11,609,673
  Interest on FHLB borrowings................      947,514            --         --        947,514
  Interest on other borrowings...............      260,526        13,712         --        274,238
                                               -----------    ----------    -------    -----------
  Total interest expense.....................    7,948,515     4,882,910         --     12,831,425
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME..........................   12,082,614     4,129,925         --     16,212,539
Provision for loan losses....................      322,891       110,000         --        432,891
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  LOSSES.....................................   11,759,723     4,019,925         --     15,779,648
                                               -----------    ----------    -------    -----------
NONINTEREST INCOME
  Computer center data processing fees.......    1,354,433            --         --      1,354,433
  Service charges on deposit accounts........      356,017       115,746         --        471,763
  Security gain (loss).......................           --        66,237         --         66,237
  Other operating income.....................      639,358        75,703         --        715,061
                                               -----------    ----------    -------    -----------
  Total noninterest income...................    2,349,808       257,686         --      2,607,494
                                               -----------    ----------    -------    -----------
NONINTEREST EXPENSE
  Salaries, wages and benefits...............    4,558,166     1,031,397         --      5,589,563
  Net occupancy expense......................      535,827        65,449         --        601,276
  Equipment expense..........................      445,444        80,441         --        525,885
  Federal deposit insurance premiums.........      553,481       272,370         --        825,851
  State franchise tax........................      416,138       140,621         --        556,759
  Professional fees..........................      274,444        18,280         --        292,724
  Other operating expenses...................    2,545,798       282,262         --      2,828,060
                                               -----------    ----------    -------    -----------
  Total noninterest expense..................    9,329,298     1,890,820         --     11,220,118
                                               -----------    ----------    -------    -----------
Income before taxes..........................    4,780,233     2,386,791         --      7,167,024
Provision for income taxes...................    1,122,000       667,569         --      1,789,569
                                               -----------    ----------    -------    -----------
NET INCOME...................................  $ 3,658,233    $1,719,222    $                   --
                                               ===========    ==========    =======    ===========
Earnings per common share....................  $      1.20    $     8.60               $      1.26
                                               ===========    ==========               ===========
Weighted average shares outstanding..........    3,051,504       200,000                 4,263,504
                                               ===========    ==========               ===========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                                  (UNAUDITED)

                                                                           PRO
                                               FIRST                      FORMA       PRO FORMA
                                             CITIZENS       FARMERS        ADJ.       COMBINED
                                            -----------    ----------    --------    -----------
INTEREST INCOME
  Interest and fees on loans..............  $16,617,684    $4,146,857    $    --     $20,764,541
  Interest and dividends on securities
     Taxable..............................    2,838,512     4,087,412         --       6,925,924
     Nontaxable...........................    1,630,036       835,087         --       2,465,123
  Interest on federal funds sold..........      574,835        99,990         --         674,825
  Interest on deposits with other
     financial institutions...............           --       152,516         --         152,516
  Other interest income...................        3,620       181,635         --         185,255
                                            -----------    ----------    -------     -----------
  Total interest income...................   21,664,687     9,503,497         --      31,168,184
                                            -----------    ----------    -------     -----------
INTEREST EXPENSE
  Interest on deposits....................    7,863,437     5,834,215         --      13,697,652
  Interest on FHLB borrowings.............      993,255            --         --         993,255
  Interest on other borrowings............      389,029        41,563         --         430,592
                                            -----------    ----------    -------     -----------
  Total interest expense..................    9,245,721     5,875,778         --      15,121,499
                                            -----------    ----------    -------     -----------
NET INTEREST INCOME.......................   12,418,966     3,627,719         --      16,046,685
Provision for loan losses.................      377,477        80,000         --         457,477
                                            -----------    ----------    -------     -----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES.............................   12,041,489     3,547,719         --      15,589,208
                                            -----------    ----------    -------     -----------
NONINTEREST INCOME
  Computer center data processing fees....    1,805,685            --         --       1,805,685
  Service charges on deposit accounts.....      445,487       117,381         --         562,868
  Security gain (loss)....................     (221,142)       25,416         --        (195,726)
  Other operating income..................      706,417        96,714         --         803,131
                                            -----------    ----------    -------     -----------
  Total noninterest income................    2,736,447       239,511         --       2,975,958
                                            -----------    ----------    -------     -----------
NONINTEREST EXPENSE
  Salaries, wages and benefits............    5,071,253     1,090,094         --       6,161,347
  Net occupancy expense...................      547,841        66,639         --         614,480
  Equipment expense.......................      564,949        67,632         --         632,581
  Federal deposit insurance premiums......      284,384       140,280         --         424,664
  State franchise tax.....................      437,961       127,853         --         565,814
  Professional fees.......................      308,579        11,456         --         320,035
  Other operating expenses................    2,568,558       284,790         --       2,853,348
                                            -----------    ----------    -------     -----------
  Total noninterest expense...............    9,783,525     1,788,744         --      11,572,269
                                            -----------    ----------    -------     -----------
Income before taxes.......................    4,994,411     1,998,486         --       6,992,897
Provision for income taxes................    1,312,184       402,897         --       1,715,081
                                            -----------    ----------    -------     -----------
NET INCOME................................  $ 3,682,227    $1,595,589    $    --     $ 5,277,816
                                            ===========    ==========    =======     ===========
Earnings per common share.................  $      1.21    $     7.98                $      1.24
                                            ===========    ==========                ===========
Weighted average shares outstanding.......    3,051,504       200,000                  4,263,504
                                            ===========    ==========                ===========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                                  (UNAUDITED)

                                                  FIRST                                    PRO
                                                CITIZENS       FARMERS       ADJ.         FORMA
                                               -----------    ----------    -------    -----------
INTEREST INCOME
  Interest and fees on loans.................  $17,143,958    $4,822,646    $    --    $21,966,604
  Interest and dividends on securities
     Taxable.................................    2,721,126     4,377,844         --      7,098,970
     Nontaxable..............................    1,430,575       880,366         --      2,310,941
  Interest on federal funds sold.............      508,134       156,267         --        664,401
  Interest on deposits with other financial
     institutions............................           --        93,012         --         93,012
  Other interest income......................        4,208       202,416         --        206,624
                                               -----------    ----------    -------    -----------
  Total interest income......................   21,808,001    10,532,551         --     32,340,552
                                               -----------    ----------    -------    -----------
INTEREST EXPENSE
  Interest on deposits.......................    7,947,510     6,549,900         --     14,497,410
  Interest on FHLB borrowings................      931,866            --         --        931,866
  Interest on other borrowings...............      371,774        54,514         --        426,288
                                               -----------    ----------    -------    -----------
  Total interest expense.....................    9,251,150     6,604,414         --     15,855,564
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME..........................   12,556,851     3,928,137         --     16,484,988
Provision for loan losses....................      368,350       365,000         --        733,350
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  LOSSES.....................................   12,188,501     3,563,137         --     15,751,638
                                               -----------    ----------    -------    -----------
NONINTEREST INCOME
  Computer center data processing fees.......    2,091,847            --         --      2,091,847
  Service charges on deposit accounts........      485,316       128,049         --        613,365
  Security gain (loss).......................       52,599        44,606         --         97,205
  Other operating income.....................      780,432        60,722         --        841,154
                                               -----------    ----------    -------    -----------
  Total noninterest income...................    3,410,194       233,377         --      3,643,571
                                               -----------    ----------    -------    -----------
NONINTEREST EXPENSE
  Salaries, wages and benefits...............    5,246,145     1,137,062         --      6,383,207
  Net occupancy expense......................      546,399        82,163         --        628,562
  Equipment expense..........................      630,033        73,711         --        703,744
  Federal deposit insurance premiums.........        3,000         2,000         --          5,000
  State franchise tax........................      418,876       175,041         --        593,917
  Professional fees..........................      331,214         8,613         --        339,827
  Other operating expenses...................    2,912,944       332,852         --      3,245,796
                                               -----------    ----------    -------    -----------
  Total noninterest expense..................   10,088,611     1,811,442         --     11,900,053
                                               -----------    ----------    -------    -----------
Income before taxes..........................    5,510,084     1,985,072         --      7,495,156
Provision for income taxes...................    1,545,198       381,720         --      1,926,918
                                               -----------    ----------    -------    -----------
NET INCOME...................................  $ 3,964,886    $1,603,352    $    --    $ 5,568,238
                                               ===========    ==========    =======    ===========
Earnings per common share....................  $      1.30    $     8.02               $      1.31
                                               ===========    ==========               ===========
Weighted average shares outstanding..........    3,051,504       200,000                 4,263,504
                                               ===========    ==========               ===========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                  (UNAUDITED)

                                                  FIRST                                    PRO
                                                CITIZENS       FARMERS       ADJ.         FORMA
                                               -----------    ----------    -------    -----------
INTEREST INCOME
  Interest and fees on loans.................  $12,741,121    $3,496,992    $    --    $16,238,113
  Interest and dividends on securities
     Taxable.................................    1,866,082     3,240,727         --      5,106,809
     Nontaxable..............................    1,086,749       671,414         --      1,758,163
  Interest on federal funds sold.............      372,017       132,677         --        504,694
  Interest on deposits with other financial
     institutions............................           --        74,671         --         74,671
  Other interest income......................      176,650       141,798         --        318,448
                                               -----------    ----------    -------    -----------
  Total interest income......................   16,242,619     7,758,279         --     24,000,898
                                               -----------    ----------    -------    -----------
INTEREST EXPENSE
  Interest on deposits.......................    5,966,755     4,838,565         --     10,805,320
  Interest on FHLB borrowings................      704,885            --         --        704,885
  Interest on other borrowings...............      268,902        39,330         --        308,232
                                               -----------    ----------    -------    -----------
  Total interest expense.....................    6,940,542     4,877,895         --     11,818,437
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME..........................    9,302,077     2,880,384         --     12,182,461
Provision for loan losses....................      238,500       273,750         --        512,250
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  LOSSES.....................................    9,063,577     2,606,634         --     11,670,211
                                               -----------    ----------    -------    -----------
NONINTEREST INCOME
  Computer center data processing fees.......    1,556,407            --         --      1,556,407
  Service charges on deposit accounts........      364,891        93,393         --        458,284
  Security gain (loss).......................       17,850        10,295         --         28,145
  Other operating income.....................      589,404        51,364         --        640,768
                                               -----------    ----------    -------    -----------
  Total noninterest income...................    2,528,552       155,052         --      2,683,604
                                               -----------    ----------    -------    -----------
NONINTEREST EXPENSE
  Salaries, wages and benefits...............    3,932,921       841,775         --      4,774,696
  Net occupancy expense......................      414,045        60,188         --        474,233
  Equipment expense..........................      467,120        59,835         --        526,955
  Federal deposit insurance premiums.........        3,500         2,000         --          5,500
  State franchise tax........................      319,726       131,281         --        451,007
  Professional fees..........................      402,290         7,693         --        409,983
  Other operating expenses...................    1,889,552       247,689         --      2,137,241
                                               -----------    ----------    -------    -----------
  Total noninterest expense..................    7,429,154     1,350,461         --      8,779,615
                                               -----------    ----------    -------    -----------
Income before taxes..........................    4,162,975     1,411,225         --      5,574,200
Provision for income taxes...................    1,157,584       327,160         --      1,484,744
                                               -----------    ----------    -------    -----------
NET INCOME...................................  $ 3,005,391    $1,084,065    $    --    $ 4,089,456
                                               ===========    ==========    =======    ===========
Earnings per common share....................  $      0.98    $     5.42               $      0.96
                                               ===========    ==========               ===========
Weighted average shares outstanding..........    3,051,504       200,000                 4,263,504
                                               ===========    ==========               ===========

                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      NINE MONTHS ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                                  FIRST                                    PRO
                                                CITIZENS       FARMERS       ADJ.         FORMA
                                               -----------    ----------    -------    -----------
INTEREST INCOME
  Interest and fees on loans.................  $13,675,600    $4,323,099    $    --    $17,998,699
  Interest and dividends on securities
  Taxable....................................    1,883,498     3,127,568         --      5,011,066
  Nontaxable.................................      994,279       658,250         --      1,652,529
  Interest on federal funds sold.............      334,254        25,701         --        359,955
  Interest on deposits with other
     financial institutions..................                     34,032         --         34,032
  Other interest income......................       24,239       173,487         --        197,726
                                               -----------    ----------    -------    -----------
  Total interest income......................   16,911,870     8,342,137         --     25,254,007
                                               -----------    ----------    -------    -----------
INTEREST EXPENSE
  Interest on deposits.......................    6,206,641     5,053,314         --     11,259,955
  Interest on FHLB borrowings................      656,196            --                   656,196
  Interest on other borrowings...............      232,850        56,260         --        289,110
                                               -----------    ----------    -------    -----------
  Total interest expense.....................    7,095,687     5,109,574         --     12,205,261
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME..........................    9,816,183     3,232,563         --     13,048,746
Provision for loan losses....................      319,500       694,844         --      1,014,344
                                               -----------    ----------    -------    -----------
NET INTEREST INCOME AFTER PROVISION FOR LOAN
  LOSSES.....................................    9,496,683     2,537,719         --     12,034,402
                                               -----------    ----------    -------    -----------
NONINTEREST INCOME
  Computer center data processing fees.......    1,654,239            --                 1,654,239
  Service charges on deposit accounts........      392,659       103,939         --        496,598
  Security gain (loss).......................      165,323       (18,939)        --        146,384
  Other operating income.....................      769,238        58,513         --        827,751
                                               -----------    ----------    -------    -----------
  Total noninterest income...................    2,981,459       143,513         --      3,124,972
                                               -----------    ----------    -------    -----------
NONINTEREST EXPENSE
  Salaries, wages and benefits...............    4,283,555       823,775         --      5,107,330
  Net occupancy expense......................      477,906        58,338         --        536,244
  Equipment expense..........................      545,921        46,056         --        591,977
  Federal deposit insurance premiums.........       23,229        12,514         --         35,743
  State franchise tax........................      325,286       145,186         --        470,472
  Professional fees..........................      483,441       114,573         --        598,014
  Other operating expenses...................    2,388,431       280,315         --      2,668,746
                                               -----------    ----------    -------    -----------
  Total noninterest expense..................    8,527,769     1,480,757         --     10,008,526
                                               -----------    ----------    -------    -----------
Income before taxes..........................    3,950,373     1,200,475         --      5,150,848
Provision for income taxes...................    1,142,463       208,853         --      1,351,316
                                               -----------    ----------    -------    -----------
NET INCOME...................................  $ 2,807,910    $  991,622    $    --    $ 3,799,532
                                               ===========    ==========    =======    ===========
Earnings per common share....................  $      0.92    $     4.96               $      0.89
                                               ===========    ==========               ===========
Weighted average shares outstanding..........    3,051,504       200,000                 4,263,504
                                               ===========    ==========               ===========

                      PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1997
                                  (UNAUDITED)

                                           FIRST                         PRO FORMA      PRO FORMA
                                          CITIZENS        FARMERS          ADJ.          COMBINED
                                        ------------    ------------    -----------    ------------
ASSETS
  Cash and balances with banks........  $ 12,314,467    $  3,347,227    $        --    $ 15,661,694
  Federal funds sold..................     7,462,000       3,100,000             --      10,562,000
  Interest bearing deposits...........                       442,282             --         442,282
  Securities:
     Available for sale...............    57,680,659      47,660,573             --     105,341,232
     Held to maturity.................     7,616,683      32,178,037             --      39,794,720
  Total Loans.........................   221,491,064      68,228,346             --     289,719,410
  Allowance for loan losses...........    (2,809,282)     (1,900,000)            --      (4,709,282)
                                        ------------    ------------    -----------    ------------
     Loans, net.......................   218,681,782      66,328,346             --     285,010,128
  Office premises and equipment.......     7,102,512         566,097             --       7,668,609
  Intangible assets...................     2,929,023          27,500             --       2,956,523
  Accrued interest and other assets...     4,089,739       2,209,494             --       6,299,233
                                        ------------    ------------    -----------    ------------
     Total Assets.....................  $317,876,865    $155,859,556             --    $473,736,421
                                        ============    ============    ===========    ============
LIABILITIES
  Deposits............................  $254,247,611    $136,497,294             --    $390,744,905
  Federal Home Loan Bank borrowings...    14,790,282                             --      14,790,282
  Securities sold under repurchase
     agreements.......................     8,793,421         900,000             --       9,693,421
  U.S. Treasury interest-bearing
     demand note......................     2,449,491         415,414             --       2,864,905
  Accrued interest, taxes and other
     liabilities......................     1,491,628       2,091,930             --       3,583,558
                                        ------------    ------------    -----------    ------------
     Total liabilities................   281,772,433     139,904,638             --     421,677,071
SHAREHOLDERS' EQUITY
  Common stock........................    15,257,520       4,000,000      4,000,000(A)   23,257,520
  Additional paid in capital..........                     4,000,000     (4,000,000)(A)
  Retained earnings...................    20,531,292       6,606,027             --      27,137,319
  Unrealized gain on securities
     available for sale...............       315,620       1,348,891             --       1,664,511
                                        ------------    ------------    -----------    ------------
     Total shareholders' equity.......    36,104,432      15,954,918             --      52,059,350
                                        ------------    ------------    -----------    ------------
     Total liabilities and
       shareholders' equity...........  $317,876,865    $155,859,556             --    $473,736,421
                                        ============    ============    ===========    ============

---------------

(A) Issuance of 1,212,000 First Citizens common shares in exchange for 200,000 Farmers common shares

                   INFORMATION WITH RESPECT TO FIRST CITIZENS

BUSINESS

     First Citizens is a bank holding company organized in 1987 under the laws of the State of Ohio and registered with the Federal Reserve Board pursuant to the Bank Holding Company Act of 1956, as amended. First Citizens has three wholly-owned banking subsidiaries: The Citizens Banking Company, a commercial bank organized and existing under the laws of the State of Ohio ("CBC"); The Castalia Banking Company, a commercial bank organized and existing under the laws of the State of Ohio ("Castalia"); and Farmers Interim Bank, an interim bank organized and existing under the laws of the State of Ohio for the limited purpose of effecting the transactions contemplated by the Reorganization Agreement. In addition, First Citizens has two wholly-owned nonbank subsidiaries which provide services related to its primary business: SCC Resources, Inc., an Ohio corporation which provides data processing services; and R.A. Reynolds Appraisal Services, Inc., an Ohio corporation which provides real estate appraisal services. As of September 30, 1997 and December 31, 1996, First Citizens had total consolidated assets of approximately $317.9 million and $302.8 million and total shareholders' equity of $36.1 million and $34.4 million, respectively.

     First Citizens' primary business is incidental to its two operating bank subsidiaries, CBC and Castalia. Located in Erie County, Ohio, both CBC and Castalia conduct a general banking business which involves collecting customer deposits, making loans and purchasing securities. Commercial banking accounts for substantially all of the revenue, operating income and assets of First Citizens. First Citizens Common Shares are traded on the Nasdaq Bulletin Board. For the nine months ended September 30, 1997, First Citizens' annualized return on assets and return on equity was 1.34% and 10.44%, respectively. First Citizens' principal executive offices are located at 100 East Water Street, Sandusky, Ohio 44870. The telephone number of First Citizens' executive offices is (419) 625-4121.

SELECTED FINANCIAL INFORMATION

     Selected financial data with respect to First Citizens can be found on pages 25 and 26 of First Citizens' 1996 annual report on Form 10-K and are incorporated herein by reference.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 1997

     First Citizens' Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter and nine months ended September 30, 1997, as compared to the same periods ended September 30, 1996, is included in First Citizens' Form 10-Q for the quarter ended September 30, 1997, which is incorporated herein by reference. Such discussion should be read in conjunction with (i) the interim consolidated financial statements and the footnotes thereto included in the Form 10-Q and (ii) Management's Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 1996 included in First Citizens' Form 10-K for the year ended December 31, 1996, which also is incorporated herein by reference.

CERTAIN STATISTICAL INFORMATION WITH RESPECT TO FIRST CITIZENS

     Certain statistical information with respect to First Citizens, such as information pertaining to the distribution of assets, liabilities and equity, interest rates and differentials; investment and loan portfolios; loan losses; deposits; short term borrowings and returns on assets and equity can be found on pages 11 through 22 of First Citizens' 1996 annual report on Form 10-K and is incorporated herein by reference.

MANAGEMENT

     The following table sets forth certain information concerning the directors and executive officers of First Citizens:

                   NAME                       AGE             POSITION WITH FIRST CITIZENS
     ---------------------------------        ---         -------------------------------------
     John L. Bacon....................        72          Director
     Mary Lee G. Close................        82          Director
     Richard B. Fuller................        76          Director
     H. Lowell Hoffman, M.D...........        75          Director
     Dean S. Lucal....................        60          Director
     W. Patrick Murray................        60          Director
     George L. Mylander...............        64          Director
     Paul H. Pheiffer.................        72          Director
     Richard O. Wagner................        84          Director
     Lowell W. Leech..................        70          Director and Chairman of the Board
     David A. Voight..................        54          Director and President
     Donald E. Gosser.................        61          Senior Vice President and Treasurer
     James O. Miller..................        45          Senior Vice President and Controller
     Jay R. Pressler..................        53          Senior Vice President

     Set forth below is a brief description of the business experience of each director and executive officer of First Citizens:

     MR. BACON has served as a Director of First Citizens since 1987, as a Director of CBC since 1973 and as a Director of Castalia since 1990. In addition, Mr. Bacon serves as Chairman of the Board of Mack Iron Works Company, a metal fabrication company headquartered in Sandusky, Ohio.

     MS. CLOSE has served as a Director of First Citizens since 1987 and as a Director of CBC since 1983. In addition, Ms. Close manages a portfolio of personal investments.

     MR. FULLER has served as a Director of First Citizens since 1987, as a Director of CBC since 1960 and as a Director of Farmers Interim Bank since October 1997. Mr. Fuller is retired from his career in the manufacturing industry.

     DR. HOFFMAN has served as a Director of First Citizens since 1987, as a Director of CBC since 1980, as a Director of SCC Resources, Inc. since 1993 and as a Director of Farmers Interim Bank since October 1997. Dr. Hoffman is retired from his career as a surgeon.

     MR. LUCAL has served as a Director of First Citizens since 1987, as a Director of CBC since 1973 and as a Director of R.A. Reynolds Appraisal Services, Inc. since 1993. In addition, Mr. Lucal has been a partner in the law firm of Lucal & McGookey (and its predecessors) since 1965.

     MR. MURRAY has served as a Director of First Citizens since 1987, as a Director of CBC since 1983 and as a Director of Castalia since 1990. In addition, Mr. Murray has been a partner in the law firm of Murray and Murray Company, L.P.A. since 1965.

     MR. MYLANDER has served as a Director of First Citizens since 1987, as a Director of CBC since 1965 and as a Director of Farmers Interim Bank since October 1997. Mr. Mylander is retired from his career as an educator.

     MR. PHEIFFER has served as a Director of First Citizens since 1987, as a Director of CBC since 1968 and as a Director of Farmers Interim Bank since October 1997. In addition, Mr. Pheiffer serves as Chairman of the Board of Sandusky Bay Investment Company, Ltd., a marina development and operating company located in Sandusky, Ohio.

     MR. WAGNER has served as a Director of First Citizens since 1987, as a Director of CBC since 1968 and as a Director of Farmers Interim Bank since October 1997. Mr. Wagner is retired from his career in the banking industry, which included service as President of CBC.

     MR. LEECH has served as a Director of First Citizens since 1987 (serving as Chairman of its Board since 1987), as a Director of CBC since 1975 (serving as Chairman of its Board since 1990) and as a Director of Castalia since 1990 (serving as Chairman of its Board since 1990). Mr. Leech's career in the banking industry included service as President of CBC.

     MR. VOIGHT has served on the respective Boards of First Citizens and CBC since 1989, as a Director of SCC Resources, Inc. since 1993, as a Director of R.A. Reynolds Appraisal Services, Inc. since 1993 and as a Director of Farmers Interim Bank since October 1997. In addition, Mr. Voight has served as President of each of First Citizens and CBC since 1992 and as President of Farmers Interim Bank since October 1997.

     MR. GOSSER has served as Senior Vice President and Treasurer of First Citizens since 1987 and as Senior Vice President and Cashier of CBC since 1985.

     MR. MILLER has served as Senior Vice President and Controller of First Citizens since 1992, as Senior Vice President of CBC since 1992, as Treasurer and Secretary of SCC Resources, Inc. since 1993, as Treasurer of Reynolds Appraisal Services, Inc. since 1994 and as Treasurer and Secretary of Farmers Interim Bank since October 1997.

     MR. PRESSLER has served as Senior Vice President of First Citizens since 1995 and as Senior Vice President of CBC since 1992.

     Certain information relating to the management, executive compensation, various benefit plans (including stock plans), certain relationships and related transactions and other related matters as to First Citizens is set forth in First Citizens' Proxy Statement dated February 2, 1997 which is incorporated by reference in First Citizens' annual report on Form 10-K for the year ended December 31, 1996. First Citizens' 1996 annual report is incorporated by reference in this Proxy Statement/Prospectus. See "Information Incorporated by Reference" below. Farmers shareholders who wish to obtain copies of these documents may contact First Citizens at its address or telephone number set forth under "AVAILABLE INFORMATION."

SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth (i) as of January 30, 1998 and (ii) after consummation of the Merger, the total number and percentage of First Citizens Common Shares beneficially owned by each director of First Citizens, each executive officer of First Citizens, and all directors and executive officers of First Citizens as a group. The number of First Citizens Common Shares shown as being beneficially owned by each such director and executive officer are those over which he or she has either sole or shared voting or investment power. As of January 30, 1998, there were 3,051,504 shares issued and outstanding and no shares were held in treasury. The percent of beneficial ownership of management after the Merger was calculated based on an exchange ratio of 6.06 First Citizens Common Shares for each Farmers Common Share, assuming that no dissenters' rights will be exercised by Farmers shareholders and that all 200,000 outstanding Farmers Common Shares will be exchanged for Farmers Common Shares in the Merger.

                                                                          PERCENT OF CLASS     PERCENT OF CLASS
                                               AMOUNT AND NATURE OF            AS OF                AFTER
         NAME OF BENEFICIAL OWNER            BENEFICIAL OWNERSHIP (a)     JANUARY 30, 1998          MERGER
-------------------------------------------  ------------------------    ------------------    ----------------
John L. Bacon (b)(c)(d)....................             1,784                       *                    *
Mary Lee G. Close (e)......................            98,312                    3.22%                2.31%
Richard B. Fuller (c)(d)...................             8,600                       *                    *
Lowell W. Leech (b)(g)(k)..................            24,280                     .79                  .56
Dean S. Lucal (g)(h).......................            18,480                     .60                  .43
W. Patrick Murray (i)......................           158,087                    5.18                 3.70
George L. Mylander (c)(d)..................           324,439                   10.63                 7.60
Paul H. Pheiffer (c)(j)....................            87,778                     .91                 2.05
Richard O. Wagner (b)(c)...................            13,900                     .45                  .32
H. Lowell Hoffman, M.D. (f)(g).............            21,200                     .69                  .49
David A. Voight............................             6,356                       *                    *
Donald E. Gosser (l).......................             6,888                       *                    *
James O. Miller (m)........................             2,480                       *                    *
Jay R. Pressler (n)........................             2,840                       *                    *
All directors and executive officers as a        ------------             -----------          -----------
  group (14 persons).......................
                                                =============             ===========          ===========

---------------

  * Shares owned represent less than 1% of class.

 (a) Unless otherwise indicated, the person has sole voting and investment power as to the common shares held.

 (b) Member of Asset-Liability Committee.

 (c) Member of Nominating Committee.

 (d) Member of Audit Committee.

 (e) 96,240 shares owned directly by Mary Lee G. Close; and 2,072 shares owned by son, David A. Close.

 (f) 11,292 shares owned directly by Harry L. Hoffman Trust; 800 shares owned directly by H. Lowell Hoffman; 100 shares owned directly by spouse, Helen; and 9,008 shares held by National City Investments for the benefit of H. Lowell Hoffman, IRA.

 (g) Member of Compensation, Benefits and Liability Committee.

 (h) 2,904 shares owned directly by Dean S. Lucal; 3,060 shares held by Dean S. Lucal self-directed IRA; 8,916 shares owned jointly with spouse, Martha Jane Lucal; and 3,600 shares owned directly by spouse, Martha Jane Lucal, IRA.

 (i) 29,835 shares owned directly by W. Patrick Murray; 77,952 shares owned jointly by W. Patrick Murray with spouse, Louise Murray; and 16,236 shares owned directly by spouse, Louise Murray. In addition, W. Patrick Murray is a partner in the limited partnership known as SFOL, holding 34,064 shares.

 (j) 3,451 shares owned directly by Paul H. Pheiffer; 22,419 shares owned by spouse, Catharine J. Pheiffer; and 61,908 shares owned by Catharine J. Pheiffer, Trustee, for J. Richard Dorn Jr.

 (k) 10,800 shares owned directly by Lowell W. Leech Trust; 10,800 shares owned directly by spouse, Betty J. Leech Trust; 800 shares owned by Lowell W.Leech self-directed IRA; and 1,880 shares owned by Betty J. Leech self-directed IRA.

 (l) 3,888 shares owned directly by Donald E. Gosser; and 3,000 shares owned jointly with spouse, Shirley A. Gosser.

(m) 240 shares owned by James O. Miller, Custodian for the benefit of Alexis C. Miller; 240 shares owned by James O. Miller, Custodian for the benefit of Allyson O. Miller; and 2,000 shares owned directly by spouse, Martha M. Miller selfdirected IRA.

 (n) 2,840 shares owned jointly with spouse, Judith M. Pressler.

MARKET PRICE OF FIRST CITIZENS COMMON SHARES

     First Citizens Common Shares trade on the Nasdaq Bulletin Board under the symbol "FCZA." The brokerage firms of EVEREN Securities, Inc., Hill, Thompson, Magid & Co., McDonald & Company, Monroe Securities, Inc., The Ohio Company, and Quantum Capital currently act as market makers for First Citizens Common Shares.

     Information regarding the market price and dividends paid on the First Citizens Common Shares with respect each quarterly period during 1995 and 1996 may be found on page 24 of First Citizens' 1996 Annual Report. As of January 30, 1998 the Nasdaq Bulletin Board closing price of First Citizens Common Shares was $38.81 and First Citizens Common Shares were held by approximately 584 shareholders.

INFORMATION INCORPORATED BY REFERENCE

     First Citizens has filed with the Commission its annual report on Form 10-K for the year ended December 31, 1996, quarterly reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively, and a current report on Form 8-K dated July 3, 1997. Certain of the information contained therein is also incorporated herein by reference. Specifically, information about First Citizens' industry segments may be found on page 6 of the 1996 annual report; selected financial information may be found on pages 25 and 26 of the 1996 annual report; management's discussion and analysis of First Citizens' financial condition and results of operations for the year ended December 31, 1996 may be found on pages 26 through 36 of the 1996 annual report; management's discussion and analysis of First Citizens' financial condition and results of operations for the quarter ended September 30, 1997 may be found on pages 16 through 21 of the Form 10-Q for the quarter then ended; and information regarding any changes in or disagreements with accountants on accounting and financial disclosures may be found on page 63 of the 1996 annual report.

                      INFORMATION WITH RESPECT TO FARMERS

BUSINESS

     Farmers is a commercial bank chartered under the laws of the State of Ohio and headquartered in New Washington, Ohio. In addition to the New Washington office, Farmers maintains branch offices in Chatfield, Tiro, Richwood and Green Camp, Ohio. Farmers provides a full range of banking services, including checking and savings accounts; certificates of deposit; individual retirement accounts; commercial, real estate, consumer and agricultural loans; and safe deposit boxes. As of September 30, 1997 and December 31, 1996, Farmers had total assets of approximately $155.9 million and $153.1 million and total shareholders' equity of approximately $16.0 million and $14.3 million, respectively. Farmers' principal executive offices are located at 102 South Kibler Street, New Washington, Ohio 44854-9401. The telephone number of Farmers' executive offices is (419) 492-2177.

  Regulation; Memorandum of Understanding

     Farmers is subject to regulation by the ODFI and the FDIC. Pursuant to a Memorandum of Understanding dated October 31, 1997 by and among Farmers, the ODFI and the FDIC (the "MOU"), Farmers has agreed to comply with certain directives which are intended to correct operational deficiencies identified in the ODFI's March 14, 1997 Examination Report (the "Examination Report") and improve Farmers' overall financial condition. The MOU specifies various deadlines (generally ranging from 10 to 90 days from the date of the MOU) for the implementation of certain corrective measures and requires that such measures be maintained until such time as the MOU is stayed, modified, terminated or suspended by the ODFI and the FDIC.

     The MOU requires Farmers to, among other things:

          i. Achieve and maintain, through charges to current operating income, an adequate valuation reserve for loan losses; conduct a quarterly assessment of the loan loss reserve and nonperforming loans; refile Reports of Condition and Income for December 31, 1996 and the first three quarters of 1997 to reflect an appropriate level of Allowance for Loan and Lease Losses; maintain documentation in support of the foregoing; and submit to the ODFI and the FDIC a record of the methodology used for determining loan loss reserves;

          ii. Develop a written plan designed to improve Farmers' position on certain loans in excess of $100,000 which are past due on principal or interest by 90 days or more;

          iii. Prepare and submit to the ODFI and the FDIC for review and approval (A) a management plan describing actions to be taken by Farmers' Board of Directors to strengthen management and improve the Board's supervision of Farmers' affairs, (B) an amended written loan policy including the recommendations detailed in the Examination Report, (C) written loan review procedures designed to identify and categorize problem credits and assess the overall quality of the loan portfolio, (D) an amended appraisal policy and procedures consistent with the Examination Report and regulatory guidelines, (E) an amended written investment policy consistent with regulatory guidelines, (F) an amended interest rate risk policy and procedures consistent with the Examination Report and regulatory guidelines and (G) quarterly progress reports detailing the actions taken to secure compliance with the MOU and the results thereof;

          iv. Establish procedures to ensure that (A) Farmers' officers and employees are aware of, have access to, and adhere to Farmers' loan policy,
     (B) exceptions to Farmers' loan policy are approved in advance by the Board of Directors, and (C) the reasons for any such exceptions are noted in the Board minutes and maintained in the obligor's file;

          v. Refrain from (A) declaring or paying dividends without the prior written approval of the ODFI and the FDIC when Farmers' tier one leverage ratio is below 7.5% or (B) extending any additional credit to any borrower who is an obligor to Farmers on any extension of credit or portion thereof that has been charged-off or classified "substandard," "doubtful," or "loss" in the Examination Report or in any subsequent examination report so long as such credit remains uncollected, unless the additional extension of credit has been authorized in advance by the Farmers Board of Directors in accordance with certain standards and supported by certain documentation;

          vi. Take all necessary steps consistent with sound banking practices to (A) address all violations described in the Examination Report and refrain from engaging in such violations in the future, (B) eliminate and/or correct problems relating to credit information and collateral documentation and ensure proper collection and maintenance of such information and documentation in the future, and (C) ensure all deficiencies in internal routine and controls, as identified in the Examination Report, are eliminated and/or corrected and procedures are implemented to maintain a sound system of internal controls;

          vii. Establish a Compliance Committee comprised of outside directors to monitor compliance with the MOU and written policies and procedures; and

          viii. Adopt all plans, policies and procedures required by the MOU and fully comply with all of the terms thereof.

  Actions Taken in Response to the Memorandum of Understanding

     To date, Farmers has taken the following actions in response to the MOU:

          i. Formed a Compliance Committee comprised of outside directors to monitor compliance with the MOU and Farmers' written policies and procedures and engaged Austin Associates to assist in the coordination of MOU compliance efforts;

          ii. Contracted for and received a detailed loan review from Austin Credit Services;

          iii. Increased loan loss reserves consistent with the recommendations of the regulatory examiners and Austin Credit Services;

          iv. Developed a plan to correct loan documentation deficiencies;

          v. Adopted a lending policy which includes a methodology for determining future loan loss reserves;

          vi. Filed with the ODFI and FDIC restated reports of condition dating back to December 31, 1996 reflecting the increases in its loan loss reserves and provided the ODFI and FDIC with certain other documents relating to the actions described above.

     While Farmers intends to continue to fully comply with all of the provisions of the MOU, there can be no assurance that such compliance will improve Farmers' overall financial condition or result in a timely modification or termination of the MOU. Moreover, compliance by Farmers with the provisions of the MOU will not bar, estop or otherwise prevent the ODFI and/or the FDIC or any other regulatory agency or department from taking any other action affecting Farmers or any of its current or former affiliates.

MARKET PRICE AND DIVIDENDS ON FARMERS COMMON SHARES

     Farmers Common Shares are not traded in any established market. The sale price for Farmers Common Shares on April 11, 1996, the date of the most recent transaction of which Farmers' management is aware, was $72.00. As of December 10, 1997, the number of Farmers shareholders was approximately 197.

     The following table sets forth the per share cash dividends declared on Farmers Common Shares for each quarter since January 1, 1995, as restated for the effect of stock splits:

                1995
                First Quarter........................................   None
                Second Quarter.......................................   None
                Third Quarter........................................   None
                Fourth Quarter.......................................  $1.20

                1996
                First Quarter........................................   None
                Second Quarter.......................................   None
                Third Quarter........................................   None
                Fourth Quarter.......................................  $1.40

                1997
                First Quarter........................................   None
                Second Quarter.......................................   None
                Third Quarter........................................   None

     It is expected that Farmers will declare its normal annual dividend during the fourth quarter of 1997. Such dividend would be paid prior to the consummation of the Merger.

     Dividends may be declared by Farmers by its Board of Directors out of surplus. An Ohio bank must generally maintain surplus in an amount which is equal to the amount of its capital. In addition to other limitations under Ohio law with respect to the payment of dividends, approval of the Ohio Division of Financial Institutions is required for the declaration of dividends by an Ohio bank if the total of all dividends declared by such bank in any year exceeds the total of its net profits (as defined in Section 1117.02 of the ORC) for that year combined with its retained net profits for the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock or capital securities.

     If, in the opinion of the applicable bank regulatory authority, a bank under its jurisdiction is engaged in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. In addition, the Federal Reserve Board and the FDIC have issued policy statements which provide that banks should generally only pay dividends out of current operating earnings. Finally, bank regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank under their jurisdiction. Compliance with standards set forth in such policy statements and guidelines could limit the amounts which a bank can pay as dividends. For discussions of the restrictions on the payment of dividends on Farmers

Common Shares, see "INFORMATION WITH RESPECT TO FARMERS -- Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Capital Resources."

SELECTED FINANCIAL INFORMATION

     The following table sets forth certain selected financial information of Farmers and is qualified in its entirety by reference to the detailed information and financial statements of Farmers included elsewhere herein.

                                      NINE MONTHS ENDED
                                        SEPTEMBER 30,                    YEAR ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1997       1996       1996       1995       1994       1993       1992
                                     --------   --------   --------   --------   --------   --------   --------
                                            (IN THOUSANDS OF DOLLARS, EXCEPT SHARES AND PER SHARE DATA)
Statements of earnings:
  Total interest income............  $  8,342   $  7,762   $ 10,571   $  9,530   $  9,041   $  8,561   $  7,620
  Total interest expense...........     5,109      4,877      6,604      5,876      4,883      4,630      4,502
                                     --------   --------   --------   --------   --------   --------   --------
    Net interest income............     3,233      2,885      3,967      3,654      4,158      3,931      3,118
  Provision for loan losses........       695        274        365         80        110        560        320
                                     --------   --------   --------   --------   --------   --------   --------
    Net interest income after
      provision for loan losses....     2,538      2,611      3,602      3,574      4,048      3,371      2,798
  Security gains (losses)..........       (19)         6          6         (2)        38        168         86
  Other............................       162        144        189        215        192        165        132
                                     --------   --------   --------   --------   --------   --------   --------
    Total noninterest income.......       143        150        195        213        230        333        218
  Total noninterest expenses.......     1,481      1,350      1,812      1,789      1,891      1,718      1,490
    Earnings before federal income
      taxes........................     1,200      1,411      1,985      1,998      2,387      1,986      1,526
  Federal income tax expense.......       208        327        382        403        668        605        373
                                     --------   --------   --------   --------   --------   --------   --------
    Net earnings...................  $    992   $  1,084   $  1,603   $  1,595   $  1,719   $  1,381   $  1,153
                                     ========   ========   ========   ========   ========   ========   ========
Per share of common stock(1)
  Net earnings.....................  $   4.96   $   5.42   $   8.02   $   7.98   $   8.60   $   6.91   $   5.77
  Dividends........................         0          0       1.40       1.20       1.00        .88        .75
  Book value.......................     79.77      66.84      71.31      63.78      42.93      48.11      39.63
Average common shares(1)
  outstanding......................   200,000    200,000    200,000    200,000    200,000    200,000    200,000
Year-end balances:
  Loans, net.......................    66,328     54,307     57,537     47,092     43,205     41,115     38,158
  Securities.......................    79,839     89,297     88,682     85,903     75,736     77,816     51,334
  Total assets.....................   155,860    152,778    153,131    142,757    128,108    132,508    107,399
  Deposits.........................   136,497    136,352    135,312    126,899    119,108    119,561     96,183
  Borrowings.......................     1,315      1,764      1,188        918        323        864        892
  Shareholders' equity.............    15,955     13,369     14,261     12,756      8,586      9,621      7,925

---------------

(1) All share and per share data has been restated for the effect of common stock dividends and splits.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Introduction

     This discussion is intended to focus on certain financial information regarding Farmers. The purpose of this discussion is to provide the reader with a more thorough understanding of the financial statements. This discussion should be read in conjunction with the financial statements and accompanying notes contained elsewhere in this Proxy Statement/Prospectus.

     Management of Farmers is not aware of any market or institutional trends, events or uncertainties that are expected to have a material effect on liquidity, capital resources or operations except as discussed herein. Also, management is not aware of any current recommendations by its regulatory authorities that would have such effect if implemented except as discussed herein and under the heading "Business" in "Information with Respect to Farmers".

  Overview

     The reported results of Farmers are dependent on a variety of factors, including the general interest rate environment, competitive conditions in the industry, governmental policies and regulations and conditions in the markets for financial assets. Net interest income is the largest component of Farmers 'net income, and consists of the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Net interest income is primarily affected by the volume, interest rates and composition of interest-earning assets and interest-bearing liabilities.

     Average Balances and Yields. The following tables present for the periods indicated, the total amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Net interest margin refers to the net interest income divided by total interest-earning assets and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

                                                         FOR THE YEAR ENDED DECEMBER 31
                                        ----------------------------------------------------------------
                                                     1996                              1995
                                        ------------------------------    ------------------------------
                                        AVERAGE                 YIELD/    AVERAGE                 YIELD/
                                        BALANCE     INTEREST     RATE     BALANCE     INTEREST     RATE
                                        --------    --------    ------    --------    --------    ------
                                                           (IN THOUSANDS OF DOLLARS)
ASSETS
Interest-earning assets:
  Loans(1)(2)(3).....................   $ 52,924    $  4,823     9.11%    $ 45,801     $ 4,147     9.05%
  Taxable securities(5)..............     67,826       4,378     6.34       62,338       4,087     6.36
  Nontaxable securities(4)...........     15,740         880     5.59       14,451         835     5.78
  Equity securities(5)...............      4,581         241     7.08        3,411         209     7.02
  Federal funds sold.................      2,600         156     6.00        1,630         100     6.13
  Interest-bearing deposits in other
     banks...........................      1,181          93     7.87        2,296         152     6.62
                                        --------     -------              --------      ------
          Total interest-earning
            assets...................    144,852      10,571     7.30%     129,927       9,530     7.25%
                                                     -------                            ------
Noninterest-earning assets:
  Cash and due from banks............      2,843                             2,420
  Office premises and equipment,
     net.............................        610                               547
  Accrued interest receivable........      1,590                             1,423
  Goodwill...........................         41                                52
  Other assets.......................        384                               428
  Less allowance for possible loan
     losses..........................     (1,138)                             (915)
                                        --------                          --------
          Total......................   $149,182                          $133,882
                                        ========                          ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing liabilities:
  Savings, NOW and Money Market
     deposit accounts................   $ 35,907       1,132     3.15%    $ 37,234       1,223     3.28%
  Time deposits......................     92,576       5,418     5.85       79,462       4,611     5.80
  Securities sold under repurchase
     agreements......................        906          45     4.97          546          30     5.49
  U.S. Treasury demand notes
     payable.........................        310           9     2.90          261          12     4.60
                                        --------     -------              --------      ------
          Total interest bearing
            liabilities..............    129,699       6,604     5.09%     117,503       5,876     5.00%
                                        --------     -------              --------      ------
Noninterest-bearing liabilities:
  Demand deposits....................      4,913                             4,877
  Other liabilities..................      1,451                               729
                                        --------                          --------
                                           6,364                             5,606
Shareholders' equity.................     13,119                            10,773
                                        --------                          --------
          Total......................   $149,182                          $133,882
                                        ========                          ========
Net interest income..................               $  3,967                           $ 3,654
                                                     =======                            ======
Net yield on interest-earning
  assets.............................                            2.74%                             2.78%

---------------

(1) For purposes of these computations, the daily average loan amounts outstanding are net of unearned income.

(2) Included in loan interest income are loan fees of $194,316 in 1996 and $141,163 in 1995.

(3) Nonaccrual loans are included in loan totals and do not have a material impact on the analysis presented.

(4) Interest income is reported on a historical basis without tax-equivalent adjustment.

(5) Average balance is computed using the carrying value of securities. The average yield has been computed using the historical amortized cost average balance for available for sale securities.

     Rate and Volume Variances. Net interest income is affected by changes in the level of interest-earning assets and interest-bearing liabilities and changes in yields earned on assets and rates paid on liabilities. The following table sets forth, for the periods indicated, a summary of the impact on interest income and interest expense of changes in average asset and liability balances and changes in average rates. Changes attributable to the combined impact of volume and rate have been allocated proportionately to change due to volume and change due to rate.

                                                                       1996 COMPARED TO 1995
                                                                     INCREASE (DECREASE) DUE TO
                                                                     --------------------------
                                                                     VOLUME     RATE      NET
                                                                     ------     ----     ------
                                                                       (THOUSANDS OF DOLLARS)
Interest income:
  Loans............................................................  $  642     $ 34     $  676
  Taxable securities...............................................     355      (64)       291
  Nontaxable securities............................................      73      (28)        45
  Equity securities................................................      65      (33)        32
  Federal funds sold...............................................      58       (2)        56
  Interest-bearing deposits in other banks.........................     (83)      24        (59)
                                                                     ------     ----     ------
          Total interest-earning assets............................  $1,110     $(69)    $1,041
                                                                     ======     ====     ======
Interest expense:
  Savings, NOW and Money Market deposit accounts...................  $  (43)    $(48)    $  (91)
  Time deposits....................................................     767       40        807
  Securities sold under repurchase agreements......................      18       (3)        15
  U.S. Treasury demand notes payable...............................       2       (5)        (3)
                                                                     ------     ----     ------
          Total interest-bearing liabilities.......................  $  744     $(16)    $  728
                                                                     ------     ----     ------
          Net interest income......................................  $  366     $(53)    $  313
                                                                     ======     ====     ======

  Comparison of Operating Results for Nine Months Ended September 30, 1997 and 1996

     Net income was $992,000 for the nine months ended September 30, 1997 compared to $1,084,000 for the comparable period in 1996. Major factors impacting these results are discussed below.

     Net interest income increased by $348,000 for the nine months ended September 30, 1997 over the same period in 1996. The majority of this increase comes from interest and fees on loans which increased by $826,000 and is a direct reflection of management's continuing emphasis on increase loan volume, primarily in the real estate mortgage area. The increase in loan income was partly offset by a decline in interest on securities and short-term investments as maturities of these assets were used to fund loans. Interest expense on deposits also increased due to a slight shift from savings accounts to higher rate certificates of deposit and a general increase in the rates being paid on certificates of deposit.

     The provision for loan losses for the first three quarters of 1997 totaled $695,000 compared to $274,000 in 1996, an increase of $421,000. The increased provision expense was made in recognition of the continued increase in loans and also based on the results of an independent loan review which management contracted to be performed in response to the MOU. See "INFORMATION WITH RESPECT TO FARMERS -- Business." The loan review results indicated that internal procedures for loan underwriting and documentation standards had not been sufficient to keep pace with the rapid expansion in loan volume. As a result, the credit quality of new loan originations in 1997 has deteriorated and perfection of Farmers' security interest is not always well documented. Even though the majority of new loans are secured by residential real estate, which typically carry a lower risk of loss than other loans, management felt it prudent to increase the provision for loan losses until the results of recent improvements in lending procedures have time to become effective. Management has taken aggressive action to correct lending deficiencies by adopting a new loan policy, improving the loan approval process, contracting for the assistance of experienced loan underwriters and by implementing a standardized loan document preparation system. These improvements are expected to reduce the need for future large provisions to the allowance for loan losses.

     Noninterest income for the first three quarters of 1997 showed no significant change from the comparable period in 1996.

     Noninterest expense increased by $131,000 in 1997 over 1996 almost entirely related to increased professional fees for strategic planning consulting services and acquisition related costs.

  Comparison of Operating Results for the Years Ended December 31, 1996 and 1995

     Net income of $1,603,000 for the year ended December 31, 1996 increased by $7,000 or less than 1% from the net income of $1,596,000 reported in 1995. Major factors which influenced the change from 1995 to 1996 include an increase in net interest income of $312,000 that was largely offset by an increase in the provision for loan losses of $285,000 as more fully discussed below.

     Net interest income for 1996 was $3,967,000 compared to $3,655,000 in 1995, an increase of 8.5%. Total interest income increased by $1,041,000, primarily from loans and taxable investments compared to an increase of $729,000 in interest expense, primarily interest paid on deposits. The increase in loan income resulted from continued growth in the loan portfolio with the average outstanding balance increasing from $45,801,000 in 1995 to $52,924,000 in 1996 while the average yield remained relatively constant at 9.11% in 1996 compared to 9.05% in 1995. The increase in interest income on taxable investments also resulted from an increase in the average balance outstanding which was $67,826,000 in 1996 compared to $62,338,000 in 1995 while the average yield showed little change. The increase in earning assets was funded by an increase in interest bearing liabilities, primarily time deposits, which increased from an average balance of $79,462,000 in 1995 to $92,576,000 in 1996 while overall deposit average rates remained flat. Farmers has historically attracted deposits by offering highly competitive rates and in the latter part of 1995 and 1996 aggressively marketed a six-month time deposit account designed to mature shortly after the end of the year. As a result, Farmers' overall cost of funds tends to exceed that of other local community banks, negatively impacting Farmers' net interest margin.

     Management periodically evaluates the adequacy of the allowance for loan loss balance and makes provisions for possible loan losses by a charge to operations. As previously discussed, Farmers' regulators have required that the process used by management to evaluate the adequacy of the allowance for loan losses be improved. The regulators' recommendations, as well as the results of an independent loan review process completed in October 1997 have been considered by management in its assessment of Farmers' 1996 and 1995 allowance balance and related provisions for loan losses. The provision for loan losses was $365,000 in 1996 compared to $80,000 in 1995, an increase of $285,000. The increased provision for 1996 is a result of additional allocations of $72,000 for loans considered impaired, an increase in net charge-offs of $98,000 in 1996 and a reflection of the overall increase in the size of the loan portfolio which increased from $48,074,000 at year end 1995 to $58,830,000 at year end 1996. Management's evaluation of the adequacy of the allowance is based upon a review of the existing loan portfolio considering such items as known problem loans, past loss experience, delinquency trends, changes in the size and composition of the loan portfolio and current economic conditions and recommendations of its regulators and the independent loan review process previously discussed.

     Statement of Financial Accounting Standards ("SFAS") Nos. 114 and 118 were effective January 1, 1995 and require recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. An impaired loan is carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans. The effect of adopting these standards did not have a material impact on the 1995 or 1996 financial statements.

     Total noninterest income reflected no significant change for 1996 compared to 1995. Total noninterest expense increased by $23,000 for 1996 over 1995. This was comprised of a $138,000 reduction in federal deposit insurance premiums resulting from a change in premium rates by the FDIC which was offset by normal salary adjustments of approximately 4.3% and modest increases in other operating costs.

     Federal income tax expense amounted to $382,000 in 1996 compared to $403,000 in 1995 reflecting effective tax rates of 19.2% and 20.2% respectively. The effective tax rate is less than the statutory federal income tax rate of 34% due to Farmers' investment in nontaxable municipal investments and marketable equity securities for which the dividends are partially excluded from tax.

  Asset Quality

     Nonperforming loans consist of loans past due 90 days or more and loans for which the accrual of interest has been discontinued. Nonperforming loans totaled approximately $1,260,000 or 2.14% of total loans at December 31, 1996, as compared to $964,000 or 2.01% of total loans at December 31, 1995. The allowance for loan losses as a percentage of nonperforming loans was 102.6% and 101.9% at year end 1996 and 1995, respectively.

     The following table sets forth nonaccrual, past due and restructured loans at December 31:

                                                                         1996        1995
                                                                        ------       ----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Loans accounted for on a nonaccrual basis.........................  $  453       $101
    Accruing loans which are 90 days or more past due as to interest
      or principal payments...........................................     807        863
    Loans which are "troubled debt restructurings" as defined in SFAS
      No. 15, exclusive of loans included above.......................      --         --
                                                                        ------       ----
              Total nonperforming loans...............................  $1,260       $964
                                                                        ======       ====

     Gross interest income that would have been recorded on nonaccrual loans for the year ending December 31, 1996 if the loans had been current in accordance with their original terms totalled approximately $42,000. The interest income actually reflected in earnings for 1996 on nonaccrual loans was approximately $57,000.

     Management evaluates loans that are 90 days or more past due to determine if they should be placed on nonaccrual status. Factors considered by management include the estimated value of collateral, if any, and other resources of the borrower that may be available to satisfy the delinquency.

     Information regarding impaired loans at December 31, 1996 and 1995 is as follows:

                                                                        1996         1995
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Balance of impaired loans........................................  $1,233       $1,179
    Less portion for which no allowance for loan losses is
      allocated......................................................     (36)         (40)
                                                                       ------       ------
    Portion of impaired loan balance for which an allowance for loan
      losses is allocated............................................  $1,197       $1,139
                                                                       ======       ======
    Portion of allowance for loan losses allocated to impaired
      loans..........................................................  $  525       $  453
                                                                       ------       ------

     Information regarding impaired loans is as follows for the years ended December 31, 1996 and 1995:

                                                                        1996         1995
                                                                       ------       ------
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Average investment in impaired loans during the year.............  $1,177       $1,143
    Interest income recognized on impaired loans including interest
      income recognized on cash basis................................  $  103       $   91
                                                                       ------       ------
    Interest income on impaired loans recognized on a cash basis.....  $    2       $    2
                                                                       ======       ======

     Impaired loans at December 31, 1996 and 1995 include $776,000 and $700,000, respectively, of loans that are also included in total nonperforming loans above.

     There are no loans as of December 31, 1996 or 1995 other than those disclosed above as either nonperforming or impaired where known information about the borrower caused management to have serious doubts about the borrower's ability to comply with their contractual repayment obligations. There are also no other interest bearing assets that would be subject to disclosure as either nonperforming or impaired if such interest bearing assets were loans.

     At December 31, 1996 and 1995, total loans included approximately $7,826,000 (13.3% of total loans) and $8,282,000 (17.2% of total loans), respectively, of loans to farmers or other businesses closely related to agriculture. Management is not aware of any other concentration of loans to borrowers engaged in similar activities which exceeds 10% of total loans.

  Summary of Loan Loss Experience

     The following schedule presents an analysis of the allowance for loan loss, average loan data and related ratio for the years ended December 31:

                                                                         1996        1995
                                                                        ------       ----
                                                                           (DOLLARS IN
                                                                           THOUSANDS)
    Balance at beginning of period....................................  $  983       $860
    Loan charge-offs:
      Commercial and agriculture......................................      56          1
      Real estate mortgage............................................      --         --
      Real estate construction........................................      --         --
      Consumer and credit card........................................      16         14
      Leases..........................................................       3         64
                                                                        ------       ----
                                                                            75         79
    Recoveries:
      Commercial and agriculture......................................       9        120
      Real estate mortgage............................................      --         --
      Real estate construction........................................      --         --
      Consumer and credit card........................................      11          2
      Leases..........................................................      --         --
                                                                        ------       ----
                                                                            20        122
    Net (charge-offs)/recoveries......................................     (55)        43
    Additions charged to operations...................................     365         80
                                                                        ------       ----
    Balance at end of period..........................................  $1,293       $983
                                                                        ======       ====
    Ratio of net (charge-offs)/recoveries during period to average
      loans outstanding...............................................    (.10)%      .09%

  Comparison of September 30, 1997 to December 31, 1996 Financial Condition

     Total assets as of September 30, 1997 increased by only $2,729,000 or 1.8% over the balance at December 31, 1996. However, the composition of assets reflects a more significant change.

     Total loans increased by $9,398,000 or 16.0% for the nine months ended September 30, 1997, reflective of management's continuing emphasis on increasing Farmers' lending activities in its local market area. Within the various loan categories, commercial and agricultural loans increased by $2,135,000 or 10.7% and real estate mortgage loans increased by $8,088,000 or 23.8%. The rapid increase in volume of loans originated over the last couple years has been partially the result of management's application of less stringent loan documentation and underwriting standards than some other lenders in the local market area. As discussed earlier, a recently completed independent review of loans originated in 1996 and 1997 indicated that credit quality and documentation procedures have deteriorated. In recognition of this deterioration, management elected to increase the allowance for loan losses in September to a balance of $1,900,000. The allowance for loan losses represents 2.8% of total loans at September 30, 1997 compared to a balance of $1,293,000 or 2.2% of total loans at December 31, 1996. Management has also adopted a new loan policy, implemented new procedures for the approval of loans and is in the process of implementing an automated loan document preparation system, all with the goal of improving loan underwriting and documentation standards. These new policies and procedures may also have the effect of slowing future increases in loan volumes.

     The increase in loans was funded by the sale and maturity of securities. Securities available for sale declined to $47,661,000 at September 30 1997 compared to $54,850,000 at December 31, 1996. The change occurred primarily in the category of U.S. government and agency securities. Securities held to maturity also declined from $33,831,000 at December 31, 1996 to $32,178,000 at September 30, 1997. The rapid shift from securities to loans is not expected to continue since as noted above, loan growth is expected to slow. The portfolio of securities available for sale includes equity securities with an original cost of $3,508,000 and an estimated fair value of $5,844,000 at September 30, 1997, reflecting net appreciation in value of $2,336,000. This compares to net appreciation on equity securities of $1,654,000 at December 31, 1996. The increase in value is attributable to the general increase in the stock market and the value of these investments can change quickly based on factors outside of management's control.

     No significant changes occurred in the area of deposit liabilities or other liabilities of Farmers for the period September 30, 1997 compared to December 31, 1996.

     Total shareholders' equity increased by $1,694,000 from December 31,1996 to a total of $15,955,000 at September 30, 1997. The increase reflects earnings of $992,000 and an increase in the value of securities available for sale, net of tax effect, of $702,000. Total shareholders' equity was 10.2% of total assets at September 30, 1997 compared to 9.3% at December 31, 1996.

  Comparison of December 31, 1996 and 1995 Financial Condition

     Total assets were $153,131,000 at December 31, 1996 compared to $142,757,000 at December 31, 1995 representing an increase of 7.3%. Those balance sheet categories reflecting significant changes including securities available for sale, total loans and interest bearing deposits are discussed below.

     Securities available for sale increased by $2,691,000 or 5.2% in 1996 resulting from additional purchases of U.S. Treasury and agency issues. The category of securities available for sale includes securities issued by the U.S. Treasury or U.S. Government agencies, mortgage backed securities issued or guaranteed by FNMA or FHLMC and marketable equity securities representing 63.2%, 27.3% and 9.5% of the available for sale portfolio respectively. Securities available for sale are carried on the balance sheet at estimated fair value which exceeded amortized cost by $1,275,000 (net) at year end 1996 compared to net appreciation of $1,120,000 at year end 1995. The increase in net appreciation relates to increases in the estimated fair value of equity securities.

     Total loans increased by $10,756,000 or 22.4% in 1996 representing continuing efforts of management to expand lending activities. Loans are originated by salaried loan officers. The majority of the increase occurred in the real estate mortgage loan category which represented primarily loans secured by 1 to 4 family residences in Farmers' primary market area. Real estate mortgages at December 31, 1996 represented 57.8% of total loans compared to 53.7% at year end 1995. Commercial and agriculture loans represented 33.9% of total loans at December 31, 1996 compared to 39.5% in 1995. The remainder of the portfolio consisted of consumer loans, real estate construction loans and other loans. Agriculture loans including loans to farmers and other business closely related to the agriculture industry totaled approximately $7,826,000 and $8,282,000 at December 31, 1996 and 1995 representing 13.3% and 17.2% of total loans, respectively. Farmers does not sell loans in the secondary market and generally does not purchase or sell significant participations in loans.

     The increase in assets discussed above was funded largely by an increase of $9,146,000 (or 7.6%) in interest bearing time deposits in 1996. Farmers has typically attracted deposits by offering interest rates that exceed the rates paid by other local financial institutions. In addition, management has been successful in marketing a six-month time deposit which is scheduled to mature after the calendar year end. At December 31, 1996 54.6% of Farmers' total time deposits had a maturity of one year or less.

  Capital Resources

     Total shareholders' equity at December 31, 1996 was $14,261,000 an increase of $1,505,000 or 11.8% from total shareholders' equity of $12,756,000 at December 31, 1995. The increase reflected earnings of $1,603,000, dividends paid of $280,000 and an increase in the unrealized gain on securities available for sale, net of tax effects, of $182,000.

     Banking regulations have established minimum capital requirements for banks including riskbased capital ratios and leverage ratios. As of December 31, 1996, these capital regulations require banks to maintain minimum total risk-based capital ratios of 8%, Tier-1 capital (as defined) to risk weighted assets of 4% and Tier-1 capital to average assets of 4%. To be considered well capitalized these requirements become 10%, 6% and 5% respectively. As reflected in Note 12 of the accompanying financial statements, Farmers' actual capital ratios at December 31, 1996 were total capital to risk weighted assets of 19.1%, Tier-1 capital to risk weighted assets of 17.8% and Tier-1 capital to average assets of 9.1%. All of these ratios were above the requirements to be considered well capitalized.

  Liquidity

     Liquidity management for Farmers centers around the assurance that funds are available to meet the loan and deposit needs of its customers, and Farmers' other financial commitments.

     Cash and noninterest bearing deposits with banks, federal funds sold and other short-term investments totaled $4,464,000 December 31, 1996. These assets provide the primary source of liquidity for Farmers. In addition, management has designated a substantial portion of the investment portfolio ($54,850,000) as available for sale to provide an additional source of liquidity.

     A standard measure of liquidity is the relationship of loans to deposits. Lower ratios indicate greater liquidity. At December 31, 1996 and 1995 the ratio of total loans to deposits was 43.5% and 37.9% respectively, considered an acceptable level of liquidity by management.

  Asset/Liability Management

     Asset/liability management is the process of monitoring Farmers' exposure to changes in interest rates. The primary measure of interest rate risk exposure is Farmers' "gap," or the difference between interest rate sensitive assets and liabilities that mature of reprice within similar periods of time. A financial institution like Farmers', with a negative interest rate sensitivity gap, has an amount of interest-bearing liabilities maturing or otherwise repricing within the period which exceeds the amount of interest-bearing assets maturing of otherwise repricing within the same period. In a rising interest rate environment, a financial institution with a negative interest sensitivity gap generally will experience greater increases in the cost of its interest bearing liabilities than in the yield on its earning assets. Conversely, in a falling interest rate environment the cost of interest bearing liabilities will generally decline more quickly than the yield on earning assets.

     The table below provides a measure of Farmers' interest rate sensitivity at December 31, 1996. The amount of assets or liabilities shown which reprice or mature within a period were determined based on the contractual terms of the asset or liability. Savings, NOW and money market demand deposit accounts reprice at management's discretion and therefore are included in the amount repricing within three months. This table may not reflect the actual impact on Farmers of changes in interest rates because the repricing of various categories of rate sensitive assets and liabilities are subject to other factors such as competition, customer preference, and management influence.

     Period to Maturity or Repricing:

                                   WITHIN      THREE TO
                                   THREE        TWELVE      ONE TO FIVE     AFTER FIVE
                                   MONTHS       MONTHS         YEARS          YEARS         TOTAL
                                  --------     --------     -----------     ----------     --------
                                                       (DOLLARS IN THOUSANDS)
Loans, before allow...........    $  7,414     $ 46,867      $   2,282       $  2,267      $ 58,830
Securities....................       5,650        3,124         28,684         51,224        88,682
Federal funds sold............         900           --             --             --           900
Interest bearing time
  deposits....................         194          492            347             --         1,033
                                  --------     --------        -------        -------       -------
Total.........................      14,158       50,483         31,313         53,491       149,445
                                  --------     --------        -------        -------       -------
SAV, NOW & MMDA...............      35,336           --             --             --        35,336
Time deposits.................      31,362       20,538         43,117             --        95,017
Other borrowings..............       1,188           --             --             --         1,188
                                  --------     --------        -------        -------       -------
Total.........................      67,886       20,538         43,117             --       131,541
                                  --------     --------        -------        -------       -------
Int. earning assets less Int.
  bearing liabilities
  (maturity gap)..............    $(53,728)    $(29,945)     $ (11,804)      $ 53,491      $ 17,904
                                  ========     ========        =======        =======       =======
Cumulative interest rate
  sensitivity gap.............    $(53,728)    $(23,783)     $ (35,587)      $ 17,904
                                  ========     ========        =======        =======
Cumulative interest rate
  sensitivity gap as a percent
  of total interest earning
  assets......................      (35.95)%     (15.91)%       (23.81)%       11.98%
                                  ========     ========        =======        =======
Cumulative interest rate
  sensitivity gap as a percent
  of total assets.............      (35.09)%     (15.53)%       (23.24)%       11.69%
                                  ========     ========        =======        =======

  Impact of Inflation and Changing Prices

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of Farmers are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

CERTAIN STATISTICAL INFORMATION WITH RESPECT TO FARMERS

     The following schedules present, for the period indicated, certain financial and statistical information of Farmers under the Commission's Industry Guide 3, or a specific reference as to the location of the required disclosures elsewhere in this Proxy Statement/Prospectus.

  Distribution of Assets, Liabilities and Shareholders' Equity, Interest Rates and Interest Differential

     The information required under this section is set forth under the heading "INFORMATION WITH RESPECT TO FARMERS -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Investment Portfolio

     The amortized cost, unrealized gains and losses and estimated fair values are as follows at December 31:

                                                                 DECEMBER 31, 1996
                                              --------------------------------------------------------
                                                                GROSS          GROSS        ESTIMATED
                                               AMORTIZED      UNREALIZED     UNREALIZED       FAIR
                                                 COST           GAINS         LOSSES          VALUE
                                              -----------     ----------     ---------     -----------
Available for Sale U.S. Treasury
  securities and obligations of U.S.
  Government corporations and agencies....    $35,026,307     $   98,764     $(440,674)    $34,684,397
Mortgage backed securities................     15,000,755         24,189       (60,881)     14,964,063
Equity Securities.........................      3,548,130      1,832,926      (179,149)      5,201,907
                                              -----------     -----------    -----------   -----------
Total securities available for sale.......    $53,575,192     $1,955,879     $(680,704)    $54,850,367
                                              ===========     ===========    ===========   ===========
Held to Maturity U.S. Treasury securities
  and obligations of U.S. Government
  corporations and agencies...............    $14,898,233     $  380,536     $(240,394)    $15,038,375
Obligations of states and political
  subdivisions............................     15,376,100        765,457          (367)     16,141,190
Mortgage backed securities................        512,041         24,446           (18)        536,469
Corporation Bonds.........................      3,045,011         27,585        (9,941)      3,062,655
                                              -----------     -----------    -----------   -----------
Total securities held to maturity.........    $33,831,385     $1,198,024     $(250,720)    $34,778,689
                                              ===========     ===========    ===========   ===========

                                                                  DECEMBER 31, 1995
                                              ---------------------------------------------------------
                                                                 GROSS          GROSS        ESTIMATED
                                               AMORTIZED      UNREALIZED      UNREALIZED       FAIR
                                                 COST            GAINS         LOSSES          VALUE
                                              -----------     -----------     ---------     -----------
Available for Sale U.S. Treasury
  securities and obligations to U.S.
  Government corporations and agencies....    $31,248,187     $   314,554     $(161,906)    $31,400,835
Mortgage backed securities................     16,615,937          66,110       (20,472)     16,661,575
Equity Securities.........................      3,175,329       1,042,245      (120,428)      4,097,146
                                              -----------     -----------     -----------   -----------
Total securities available for sale.......    $51,039,453     $ 1,422,909     $(302,806)    $52,159,155
                                              ===========     ===========     ===========   ===========
Held to Maturity U.S. Treasury securities
  and obligations of U.S. Government
  corporations and agencies...............    $14,775,510     $   555,549     $(208,122)    $15,122,937
Obligations of states and political
  subdivisions............................     15,182,035         937,006       (25,219)     16,093,822
Mortgage backed securities................        592,504          30,548       623,052
Corporation Bonds.........................      3,193,180          58,187        (7,797)      3,243,570
                                              -----------     -----------     -----------   -----------
Total securities held to maturity.........    $33,743,229     $ 1,581,290     $(241,138)    $35,083,381
                                              ===========     ===========     ===========   ===========

     The following is a schedule of maturities or next rate adjustment date and related weighted average yields of securities at December 31, 1996.

                     MATURITY OR NEXT RATE ADJUSTMENT DATE

                                                             AFTER THREE
                                     WITHIN THREE             MONTHS BUT           AFTER ONE YEAR BUT          AFTER FIVE BUT
                                        MONTHS             WITHIN ONE YEAR          WITHIN FIVE YEARS         WITHIN TEN YEARS
                                   -----------------     --------------------     ---------------------     ---------------------
                                   AMOUNT      YIELD       AMOUNT       YIELD       AMOUNT        YIELD       AMOUNT        YIELD
                                   -------     -----     ----------     -----     -----------     -----     -----------     -----
HELD TO MATURITY
U.S. Treasury securities and
  obligations of U.S.
  Government corporations and
  agencies.....................                          $  293,973     6.61%     $12,057,332     5.51%     $ 2,546,928     6.28%
  Obligations of states and
    political subdivisions
    (1)........................    $25,019     7.40%        606,946     6.87%       4,858,365     6.26%       9,415,120     5.27%
  Corporate Bonds..............                             699,849     6.82%       1,897,091     6.35%         448,071     7.13%
  Other Securities(2)..........
                                   -------     -----     ----------     -----     -----------     -----     -----------     -----
Total..........................    $25,019     7.40%     $1,600,768     6.80%     $18,812,788     5.79%     $12,410,119     5.54%
                                   =======     =====     ==========     =====     ===========     =====     ===========     =====
AVAILABLE FOR SALE(4)
U.S. Treasury Securities and
  obligations of U.S.
  Government corporations and
  agencies.....................                          $1,517,377     7.18%     $ 9,882,058     6.52%     $23,284,962     6.78%
  Other Securities(3)..........
                                                         ----------     -----     -----------     -----     -----------     -----
Total..........................                          $1,517,377     7.18%     $ 9,882,058     6.52%     $23,284,962     6.78%
                                                         ==========     =====     ===========     =====     ===========     =====


                                  AFTER TEN YEARS
                                 ------------------
                                  AMOUNT      YIELD        TOTAL
                                 --------     -----     -----------
HELD TO MATURITY
U.S. Treasury securities and
  obligations of U.S.
  Government corporations and
  agencies.....................                         $14,898,233
  Obligations of states and
    political subdivisions
    (1)........................  $470,650     5.63%      15,376,100
  Corporate Bonds..............                           3,045,011
  Other Securities(2)..........
                                 --------     -----     -----------
Total..........................  $470,650     5.63%     $33,319,344
                                 ========     =====     ===========
AVAILABLE FOR SALE(4)
U.S. Treasury Securities and
  obligations of U.S.
  Government corporations and
  agencies.....................                         $34,684,397
  Other Securities(3)..........
                                                        -----------
Total..........................                         $34,684,397
                                                        ===========

---------------

(1) Weighted average yields on nontaxable obligations have been computed based on actual yields stated on the security.

(2) Excludes $512,041 of mortgage backed securities.

(3) Excludes $14,964,063 of mortgage backed securities; and $5,201,907 of equity securities which have no stated maturity.

(4) The weighted average yield has been computed using the historical amortized cost for available for sale securities.

Excluding holdings of the U.S. Treasury and other agencies and corporations of the U.S. Government, there were no investments in securities of any one issuer which exceeded 10% of shareholders' equity of Farmers at December 31, 1996.

  Loan Portfolio

     Types of Loans. Total loans on the balance sheet are comprised of the following classifications at December 31:

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1996            1995
                                                                -----------     -----------
    Commercial and agricultural...............................  $19,958,639     $18,991,546
    Real estate-mortgage......................................   34,018,581      25,796,200
    Real estate-construction..................................    1,368,501         443,074
    Consumer..................................................    3,009,473       2,912,948
    Leases....................................................      882,540         611,742
    Other.....................................................      400,000              --
    Deferred loan fees and unearned interest..................     (807,402)       (681,137)
                                                                -----------     -----------
                                                                $58,830,332     $48,074,373
                                                                ===========     ===========

     Maturities and Sensitivities of Loans to Changes in Interest Rates. The following is a schedule of maturities and sensitivities of certain loans to changes in interest rates as of December 31, 1996:

                                                     ONE YEAR      ONE THROUGH        OVER
                                                     OR LESS       FIVE YEARS      FIVE YEARS
                                                    ----------     -----------     -----------
    Commercial and Agricultural...................  $3,304,022     $ 4,421,343     $12,233,274
    Real Estate -- construction...................      55,497         131,978       1,181,026
    Other.........................................     400,000              --              --

Substantially all commercial, agricultural and real estate construction loans due after one year have variable interest rates.

     Risk Elements. The information required under this section is set forth under the heading "Asset Quality" in "INFORMATION WITH RESPECT TO
FARMERS -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Summary of Loan Loss Experience

     Analysis of Loan Loss Experience.  The information required under this section is set forth under the heading "Summary of Loan Loss Experience" in "INFORMATION WITH RESPECT TO FARMERS -- Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Allocation of the Allowance for Loan Losses. The following table allocates the allowance for loan losses at December 31, 1996 and 1995 to each loan category. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred within the following categories of loans at the dates indicated, although the entire allowance balance is available to absorb any actual charge-offs that may occur.

                                                                1996                        1995
                                                      ------------------------    ------------------------
                                                                   PERCENTAGE                  PERCENTAGE
                                                                   OF LOANS TO                 OF LOANS TO
                                                      ALLOWANCE    TOTAL LOANS    ALLOWANCE    TOTAL LOANS
                                                      ---------    -----------    ---------    -----------
Commercial and agriculture..........................   $   461         33.9%        $ 459          39.5%
Real estate mortgage................................       162         57.5%          116          53.3%
Real estate construction............................                    2.3%                         .9%
Consumer and credit card............................        13          5.1%            5           5.1%
Leases..............................................        35          1.2%           34           1.2%
Unallocated.........................................       622                        369
                                                        ------        -----          ----         -----
                                                       $ 1,293        100.0%        $ 983         100.0%
                                                        ======        =====          ====         =====

  Deposits

     Average Amounts and Rates. The information required under this section is set forth under the heading "Overview -- Average Balances and Yields" in "INFORMATION WITH RESPECT TO FARMERS -- Management's discussion and Analysis of Financial Condition and Results of Operations."

     Foreign Deposits. There is no material amount of foreign deposits at December 31, 1996.

     Maturity of Time Deposits of $100,000 or More. The following is a schedule of maturities of time deposits in amounts of $100,000 or more as of December 31, 1996 (in thousands):

Three months or less..................................  $ 5,031
Three through six months..............................      855
Six though twelve months..............................    2,254
Over twelve months....................................    6,137
                                                        -------
Total.................................................  $14,277
                                                        =======

  Return on Equity and Assets

     The ratio of net income to daily average total assets and average shareholders' equity, and certain other ratios, are as follows:

                                                                         DECEMBER 31,
                                                                       -----------------
                                                                        1996       1995
                                                                       ------     ------
    Percentage of net income to:
    Average total assets.............................................   1.07%      1.19%
    Average shareholders' equity.....................................  12.22%     14.81%
    Percentage of dividends declared per common share to net income
      per common share...............................................  17.46%     15.04%
    Percentage of average shareholders' equity to average total
      assets.........................................................   8.79%      8.05%

  Short-Term Borrowings

     This information is not required as the average amount of borrowings during the period did not exceed 30% of shareholders' equity.

MANAGEMENT

     The following table sets forth certain information concerning the current directors and executive officers of Farmers.

                NAME               AGE                      POSITION WITH FARMERS
     --------------------------    ---     --------------------------------------------------------
     Dorothy L. Robey              67      Director
     William Sheaffer              62      Director, Interim President and Chief Executive Officer
     Blythe A. Friedley            48      Director
     Robert L. Bordner             61      Director
     Richard A. Niedermier         55      Director
     Luther F. Shafer              72      Director
     Ronald Dentinger              43      Director
     Robert M. Obringer            61      Director

     Set forth below is a brief description of the business experience of each director and executive officer of Farmers:

     MS. ROBEY has served as a Director of Farmers since 1982 and was President of Farmers from 1991 to November, 1997. In addition, Ms. Robey is a Director of Union Banking Company, Logan County, Ohio.

     MR. SHEAFFER has served as Interim President and Chief Executive Officer of Farmers since November, 1997 and as a Director of Farmers since 1993. From 1993 to 1997, Mr. Sheaffer served as Vice President of Farmers.

     MS. FRIEDLEY has served as a Director of Farmers since 1986 and as Secretary of Farmers from 1993 to November, 1997. In addition, Ms. Friedley is the owner of Friedley Insurance, New Washington, Ohio, and a Director of Union Banking Company, Logan County, Ohio.

     MR. BORDNER has served as a Director of Farmers since 1979. In addition, Mr. Bordner is President of Herald Printing Co., New Washington, Ohio.

     MR. NIEDERMIER has served as a Director of Farmers since 1996. In addition, Mr. Niedermier is the owner of Niedermier Sunoco, New Washington, Ohio.

     MR. SHAFER has served as a Director of Farmers since 1968. Mr. Shafer is retired from his career as a farmer.

     MR. DENTINGER has served as a Director of Farmers since 1995. In addition, Mr. Dentinger is the Manager of Country Star Co-op, New Washington, Ohio.

     MR. OBRINGER has served as a Director of Farmers since 1997. In addition, Mr. Obringer is President of Studer-Obringer, Inc., a construction company located in New Washington, Ohio.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

     The following table sets forth (i) as of January 30, 1998 and (ii) after consummation of the Merger, the total number and percentage of Farmers Common Shares beneficially owned by each director of Farmers, each executive officer of Farmers, and each owner of more than 5% of the outstanding Farmers Common Shares and all directors and executive officers of Farmers as a group. The number of Farmers Common Shares shown as being beneficially owned by each director are those over which he has either sole or shared voting or investment power. As of January 30, 1998 there were 200,000 shares issued and outstanding and no shares were held in treasury. The percent of beneficial ownership of management after the Merger was calculated based on an exchange ratio of 6.06 First Citizens Common Shares for each Farmers Common Share, assuming that no dissenters' rights will be exercised by Farmers shareholders and that all 200,000 outstanding Farmers Common Shares will be exchanged for First Citizens Common Shares in the Merger.

                                                                                                 PERCENT OF CLASS
                                           AMOUNT AND NATURE OF       PERCENT OF CLASS AS OF          AFTER
       NAME OF BENEFICIAL OWNER          BENEFICIAL OWNERSHIP (a)        JANUARY 30, 1998           THE MERGER
---------------------------------------  ------------------------    ------------------------    ----------------
Margaret Farrell.......................           11,400                        5.70%                  1.62%
E.L. Friedley(b).......................           12,868                        6.43                   1.83
Dorothy L. Robey(c)....................            9,894                        4.95                   1.42
William Sheaffer.......................              291                           *                      *
Robert L. Bordner(d)...................            3,182                        1.59                      *
Richard A. Niedermier..................              315                           *                      *
Blythe A. Friedley(e)..................           41,840                       21.92                   5.95
Luther F. Shafer.......................            3,456                        1.73                      *
Ronald Dentinger(f)....................              800                           *                      *
Robert M. Obringer(g)..................            4,982                        2.49                      *
All directors and executive officers as
  a group (8 persons)..................           64,332                       32.18                   9.14

---------------

  *  Shares owned represent less than 1% of class.

 (a) Unless otherwise indicated, the person has sole voting and investment power as to the common shares held.

 (b) Mr. Friedley is the uncle of Blythe A. Friedley.

 (c) Amounts shown reflect the disposition of 843 shares pursuant to an offer of rescission relating to an aggregate of 843 shares purchased after October 1, 1996. No additional shares are subject to disposition pursuant to such offer.

 (d) Amounts shown reflect the disposition of 200 shares pursuant to an offer of rescission relating to an aggregate of 200 shares purchased after October 1, 1996. No additional shares are subject to disposition pursuant to such offer.

 (e) 2,454 shares owned directly by Blythe A. Friedley; 3,016 shares held by the Arlene Friedley Trust; 30,146 shares held by the R.W. Friedley Trust; and 2,289 shares owned directly by each of Scott McDougal, Keith McDougal and Todd McDougal (college-age sons of Ms. Friedley).

 (f) 700 shares owned directly by Ronald Dentinger; 40 shares owned directly by Alisa Dentinger (minor); and 60 shares owned directly by Arick Dentinger (minor).

 (g) 800 shares owned directly by Robert W. Obringer; 50 shares owned directly by spouse, Marlene Obringer; and 4,132 shares owned by Studer Obringer Construction.

                                    EXPERTS

     The consolidated financial statements of First Citizens as of December 31, 1996 and 1995 and for the years then ended, and the financial statements of Farmers as of December 31, 1996 and 1995 and for the years then ended, included in this Proxy Statement/Prospectus have been audited by Crowe, Chizek and Company LLP as set forth in its reports thereon. The financial statements audited by Crowe, Chizek and Company LLP have been incorporated by reference in reliance upon such reports given upon their authority as an expert in accounting and auditing.

     The consolidated financial statements of First Citizens as of December 31, 1994 and for the year then ended included in this Proxy Statement/Prospectus have been audited by KPMG Peat Marwick LLP. The financial statements audited by KPMG Peat Marwick LLP have been included in reliance on its authority as an expert in accounting and auditing.

                                 LEGAL OPINIONS

     A legal opinion has been rendered by Squire, Sanders & Dempsey L.L.P. to the effect that the issuance of the shares of First Citizens Common Shares offered hereby has been duly authorized by First Citizens and that the Shares, when issued in accordance with the Merger Agreement, will be duly issued and outstanding and fully paid and nonassessable. A tax opinion is to be rendered prior to the Effective Time by Werner & Blank Co., L.P.A. substantially to the effect that (i) the Merger will constitute a "Statutory Merger" within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code of 1986, as amended (the "Code") and Farmers Interim Bank, Farmers and First Citizens will each be a "party to a reorganization" within the meaning of
Section 368(b) of the Code, (ii) no gain or loss will be recognized by Farmers as a result of the Merger, (iii) no gain or loss will be recognized by Farmers shareholders who exchange their Farmers Common Shares solely for First Citizens Common Shares in the Merger, (iv) the federal income tax basis of the First Citizens Common Shares received by Farmers shareholders in the Merger will be the same as the federal income tax basis in the Farmers Common Shares exchanged therefor, respectively, (v) the holding period for the First Citizens Common Shares received by each Farmers shareholders in the Merger will include the period during which the Farmers Common Shares exchanged therefor were held, provided that the exchanged Farmers Common Shares were held as capital assets by such Farmers shareholder on the date of the exchange, and (vi) the payment of cash in lieu of fractional shares for the purpose of mechanically rounding off the fractions resulting from the exchange will, in each instance, constitute a distribution not essentially equivalent to a dividend within the meaning of
Section 302(b)(1) of the Code, and therefore, the amount received will be treated as a distribution in full payment in exchange for such Farmers shareholder's fractional share of interest under Section 302(a) of the Code.

                                INDEMNIFICATION

     The Articles of Incorporation of First Citizens provide that First Citizens shall have the power to indemnify its present and past directors, officers, employees and agents, and such other persons as it shall have powers to indemnify, to the full extent permitted under, and subject to the limitations of, Title 17 of the ORC. Such Articles of Incorporation further provide that First Citizens may, upon the affirmative vote of a majority of its Board of Directors, purchase insurance for the purpose of indemnifying its directors, officers, employees and agents to the extent that such indemnification is allowed by the Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers or persons controlling First Citizens pursuant to the foregoing provisions, First Citizens has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable.

                         INDEX TO FINANCIAL INFORMATION

                                                                                        PAGE
                                                                                        ----
THE FARMERS STATE BANK OF NEW WASHINGTON, OHIO
  Report of Independent Auditors......................................................  F-1

  Balance Sheets
     September 30, 1997 and December 31, 1996 and 1995................................  F-2

  Statements of Income
     Nine Months Ended September 30, 1997 and 1996 and Years Ended December 31, 1996
      and 1995........................................................................  F-3

  Statements of Changes in Shareholders' Equity
     Nine Months Ended September 30, 1997 and Years Ended December 31, 1996 and
      1995............................................................................  F-4

  Statements of Cash Flows
     Nine Months Ended September 30, 1997 and 1996 and Years Ended December 31, 1996
      and 1995........................................................................  F-5

  Notes to Financial Statements.......................................................  F-6

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
The Farmers State Bank
New Washington, Ohio

We have audited the accompanying balance sheets of The Farmers State Bank as of December 31, 1996 and 1995, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Farmers State Bank as of December 31, 1996 and 1995, and the results of its operations, and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          Crowe, Chizek and Company LLP

Columbus, Ohio
September 18, 1997, except
  for Note 14, the
  date for which is October 31, 1997

                             THE FARMERS STATE BANK

                                 BALANCE SHEETS

               SEPTEMBER 30, 1997 AND DECEMBER 31, 1996 AND 1995

                                                                             DECEMBER 31,
                                                   SEPTEMBER 30,     -----------------------------
                                                       1997              1996             1995
                                                   -------------     ------------     ------------
                                                    (UNAUDITED)
ASSETS
Cash and due from banks..........................  $   3,347,227     $  2,531,372     $  4,161,859
Federal funds sold...............................      3,100,000          900,000        1,800,000
Interest-bearing deposits........................        442,282        1,033,282        1,622,031
Securities available for sale....................     47,660,573       54,850,367       52,159,556
Securities held to maturity (Estimated fair
  values of $33,062,272 at September 30, 1997 and
  $34,778,689 and $35,083,381 at December 31,
  1996 and 1995).................................     32,178,037       33,831,385       33,743,229
Loans
     Total loans.................................     68,228,346       58,830,332       48,074,373
     Allowance for loan losses...................     (1,900,000)      (1,293,038)        (982,569)
                                                    ------------     ------------     ------------
       Net loans.................................     66,328,346       57,537,294       47,091,804
Office premises and equipment, net...............        566,097          602,352          512,133
Accrued interest and other assets................      2,236,994        1,844,716        1,666,257
                                                    ------------     ------------     ------------
       Total assets..............................  $ 155,859,556     $153,130,768     $142,756,869
                                                    ============     ============     ============
LIABILITIES
Deposits
     Noninterest bearing.........................  $   6,193,804     $  4,958,736     $  5,691,495
     Interest bearing............................    130,303,490      130,353,188      121,207,580
                                                    ------------     ------------     ------------
       Total deposits............................    136,497,294      135,311,924      126,899,075
Securities sold under repurchase agreements......        900,000          800,000          700,000
U.S. Treasury interest-bearing demand note
  payable........................................        415,414          387,522          218,400
Accrued interest, taxes and other liabilities....      2,091,930        2,370,292        2,183,580
                                                    ------------     ------------     ------------
     Total liabilities...........................    139,904,638      138,869,738      130,001,055
                                                    ------------     ------------     ------------
SHAREHOLDERS' EQUITY
Common stock, $20.00 par value:
  200,000 shares authorized, issued and
     outstanding at September 30, 1997 and
     December 31, 1996; 150,000 shares at
     December 31, 1995...........................      4,000,000        4,000,000        3,000,000
Additional paid in capital.......................      4,000,000        4,000,000        5,000,000
Retained earnings................................      6,606,027        5,614,405        4,291,053
Unrealized gain/(loss) on securities available
  for sale, net of tax...........................      1,348,891          646,625          464,761
                                                    ------------     ------------     ------------
     Total shareholders' equity..................     15,954,918       14,261,030       12,755,814
                                                    ------------     ------------     ------------
       Total liabilities and shareholders'
          equity.................................  $ 155,859,556     $153,130,768     $142,756,869
                                                    ============     ============     ============

                             THE FARMERS STATE BANK

                              STATEMENTS OF INCOME

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 AND YEARS ENDED DECEMBER 31, 1996
                                    AND 1995

                                                  SEPTEMBER 30,                 DECEMBER 31,
                                            -------------------------     -------------------------
                                               1997           1996           1996           1995
                                            ----------     ----------     ----------     ----------
                                                   (UNAUDITED)
INTEREST INCOME
  Loans, including fees.................    $4,323,099     $3,496,992     $4,822,646     $4,146,857
  Taxable securities....................     3,127,568      3,240,727      4,377,844      4,087,412
  Nontaxable securities.................       658,250        671,414        880,366        835,087
  Federal funds sold....................        25,701        132,677        156,267         99,990
  Interest bearing deposits.............        34,032         74,671         93,012        152,516
  Other, including dividends............       173,487        145,921        240,850        208,589
                                            ----------     ----------     ----------     ----------
     Total interest income..............     8,342,137      7,762,402     10,570,985      9,530,451
Interest expense
Deposits................................     5,053,314      4,838,565      6,549,900      5,834,215
  Other borrowings......................        56,260         39,330         54,514         41,563
                                            ----------     ----------     ----------     ----------
     Total interest expense.............     5,109,574      4,877,895      6,604,414      5,875,778
                                            ----------     ----------     ----------     ----------
NET INTEREST INCOME.....................     3,232,563      2,884,507      3,966,571      3,654,673
Provision for loan losses...............       694,844        273,750        365,000         80,000
                                            ----------     ----------     ----------     ----------
NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES...........................     2,537,719      2,610,757      3,601,571      3,574,673
                                            ----------     ----------     ----------     ----------
NONINTEREST INCOME
  Service charges on deposit accounts...       103,939         93,393        128,049        117,381
  Security gains/(loss), net............       (18,939)         6,172          6,172         (1,538)
  Other.................................        58,513         51,364         60,722         96,714
                                            ----------     ----------     ----------     ----------
     Total noninterest income...........       143,513        150,929        194,943        212,557
NONINTEREST EXPENSE
Salaries, wages and benefits............       823,775        841,775      1,137,062      1,090,094
  Occupancy expense.....................        58,338         60,188         82,163         66,639
  Equipment expense.....................        46,056         59,835         73,711         67,632
  Federal deposit insurance premiums....        12,514          2,000          2,000        140,280
  State franchise tax...................       145,186        131,281        175,041        127,853
  Professional fees.....................       114,573          7,693          8,613         11,456
  Other operating expenses..............       280,315        247,689        332,852        284,790
                                            ----------     ----------     ----------     ----------
     Total noninterest expense..........     1,480,757      1,350,461      1,811,442      1,788,744
Income before taxes.....................     1,200,475      1,411,225      1,985,072      1,998,486
Income tax expense......................       208,853        327,160        381,720        402,897
                                            ----------     ----------     ----------     ----------
NET INCOME..............................    $  991,622     $1,084,065     $1,603,352     $1,595,589
                                            ==========     ==========     ==========     ==========
EARNINGS PER COMMON SHARE...............    $     4.96     $     5.42     $     8.02     $     7.98
                                            ==========     ==========     ==========     ==========

                             THE FARMERS STATE BANK

                 STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                                    UNREALIZED
                                                                                    GAIN/(LOSS)
                                                    ADDITIONAL                      SECURITIES          TOTAL
                                       COMMON         PAID IN        RETAINED        AVAILABLE      SHAREHOLDERS'
                                       STOCK          CAPITAL        EARNINGS        FOR SALE          EQUITY
                                     ----------     -----------     -----------     -----------     -------------
Balance, January 1, 1995...........  $2,000,000     $ 4,000,000     $ 4,935,464     $(2,349,693)       8,585,771
Stock split, (50,000 shares
  issued)..........................   1,000,000      (1,000,000)
Retained earnings transfer.........                   2,000,000      (2,000,000)
Net income.........................                                   1,595,589                        1,595,589
Cash dividends ($1.20 per share)...                                    (240,000)                        (240,000)
Change in unrealized gain on
  securities available for sale....                                                   2,814,454        2,814,454
                                      ---------      ----------      ----------      ----------      -----------
Balance, December 31, 1995.........   3,000,000       5,000,000       4,291,053         464,761       12,755,814
Stock split, (50,000 shares
  issued)..........................   1,000,000      (1,000,000)
Net income.........................                                   1,603,352                        1,603,352
Cash dividends ($1.40 per share)...                                    (280,000)                        (280,000)
Change in unrealized gain on
  securities available for sale....                                                     181,864          181,864
                                      ---------      ----------      ----------      ----------      -----------
Balance, December 31, 1996.........   4,000,000       4,000,000       5,614,405         646,625       14,261,030
Net income (Unaudited).............                                     991,622                          991,622
Change in unrealized gain on
  securities available for sale
  (Unaudited)......................                                                     702,266          702,266
                                      ---------      ----------      ----------      ----------      -----------
Balance, September 30, 1997
  (Unaudited)......................  $4,000,000     $ 4,000,000     $ 6,606,027     $ 1,348,891      $15,954,918
                                      =========      ==========      ==========      ==========      ===========

                             THE FARMERS STATE BANK

                            STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 AND YEARS ENDED DECEMBER 31, 1996
                                    AND 1995

                                                         NINE MONTHS
                                                     ENDED SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                                 ----------------------------     ----------------------------
                                                    1997             1996             1996            1995
                                                 -----------     ------------     ------------     -----------
                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...................................  $   991,622     $  1,084,065     $  1,603,352     $ 1,595,589
  Adjustments to reconcile net income to net
    cash from operating activities Security
    amortization, net..........................       26,074           21,712           32,006          25,905
    Depreciation...............................       54,740           51,864           71,049          65,968
    Amortization of goodwill...................        5,017            6,536           11,836          11,968
    Security (gains)/losses, net...............       18,939           (6,172)          (6,172)          1,538
    Provision for loan losses..................      694,844          273,750          365,000          80,000
    Deferred income taxes......................     (186,597)         (65,004)         (86,672)         14,555
    Change in
      Net deferred loan fees...................       23,001           21,618           35,109          13,163
      Accrued interest receivable..............      (65,076)        (232,779)        (129,203)        (81,020)
      Other assets.............................      (63,622)         (44,090)          25,580           8,789
      Accrued interest, taxes and other
         liabilities...........................     (640,135)        (647,505)          93,024         566,213
                                                 -----------     ------------     ------------     -----------
    Net cash from operating activities.........      858,807          463,995        2,014,909       2,302,668
CASH FLOWS FROM INVESTING ACTIVITIES
  Securities held to maturity
    Proceeds from maturities and repayments....    1,420,419          426,149          990,789         746,342
    Purchases..................................     (327,784)        (895,973)        (991,858)     (2,352,763)
  Securities available for sale
    Proceeds from maturities and repayments....    4,128,759        4,673,421        6,419,674       3,408,807
    Purchases..................................     (950,600)      (8,485,740)      (9,106,711)     (8,224,962)
    Sales......................................    5,591,374          158,857          158,857         492,386
  Maturity of interest-bearing deposit.........      591,000          587,000          588,749       1,468,037
  Loan originations, net of loan...............   (9,590,897)      (7,510,933)     (10,845,599)     (3,980,434)
  Property and equipment
    Disposals..................................        4,160
    Expenditures...............................      (22,645)        (160,541)        (161,268)              0
  Change in federal funds sold.................   (2,200,000)        (900,000)         900,000      (1,000,000)
                                                 -----------     ------------     ------------     -----------
    Net cash from investing activities.........   (1,356,214)     (12,107,760)     (12,047,367)     (9,442,587)
CASH FLOWS FROM FINANCING ACTIVITIES
  Net change in deposits.......................    1,185,370        9,452,995        8,412,849       7,867,728
  Net change in securities sold under
    repurchase agreements......................      100,000          300,000          100,000         700,000
  Cash dividends paid..........................                                       (280,000)       (240,000)
  Change in U.S. Treasury interest-bearing
    notes payable..............................       27,892          545,166          169,122        (104,933)
                                                 -----------     ------------     ------------     -----------
    Net cash from financing activities.........    1,313,262       10,298,161        8,401,971       8,222,795
                                                 -----------     ------------     ------------     -----------
Net change in cash and cash equivalents........      815,855       (1,345,604)      (1,630,487)      1,082,876
Cash and cash equivalents at beginning of
  period.......................................    2,531,372        4,161,859        4,161,859       3,078,983
                                                 -----------     ------------     ------------     -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD.....  $ 3,347,227     $  2,816,255     $  2,531,372     $ 4,161,859
                                                 ===========     ============     ============     ===========

                             THE FARMERS STATE BANK

                         NOTES TO FINANCIAL STATEMENTS

           SEPTEMBER 30, 1997 AND 1996 AND DECEMBER 31, 1996 AND 1995

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the accounting policies adopted by The Farmers State Bank which have a significant effect on the financial statements. All information presented as of September 30, 1997 and for the nine-month periods ending September 30, 1997 and 1996 is unaudited.

     NATURE OF OPERATIONS: The Bank is primarily engaged in the business of commercial and retail banking in Crawford County, Ohio and the communities of Richwood and Green Camp, Ohio. The Bank provides a broad range of banking and financial services, including accepting demand, savings and time deposits and granting commercial, real estate and consumer loans.

     USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS: In preparing financial statements, management must make estimates and assumptions. These estimates and assumptions affect the amounts reported for assets, liabilities, revenue, and expenses, as well as the disclosures provided. Future results could differ from the current estimates. Estimates that are more susceptible to change in the near term include the collectibility of loans, the fair values of financial instruments and the status of contingencies.

     CASH: For purposes of reporting cash flows, the Bank considers "cash and cash equivalents" to include cash on hand and demand deposits with financial institutions. The Bank reports net cash flows for federal funds sold, customer loan transactions, deposit transactions, securities sold under agreements to repurchase and other short-term borrowings. For the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, and 1995, the Bank paid interest of $5,550,348, $5,261,601, $6,521,156 and $5,319,792, respectively, and income taxes of $339,500, $327,160, $381,720, and $402,897. Noncash transactions included transfers from loans to other real estate owned totaling $82,000 in the nine months ended September 30, 1997.

     SECURITIES: The Bank classifies securities into held-to-maturity and available-for-sale categories. Held-to-maturity securities are those the Bank has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities are those the Bank may sell if needed for liquidity, asset-liability management, or other reasons even if management does not have a present intention of such a sale. Equity securities that have a readily determinable fair value are also classified as available for sale. Available-for-sale securities are reported at fair value, with unrealized gains or losses included as a separate component of equity, net of tax.

     Realized gains or losses are determined based on the amortized cost of the specific security sold. Interest and dividend income, adjusted by amortization of purchase premium or discount, is included in earnings.

     LOANS RECEIVABLE: Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance, adjusted for any charge-offs and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Effective January 1, 1996, the Bank adopted the provisions of SFAS No. 122, "Accounting for Mortgage Servicing Rights." This statement requires companies to recognize, as separate assets, rights to service mortgage loans for others, however those servicing rights are acquired. A company that acquires mortgage servicing rights through either purchase or origination of mortgage loans and sells or securitizes those loans with servicing rights retained should allocate the total cost of the mortgage loans to mortgage servicing rights and to loans (without the mortgage servicing rights) based on their relative fair values. Mortgage servicing rights recorded as a separate asset will be amortized in proportion to, and over the period of, estimated net servicing income. This statement has no impact on the financial statements at the present time because the Bank is not currently involved in selling loans with servicing rights retained.

                             THE FARMERS STATE BANK

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     ALLOWANCE FOR LOAN LOSSES: The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

     Statement of Financial Accounting Standards Nos. 114 and 118 were effective January 1, 1995 and required recognition of loan impairment. Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected future cash flows discounted at the loan's effective interest rate or at the fair value of collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans. The effect of adopting these standards is included in the 1995 provision for loan losses and was not material.

     Management analyzes commercial and commercial real estate loans on an individual basis and classifies a loan as impaired when an analysis of the borrower's operating results and financial condition indicates that underlying cash flows are not adequate to meet its debt service requirements. Often this is associated with a delay or shortfall in payments of 30 days or more. Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one- to four-family residences, residential construction loans, consumer automobile, boat, home equity and credit card loans with balances less than $200,000. In addition, loans held for sale and leases are excluded from consideration as impaired. Loans are generally moved to nonaccrual status when 90 days or more past due. These loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual loans and nonperforming and past due asset disclosures.

     INTEREST AND FEES ON LOANS: Interest on loans is accrued over the term of the loan based on the principal outstanding. Management reviews loans delinquent 90 days or more to determine if interest accrual should be discontinued. Under SFAS No. 114, as amended by SFAS No. 118, the carrying value of impaired loans is periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such and other cash payments are reported as reductions in carrying value. Increases or decreases in carrying value due to changes in estimates of future payments or the passage of time are reported as reductions or increases in bad debt expense.

     Loan fees and certain direct costs in the origination of loans are deferred and amortized over the contractual lives of the related loans as an adjustment of yield using the interest method.

     PREMISES AND EQUIPMENT: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using both straight-line and accelerated methods over the estimated useful life of the asset. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable. Maintenance and repairs are expensed and major improvements are capitalized.

     OTHER REAL ESTATE: Real estate owned, other than that used in the normal course of business, is included in other assets at fair value less estimated costs to sell. Any reduction from carrying value of the related loan to fair value at the time of acquisition is accounted for as a loan loss. Any subsequent reduction in fair value is recognized in a valuation allowance by charges to income. Other real estate owned included in other assets totaled approximately $82,000 at September 30, 1997. The Bank did not own any other real estate at December 31, 1996 and 1995.

     INCOME TAXES: The Bank follows the liability method in accounting for income taxes. The liability method provides that deferred tax assets and liabilities are recorded at enacted tax rates based on the difference

                             THE FARMERS STATE BANK

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED) between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as "temporary differences."

     CONCENTRATIONS OF CREDIT RISK: Most of the business activity of the Bank is with customers located within Crawford County, Ohio and the communities of Richwood and Green Camp, Ohio. Loans secured by one- to four-family residential properties approximated $39,666,000, $33,607,000 and $25,364,000 at the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995. Agricultural loans approximated $8,900,000, $7,826,000 and $8,282,000 at the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995. Other than agricultural loans, the Bank had no significant concentrations of loans in any one industry as of September 30, 1997 and December 31, 1996 and 1995. The Bank has not experienced any unusual losses in any type of loan category or industry.

     EARNINGS PER SHARE: Earnings per share is computed based on the weighted average number of shares of capital stock outstanding during each period which totaled 200,000 shares in the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996, and 1995. Dividends per share are based on the number of shares outstanding at the declaration date giving retroactive effect to stock splits.

NOTE 2 -- SECURITIES

     The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at September 30, 1997 and December 31, 1996 and 1995 are as follows:

                                                              SEPTEMBER 30, 1997
                                           ---------------------------------------------------------
                                                             GROSS          GROSS
                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                              COST           GAINS          LOSSES       FAIR VALUE
                                           -----------     ----------     ----------     -----------
                                                                  (UNAUDITED)
AVAILABLE FOR SALE
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $27,331,306     $  111,573     $ (169,035)    $27,273,844
Mortgage-backed securities...............   14,571,998         14,611        (44,342)     14,542,267
Equity security..........................    3,508,415      2,463,406       (127,359)      5,844,462
                                           -----------     -----------     ---------     -----------
          Total securities available for
            sale.........................  $45,411,719     $2,589,590     $ (340,736)    $47,660,573
                                           ===========     ===========     =========     ===========

                             THE FARMERS STATE BANK

NOTE 2 -- SECURITIES -- (CONTINUED)

                                                              SEPTEMBER 30, 1997
                                           ---------------------------------------------------------
                                                             GROSS          GROSS
                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                              COST           GAINS          LOSSES       FAIR VALUE
                                           -----------     ----------     ----------     -----------
                                                                  (UNAUDITED)
HELD TO MATURITY
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $14,390,617     $  282,629     $ (120,467)    $14,552,779
Obligations of state and political
  subdivisions...........................   15,404,549        686,711         (1,113)     16,090,147
Mortgage-backed securities...............      436,533         20,274                        456,807
Corporate bonds..........................    1,946,338         21,148         (4,947)      1,962,539
                                           -----------     -----------     ---------     -----------
          Total securities held to
            maturity.....................  $32,178,037     $1,010,762     $ (126,527)    $33,062,272
                                           ===========     ===========     =========     ===========

                                                               DECEMBER 31, 1996
                                           ---------------------------------------------------------
                                                             GROSS          GROSS
                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                              COST           GAINS          LOSSES       FAIR VALUE
                                           -----------     ----------     ----------     -----------
AVAILABLE FOR SALE
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $35,026,307     $   98,764     $ (440,674)    $34,684,397
Mortgage-backed securities...............   15,000,755         24,189        (60,881)     14,964,063
Equity securities........................    3,548,130      1,832,926       (179,149)      5,201,907
                                           -----------     -----------     ---------     -----------
          Total securities available for
            sale.........................  $53,575,192     $1,955,879     $ (680,704)    $54,850,367
                                           ===========     ===========     =========     ===========
HELD TO MATURITY
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $14,898,233     $  380,536     $ (240,394)    $15,038,375
Obligations of state and political
  subdivisions...........................   15,376,100        765,457           (367)     16,141,190
Mortgage-backed securities...............      512,041         24,446            (18)        536,469
Corporate bonds..........................    3,045,011         27,585         (9,941)      3,062,655
                                           -----------     -----------     ---------     -----------
          Total securities held to
            maturity.....................  $33,831,385     $1,198,024     $ (250,720)    $34,778,689
                                           ===========     ===========     =========     ===========

                                                               DECEMBER 31, 1995
                                           ---------------------------------------------------------
                                                             GROSS          GROSS
                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                              COST           GAINS          LOSSES       FAIR VALUE
                                           -----------     ----------     ----------     -----------
AVAILABLE FOR SALE
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $31,248,187     $  314,554     $ (161,906)    $31,400,835
Mortgage-backed securities...............   16,615,937         66,110        (20,472)     16,661,575
Equity securities........................    3,175,329      1,042,245       (120,428)      4,097,146
                                           -----------     -----------     ---------     -----------
          Total securities available for
            sale.........................  $51,039,453     $1,422,909     $ (302,806)    $52,159,556
                                           ===========     ===========     =========     ===========

                             THE FARMERS STATE BANK

                                                               DECEMBER 31, 1995
                                           ---------------------------------------------------------
                                                             GROSS          GROSS
                                            AMORTIZED      UNREALIZED     UNREALIZED      ESTIMATED
                                              COST           GAINS          LOSSES       FAIR VALUE
                                           -----------     -----------    ---------      -----------

NOTE 2 -- SECURITIES -- (CONTINUED)

HELD TO MATURITY
U.S. Treasury securities and obligations
  of U.S. government corporations and
  agencies...............................  $14,775,510     $  555,549     $ (208,122)    $15,122,937
Obligations of state and political
  subdivisions...........................   15,182,035        937,006        (25,219)     16,093,822
Mortgage-backed securities...............      592,504         30,548                        623,052
Corporate bonds..........................    3,193,180         58,187         (7,797)      3,243,570
                                           -----------     -----------     ---------     -----------
          Total securities held to
            maturity.....................  $33,743,229     $1,581,290     $ (241,138)    $35,083,381
                                           ===========     ===========     =========     ===========

     The following table sets forth the amortized cost and estimated fair values of mortgage-backed securities by issuing agency as of December 31, 1996 and 1995.

                                             DECEMBER 31, 1996               DECEMBER 31, 1995
                                        ---------------------------     ---------------------------
                                         AMORTIZED       ESTIMATED       AMORTIZED       ESTIMATED
                AGENCY                     COST         FAIR VALUE         COST         FAIR VALUE
--------------------------------------  -----------     -----------     -----------     -----------
AVAILABLE FOR SALE
Collateralized mortgage obligations
  issued or guaranteed by:
  FHLMC...............................  $ 5,935,124     $ 5,927,968     $ 6,432,989     $ 6,455,877
  FNMA................................    9,065,631       9,036,095      10,182,948      10,205,698
                                        -----------     -----------     -----------     -----------
          Total available for sale....  $15,000,755     $14,964,063     $16,615,937     $16,661,575
                                        ===========     ===========     ===========     ===========
HELD TO MATURITY
Mortgage-backed securities issued or
  guaranteed by:
  FNMA................................  $   176,941     $   176,941     $   200,502     $   200,503
  GNMA................................      335,100         359,528         392,002         422,549
                                        -----------     -----------     -----------     -----------
          Total held to maturity......  $   512,041     $   536,469     $   592,504     $   623,052
                                        ===========     ===========     ===========     ===========

                             THE FARMERS STATE BANK

NOTE 2 -- SECURITIES -- (CONTINUED)
     The amortized cost and estimated fair value of securities at September 30, 1997 and December 31, 1996, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

                                                                          SEPTEMBER 30, 1997
                                                                      --------------------------
                                                                                      ESTIMATED
                                                                       AMORTIZED        FAIR
                                                                         COST           VALUE
                                                                      -----------    -----------
                                                                             (UNAUDITED)
AVAILABLE FOR SALE
  Due in one year or less..........................................   $   998,505    $ 1,002,047
  Due after one year through five years............................    10,144,165     10,209,649
  Due after five years through ten years...........................    16,188,636     16,062,148
  Mortgage-backed securities.......................................    14,571,998     14,542,267
  Other securities.................................................     3,508,415      5,844,462
                                                                      ------------   ------------
     Total securities available for sale...........................   $45,411,719    $47,660,573
                                                                      ============   ============
HELD TO MATURITY
  Due in one year or less..........................................   $ 5,248,169    $ 5,234,096
  Due after one year through five years............................    14,745,815     15,233,697
  Due after five years through ten years...........................    11,396,918     11,773,490
  Due after ten years..............................................       350,602        364,182
  Mortgage-backed securities.......................................       436,533        456,807
                                                                      ------------   ------------
     Total securities held to maturity.............................   $32,178,037    $33,062,272
                                                                      ============   ============

                                                                          DECEMBER 31, 1996
                                                                      --------------------------
                                                                                      ESTIMATED
                                                                       AMORTIZED        FAIR
                                                                         COST           VALUE
                                                                      -----------    -----------
AVAILABLE FOR SALE
  Due in one year or less..........................................   $ 1,499,946    $ 1,517,377
  Due after one year through five years............................     9,893,677      9,882,058
  Due after five years through ten years...........................    23,632,684     23,284,962
  Mortgage-backed securities.......................................    15,000,755     14,964,063
  Equity securities................................................     3,548,130      5,201,907
                                                                      ------------   ------------
     Total securities available for sale...........................   $53,575,192    $54,850,367
                                                                      ============   ============
HELD TO MATURITY
  Due in one year or less..........................................   $ 1,625,787    $ 1,653,138
  Due after one year through five years............................    18,812,788     19,247,251
  Due after five years through ten years...........................    12,410,119     12,856,992
  After ten years..................................................       470,650        484,839
  Mortgage-backed securities.......................................       512,041        536,469
                                                                      ------------   ------------
     Total securities held to maturity.............................   $33,831,385    $34,778,689
                                                                      ============   ============

                             THE FARMERS STATE BANK

NOTE 2 -- SECURITIES -- (CONTINUED)
     Proceeds from the sales of securities available for sale including the gross gains and losses, for the nine months ended September 30, 1997 and 1996 and the years ended December 31, 1996 and 1995:

                                                                                  GROSS      GROSS
                                                               SALES PROCEEDS     GAINS     LOSSES
                                                               --------------    -------    -------
Nine months ended September 30, 1997 (Unaudited)............     $5,591,000      $29,000    $48,000
Nine months ended September 30, 1996 (Unaudited)............        159,000        6,000
Year ended December 31, 1996................................        159,000        6,000
Year ended December 31, 1995................................        492,000       18,000     20,000

     Securities with a carrying value of approximately $12,155,000 (unaudited), $8,660,000 and $6,316,000 were pledged as of the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 to secure public deposits, and other deposits and liabilities as required or permitted by law.

NOTE 3 -- LOANS

     Loans as presented on the balance sheet are comprised of the following classifications at September 30, 1997 and December 31, 1996 and 1995:

                                                                                DECEMBER 31,
                                                        SEPTEMBER 30,    --------------------------
                                                            1997            1996           1995
                                                        -------------    -----------    -----------
                                                         (UNAUDITED)
Commercial and agricultural..........................    $ 22,093,253    $19,958,639    $18,991,546
Real estate -- mortgage..............................      42,106,671     34,018,581     25,796,200
Real estate -- construction..........................       1,223,918      1,368,501        443,074
Consumer.............................................       2,790,177      3,009,473      2,912,948
Other................................................               0        400,000              0
Leases...............................................         777,019        882,540        611,742
Deferred loan fees...................................        (223,267)      (200,267)      (165,157)
Unearned Interest....................................        (539,425)      (607,135)      (515,980)
                                                          -----------    -----------    -----------
  Total loans........................................    $ 68,228,346    $58,830,332    $48,074,373
                                                          ===========    ===========    ===========

     Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan customers of the Bank. The following is a summary of activity during the nine months ended September 30, 1997 and the year ended December 31, 1996 for such loans.

     Balance -- January 1, 1996..............................................  $ 948,704
     New loans and advances..................................................    151,011
     Repayments..............................................................   (278,425)
                                                                               ---------
     Balance -- December 31, 1996............................................    821,290
     New loans and advances..................................................    220,328
     Repayments..............................................................   (246,919)
                                                                               ---------
     Balance -- September 30, 1997 (unaudited)...............................  $ 794,699
                                                                               =========

                             THE FARMERS STATE BANK

NOTE 4 -- ALLOWANCE FOR LOAN LOSSES

     A summary of the activity in the allowance for loan losses is as follows:

                                                    SEPTEMBER 30,                DECEMBER 31,
                                               ------------------------    ------------------------
                                                  1997          1996          1996          1995
                                               ----------    ----------    ----------    ----------
                                                     (UNAUDITED)
Balance, beginning of period................   $1,293,038    $  982,569    $  982,569    $  859,760
Provision for loan losses...................      694,844       273,750       365,000        80,000
Loans charged off...........................     (123,226)      (63,208)      (75,125)      (79,495)
Recoveries..................................       35,344        10,869        20,594       122,304
                                               -----------   -----------   -----------   -----------
Balance, end of period......................   $1,900,000    $1,203,980    $1,293,038    $  982,569
                                               -----------   -----------   -----------   -----------

     Information with respect to impaired loans is as follows:

                                                                                 DECEMBER 31,
                                                          SEPTEMBER 30,    ------------------------
                                                              1997            1996          1995
                                                          -------------    ----------    ----------
                                                           (UNAUDITED)
Balance of impaired loans for which no allowance for
  loss has been allocated...............................   $    36,000     $   36,000    $   40,000
                                                            ==========     ==========    ==========
Balance of impaired loans for which an allowance for
  loss has been allocated...............................   $ 1,170,000     $1,197,000    $1,139,000
                                                            ==========     ==========    ==========
Portion of allowance for loan loss allocated to impaired
  loans.................................................   $   427,000     $  525,000    $  453,000
                                                            ==========     ==========    ==========
Average balance of impaired loans during year...........   $ 1,220,000     $1,177,000    $1,143,000
                                                            ==========     ==========    ==========
Interest income recognized during impairment............   $    94,000     $  103,000    $   91,000
                                                            ==========     ==========    ==========
Interest income recognized on a cash basis..............   $    49,000     $    2,000    $    2,000
                                                            ==========     ==========    ==========

NOTE 5 -- PREMISES AND EQUIPMENT

     Premises and equipment, at cost, and accumulated depreciation as of September 30, 1997 and December 31, 1996 and 1995 are as follows:

                                                                                 DECEMBER 31,
                                                          SEPTEMBER 30,    ------------------------
                                                              1997            1996          1995
                                                          -------------    ----------    ----------
                                                           (UNAUDITED)
Land....................................................   $    13,938     $   13,938    $   13,938
Buildings and improvements..............................       696,225        696,225       541,649
Furniture and equipment.................................       445,709        427,224       421,501
                                                            ----------     ----------    ----------
          Total.........................................     1,155,872      1,137,387       977,088
Accumulated depreciation................................       589,775        535,035       464,955
                                                            ----------     ----------    ----------
          Premises and equipment, net...................   $   566,097     $  602,352    $  512,133
                                                            ==========     ==========    ==========

                             THE FARMERS STATE BANK

NOTE 6 -- INTEREST-BEARING DEPOSITS

     Interest-bearing deposits as of September 30, 1997 and December 31, 1996 and 1995 are summarized as follows:

                                                                              DECEMBER 31,
                                                     SEPTEMBER 30,    ----------------------------
                                                         1997             1996            1995
                                                     -------------    ------------    ------------
                                                      (UNAUDITED)
Demand.............................................  $  10,590,905    $ 10,466,616    $  9,311,309
Statement and passbook savings.....................     23,182,226      24,869,027      26,136,710
Certificates of deposit:
  $100,000 and greater.............................     14,297,677      14,276,885      10,727,912
  Other............................................     82,232,682      80,740,660      75,031,649
                                                      ------------    ------------    ------------
          Total....................................  $ 130,303,490    $130,353,188    $121,207,580
                                                      ============    ============    ============

     At September 30, 1997, the scheduled maturities of certificates of deposit are as follows:

                                                                        (UNAUDITED)
          1997 (Three Months).........................................  $11,511,232
          1998........................................................   50,018,364
          1999........................................................   21,544,889
          2000........................................................   12,036,805
          2001 and thereafter.........................................    1,419,069
                                                                        -----------
                    Total.............................................  $96,530,359
                                                                        ===========

     At December 31, 1996, the scheduled maturities of certificates of deposit are as follows:

          1997........................................................  $51,900,578
          1998........................................................   22,455,912
          1999........................................................   15,159,385
          2000........................................................    5,301,670
          2001 and thereafter.........................................      200,000
                                                                        -----------
                    Total.............................................  $95,017,545
                                                                        ===========

NOTE 7 -- OTHER BORROWINGS

     Securities sold under agreements to repurchase and treasury tax and loan deposits are financing arrangements. Physical control is maintained for all securities sold under repurchase agreements. Information concerning securities sold under agreements to repurchase and treasury tax and loan deposits is summarized as follows:




                                                                           YEARS ENDED
                                              NINE MONTHS ENDED           DECEMBER 31,
                                                SEPTEMBER 30,       -------------------------
                                                    1997               1996           1995
                                              -----------------     ----------     ----------
                                                 (UNAUDITED)
Average balance during the year...........       $ 1,085,245        $1,215,381     $  807,879
Average interest rate during the year.....              4.03%             4.49%          5.14%
Maximum month-end balance during the
  year....................................       $ 1,479,339        $1,763,565     $1,816,906

Securities underlying repurchase agreements were as follows:

                             THE FARMERS STATE BANK

NOTE 7 -- OTHER BORROWINGS -- (CONTINUED)

                                                                          DECEMBER 31,
                                                SEPTEMBER 30,       -------------------------
                                                    1997               1996           1995
                                              -----------------     ----------     ----------
                                                 (UNAUDITED)
Carrying value of securities..............       $   999,841        $  999,778     $  998,681
Fair Value................................       $ 1,028,906        $1,036,045     $1,038,437

NOTE 8 -- INCOME TAXES

     The provision for income taxes consists of the following:

                                                  SEPTEMBER 30,              DECEMBER 31,
                                              ----------------------     ---------------------
                                                1997          1996         1996         1995
                                              ---------     --------     --------     --------
                                                   (UNAUDITED)
Current...................................    $ 395,450     $392,164     $468,392     $388,842
Deferred..................................     (186,597)     (65,004)     (86,672)      14,055
                                              ---------     --------     --------     --------
  Total provision for income taxes........    $ 208,853     $327,160     $381,720     $402,897
                                              =========     ========     ========     ========

     The differences between the financial statement provision and amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes are as follows:

                                                  SEPTEMBER 30,              DECEMBER 31,
                                              ----------------------     ---------------------
                                                1997          1996         1996         1995
                                              ---------     --------     --------     --------
                                                   (UNAUDITED)
Income taxes computed at the statutory
  federal tax rate........................    $ 408,161     $479,817     $674,924     $679,485
Add (subtract) tax effect of Nontaxable
  interest income, less related
  nondeductible interest expense..........     (188,711)    (192,400)    (251,579)    (243,819)
     Dividends received deduction.........      (31,657)     (30,652)     (41,625)     (37,493)
     Other................................       21,060       70,395                     4,724
                                              ---------     --------     --------     --------
       Total income tax provision.........    $ 208,853     $327,160     $381,720     $402,897
                                              =========     ========     ========     ========

     The tax effects of principal temporary differences and the resulting deferred tax assets and liabilities are as follows:

                                                                          DECEMBER 31,
                                                SEPTEMBER 30,       -------------------------
                                                    1997               1996           1995
                                              -----------------     ----------     ----------
                                                 (UNAUDITED)
Allowance for loan losses.................       $   590,894        $  384,527     $  278,967
Deferred loan fees........................            11,779            15,705         20,940
Book depreciation in excess of tax........            11,115            33,852
Non accrual loan interest.................             8,875             7,713             --
                                                 -----------        ----------     ----------
  Deferred tax asset......................           611,548           419,060        333,759
                                                 -----------        ----------     ----------
Leases....................................           (57,341)          (61,057)       (64,876)
Federal Home Loan Bank stock dividends....            (9,996)           (2,448)
Tax depreciation in excess of book........            (2,059)
Unrealized gain on securities available
  for sale................................          (771,281)         (415,043)      (239,423)
                                                 -----------        ----------     ----------
  Deferred tax liability..................          (840,677)         (478,548)      (304,299)
                                                 -----------        ----------     ----------
     Net deferred tax.....................       $  (229,129)       $  (59,488)    $   29,460
                                                 ===========        ==========     ==========

                             THE FARMERS STATE BANK

NOTE 9 -- PENSION PLANS

     The Bank maintains a fully insured defined benefit pension plan covering substantially all employees. Participants are fully vested after 7 years of participation. The normal retirement benefit is equal to 20% of the average monthly compensation. Monthly benefits are reduced proportionately for each month of service less than 300 at the normal retirement date.

     The Bank funds all pension costs through the purchase of retirement income insurance and retirement annuity policies.

NOTE 10 -- COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET RISK

     The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of their customers. These include commitments to make or purchase loans, undisbursed lines of credit and letters of credit. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank follows the same credit policy to make such commitments as is used for loans recorded on the balance sheet. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments. Collateral obtained relating to the commitments is determined using management's credit evaluation of the borrower and may include real estate, vehicles, business assets, deposits and other items. The Bank does make fixed rate loan commitments for short periods of time. However, such commitments were immaterial as of and for the nine months ending September 30, 1997 and the years ending December 31, 1996 and 1995.

     Commitments to extend credit and letters of credit approximated the following amounts at September 30, 1997, December 31, 1996 and 1995:

                                                                        CONTRACT AMOUNT
                                                        -----------------------------------------------
                                                                                  DECEMBER 31,
                                                        SEPTEMBER 30,    ------------------------------
                                                            1997             1996             1995
                                                        -------------    -------------    -------------
                                                         (UNAUDITED)
Commitments to extend credit:
  Lines of credit and construction loans..............   $ 3,313,000      $ 3,153,000      $ 3,043,000
Letters of credit.....................................       232,000          331,000          434,000
                                                         -----------      -----------      -----------
                                                         $ 3,545,000      $ 3,484,000      $ 3,477,000
                                                         ===========      ===========      ===========

     In the normal course of business, the Bank is involved in various legal actions but, in the opinion of management and its legal counsel, ultimate disposition of such matters is not expected to have a material adverse effect on the financial statements.

NOTE 11 -- RESTRICTIONS ON RETAINED EARNINGS

     Payment of dividends by the Bank is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the current and prior two years retained earnings as defined by the regulations, and dividends may not reduce capital levels below minimum regulatory requirements. In addition, as more fully discussed below, the Bank must obtain prior approval of its regulators before declaring any dividend that would reduce the Tier-1 leverage ratio (as defined) below 7.5%. Under the most restrictive of these requirements, the Bank estimates that retained earnings available for payment of dividends approximates $2,386,000 at December 31, 1996.

                             THE FARMERS STATE BANK

NOTE 12 -- REGULATORY CAPITAL REQUIREMENTS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier-I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier-I capital (as defined) to average assets (as defined).

     As of September 30, 1997, the most recent notification from its primary regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier-I risk-based, and Tier-I leverage ratios as set forth in the table below. Management believes that no conditions or events since that notification have changed the institution's category.

     At September 30, 1997, December 31, 1996 and 1995, the Bank's actual capital levels and minimum required levels were (dollar amounts in thousands):

                                                                                     TO BE WELL
                                                                                     CAPITALIZED
                                                                                        UNDER
                                                                                       PROMPT
                                                                 FOR CAPITAL         CORRECTIVE
                                                                  ADEQUACY             ACTION
                                              ACTUAL              PURPOSES           PROVISIONS
                                         -----------------     ---------------     ---------------
              (UNAUDITED)                AMOUNT     RATIO      AMOUNT    RATIO     AMOUNT    RATIO
---------------------------------------  -------    ------     ------    -----     ------    -----
SEPTEMBER 30, 1997
Total capital (to risk weighted
  assets)..............................  $15,860    22.01%     $5,770     8.0%     $7,210    10.0%
Tier-I capital (to risk weighted
  assets)..............................  $14,960    20.76%     $2,880     4.0%     $4,320     6.0%
Tier-I capital (to average assets).....  $14,960     9.59%     $6,240     4.0%     $7,800     5.0%
DECEMBER 31, 1996
Total capital (to risk weighted
  assets)..............................  $14,530    19.08%     $6,090     8.0%     $7,620    10.0%
Tier-I capital (to risk weighted
  assets)..............................  $13,580    17.83%     $3,050     4.0%     $4,570     6.0%
Tier-I capital (to average assets).....  $13,580     9.10%     $5,970     4.0%     $7,460     5.0%
DECEMBER 31, 1995
Total capital (to risk weighted
  assets)..............................  $13,130    18.63%     $5,640     8.0%     $7,050    10.0%
Tier-I capital (to risk weighted
  assets)..............................  $12,250    17.38%     $2,820     4.0%     $4,230     6.0%
Tier-I capital (to average assets).....  $12,250     9.15%     $5,360     4.0%     $6,690     5.0%

                             THE FARMERS STATE BANK

NOTE 13 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amount and estimated fair values of financial instruments are as follows at December 31, 1996 and 1995:

                                         DECEMBER 31, 1996                  DECEMBER 31, 1995
                                   ------------------------------     ------------------------------
                                     CARRYING         ESTIMATED         CARRYING         ESTIMATED
                                      AMOUNT         FAIR VALUE          AMOUNT         FAIR VALUE
                                   -------------    -------------     -------------    -------------
Financial assets:
  Cash and due from banks........  $   2,531,372    $   2,531,000     $   4,161,859    $   4,162,000
  Interest-bearing deposits......      1,033,282        1,033,000         1,622,031        1,622,000
  Federal funds sold.............        900,000          900,000         1,800,000        1,800,000
  Securities available for
     sale........................     54,850,367       54,850,000        52,159,556       52,160,000
  Securities held to maturity....     33,831,385       34,779,000        33,743,229       35,083,000
  Loans, net of allowance for
     loan losses.................     57,537,294       58,626,000        47,091,804       48,026,000
  Accrued interest receivable....      1,420,902        1,421,000         1,291,699        1,292,000
Financial liabilities:
  Deposits.......................   (135,311,924)    (135,811,000)     (126,899,075)    (127,376,000)
  Securities sold under
     repurchase agreements and
     other borrowings............     (1,187,522)      (1,188,000)         (918,400)        (918,000)
  Accrued interest payable.......     (1,667,315)      (1,667,000)       (1,584,057)      (1,584,000)

     For purposes of the above disclosures of estimated fair value, the following assumptions were used. Estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. Estimated fair value of securities is based on quoted market values for the individual securities or equivalent securities. Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans which reprice at least annually and for fixed rate commercial loans with maturities of six months or less which possess normal risk characteristics, carrying value is determined to be fair value. Fair value of other types of loans (including adjustable rate loans which reprice less frequently than annually and fixed rate term loans or loans which possess higher risk characteristics) is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar anticipated maturities. Fair value for nonaccrual loans is based on recent appraisals of the collateral or, if appropriate, using estimated discounted cash flows. Fair value of core deposits, including demand deposits, savings accounts and certain money market deposits, is the amount payable on demand. Fair value of fixed-maturity certificates of deposit is estimated using the rates offered at December 31, 1996 and 1995 for deposits of similar remaining maturities. Estimated fair value does not include the benefit that results from low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair value of accrued interest and other borrowings, consisting of securities sold under agreements to repurchase and U.S. Treasury interest-bearing demand notes payable, is determined to be the carrying amount since these financial instruments generally represent obligations which are due on demand. The fair value of unrecorded commitments at, December 31, 1996 and December 31, 1995 is not material.

     While the estimates of fair value are based on management's judgment of the most appropriate factors, no assurance can be made that were the Bank to have disposed of such items at December 31, 1996 or December 31, 1995, estimated fair values would necessarily have been achieved at these dates, since market values may differ depending on various circumstances. Estimated fair values at, December 31, 1996 and December 31, 1995 should not necessarily be considered to apply at subsequent dates.

     Other assets and liabilities of the Bank may have value but are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in these financial statements nevertheless may have value, but

                             THE FARMERS STATE BANK

NOTE 13 -- FAIR VALUES OF FINANCIAL INSTRUMENTS -- (CONTINUED)

are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the value of a trained work force, customer goodwill and similar items.

NOTE 14 -- SUBSEQUENT EVENTS, OTHER REGULATORY MATTERS

     Farmers is subject to regulation by the Ohio Division of Financial Institutions (ODFI) and the Federal Deposit Insurance Corporation (FDIC). Pursuant to a Memorandum of Understanding dated October 31, 1997 by and among Farmers, the ODFI and the FDIC (the "MOU"), Farmers has agreed to comply with certain directives which are intended to correct operational deficiencies identified in the ODFI's March 14, 1997 Examination Report (the "Examination Report") and improve Farmers' overall financial condition. The MOU specifies various deadlines (generally ranging from 10 to 90 days from the date of the MOU) for the implementation of certain corrective measures and requires that such measures be maintained until such time as the MOU is stayed, modified, terminated or suspended by the ODFI and the FDIC.

     The MOU requires Farmers to, among other things:

          Achieve and maintain an adequate valuation reserve for loan losses; conduct a quarterly assessment of the loan loss reserve and nonperforming loans; refile Reports of Condition and Income for December 31, 1996 and the first three quarters of 1997 to reflect an appropriate level of Allowance for Loan and Lease Losses; maintain documentation in support of the foregoing; and, submit to the ODFI and the FDIC a record of the methodology used for determining loan loss reserves.

          Develop a written plan designed to improve Farmers' position on certain loans in excess of $100,000 which are past due on principal or interest by 90 days or more.

          Prepare and submit to the ODFI and the FDIC for review and approval
     (A) a management plan describing actions to be taken by Farmers' Board of Directors to strengthen management and improve the Board's supervision of Farmers' affairs, (B) an amended written loan policy including the recommendations detailed in the Examination Report, (C) written loan review procedures designed to identify and categorize problem credit and assess the overall quality of the loan portfolio, (D) an amended approval policy and procedures consistent with the Examination Report and regulatory guidelines, (E) an amended written investment policy consistent with regulatory guidelines, (F) an amended interest risk policy and procedures consistent with the Examination Report and regulatory guidelines, and (G) quarterly progress reports detailing the actions taken to secure compliance with the MOU and the results thereof.

          Establish procedures to ensure that (A) Farmers' officers and employees are aware of, have access to, and adhere to Farmers' loan policy,
     (B) exceptions to Farmers' loan policy are approved in advanced by the Board of Directors, and (C) the reasons for any such exceptions are noted in the Board minutes and maintained in the obligor's file.

          Refrain from (A) declaring or paying dividends without the prior written approval of the ODFI and the FDIC when Farmers' Tier-1 leverage ratio is below 7.5% or (B) extending any additional credit to any borrower who is an obligor to Farmers on any extension of credit or portion thereof that has been charged-off or classified "substandard," "doubtful" or "loss" in the Examination Report or in any subsequent examination report so long as such credit remains uncollected, unless the addition extension of credit has been authorized in advanced by the Farmers Board of Directors in accordance with certain standards and supported by certain documentation.

          Take all necessary steps consistent with sound banking practices to
     (A) address all violations described in the Examination Report and refrain from engaging in such violations in the future, (B) eliminate and/or correct problems relating to credit information and collateral documentation and ensure proper collection and maintenance of such information and documentation in the future, and (C) ensure all deficiencies in

                             THE FARMERS STATE BANK

NOTE 14 -- SUBSEQUENT EVENTS, OTHER REGULATORY MATTERS -- (CONTINUED)

     internal routine and controls, as identified in the Examination Report, are eliminated and/or corrected and procedures are implemented to maintain a sound system of internal controls.

          Establish a Compliance Committee comprised of outside directors to monitor compliance with the MOU and written policies and procedures.

          Adopt all plans, policies and procedures required by the MOU and fully comply with all of the terms thereof.

     Management is in the process of implementing corrective actions to comply with provisions of the MOU. The evaluation of the adequacy of the allowance for loan losses has been completed and the results have been considered in the preparation of these accompanying financial statements. Management therefore believes that the Allowance for Loan Losses at December 31, 1996 and 1995 is adequate to provide for known and inherent risk of loss.

                                   APPENDIX A

                AGREEMENT AND PLAN OF REORGANIZATION, AS AMENDED

            THIRD AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

     This Third Amendment to Agreement and Plan of Reorganization is made and entered into this 26th day of January, 1998 by and between First Citizens Banc Corp ("First Citizens") and The Farmers State Bank of New Washington, Ohio ("Farmers").

     WHEREAS, First Citizens and Farmers have entered into an Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997 and November 26, 1997, respectively (as amended, the "Reorganization Agreement"), providing for the merger ("Merger") of Farmers Interim Bank, a wholly-owned subsidiary of First Citizens, with and into Farmers; and

     WHEREAS, the Reorganization Agreement is terminable by either party upon written notice to the other party in the event that the Merger is not consummated by February 28, 1998 ("Right of Termination Date");

     WHEREAS, the parties desire to amend the Reorganization Agreement to extend the Right of Termination Date to April 30, 1998.

     NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

     1. The last sentence of Section 17(a) of the Reorganization Agreement is hereby amended to read as follows:

         "In addition to the other grounds for termination of this Agreement set forth herein, this Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by April 30, 1998, or the date of such notice, whichever is later."

     2. Notwithstanding anything to the contrary in the Reorganization Agreement or in any other instrument or agreement executed and delivered by First Citizens or Farmers, the Right of Termination Date shall be April 30, 1998.

     3. Except as provided herein, the Reorganization Agreement shall remain in full force and effect and the remaining provisions thereof are hereby ratified and confirmed.

     4. Each of the parties shall execute such documents and take such further actions as may be reasonably required or desirable to carry out the provisions of this Third Amendment to Agreement and Plan of Reorganization.

     IN WITNESS WHEREOF, the parties have executed this Third Amendment to Agreement and Plan of Reorganization as of the date and year first above written.

                                         THE FARMERS STATE BANK OF NEW
FIRST CITIZENS BANC CORP                   WASHINGTON, OHIO

/s/ DAVID A. VOIGHT                      /s/ WILLIAM SHEAFFER
----------------------------------       -----------------------------------
David A. Voight, President               William Sheaffer, Interim President
                                         and Chief Executive Officer

            SECOND AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION

     This Second Amendment to Agreement and Plan of Reorganization is made and entered into this 26th day of November, 1997 by and between First Citizens Banc Corp ("First Citizens") and The Farmers State Bank of New Washington, Ohio ("Farmers").

     WHEREAS, First Citizens and Farmers have entered into an Agreement and Plan of Reorganization dated July 3, 1997 ("Reorganization Agreement"), providing for the merger ("Merger") of Farmers Interim Bank, a wholly-owned subsidiary of First Citizens, with and into Farmers; and

     WHEREAS, the Reorganization Agreement (i) provides for an exchange ratio of
6.5 shares of First Citizens Common Stock for each share of Farmers Common Stock (the "Exchange Ratio"), (ii) requires the Merger to be consummated within a specified period after the occurrence of certain events ("Consummation Deadline") and (iii) is terminable by either party upon written notice to the other party in the event that the Merger is not consummated by February 1, 1998 ("Right of Termination Date");

     WHEREAS, the parties desire to amend the Reorganization Agreement to (i) change the Exchange Ratio to 6.06, (ii) eliminate the Consummation Deadline and
(iii) extend the Right of Termination Date to February 28, 1998.

     NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein, the parties agree as follows:

     1. The last sentence of Section 1 of the Reorganization Agreement is hereby amended to read as follows:

     "Upon consummation of the Merger, each share of Farmers Common Stock (other than Dissenter Shares, as defined in Section 5) shall be converted into the right to receive 6.06 duly authorized, validly issued, fully paid and non-assessable First Citizens Common Shares, in accordance with the provisions regarding the exchange of shares set forth in the Merger Agreement."

     2. The last sentence of Section 4(e) of the Reorganization Agreement is hereby deleted in its entirety.

     3. The last sentence of Section 17(a) of the Reorganization Agreement is hereby amended to read as follows:

     "In addition to the other grounds for termination of this Agreement set forth herein, this Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by February 28, 1998, or the date of such notice, whichever is later."

     4. Notwithstanding anything to the contrary in the Reorganization Agreement or in any other instrument or agreement executed and delivered by First Citizens or Farmers, the Right of Termination Date shall be February 28, 1998.

     5. Except as provided herein, the Reorganization Agreement shall remain in full force and effect and the remaining provisions thereof are hereby ratified and confirmed.

     6. Each of the parties shall execute such documents and take such further actions as may be reasonably required or desirable to carry out the provisions of this Amendment to Agreement and Plan of Reorganization.

     IN WITNESS WHEREOF, the parties have executed this Amendment to Agreement and Plan of Reorganization as of the date and year first above written.

                                        FIRST CITIZENS BANC CORP

                                        /s/ DAVID A. VOIGHT
                                        ----------------------------------------
                                        David A. Voight, President

                                        THE FARMERS STATE BANK OF NEW
                                        WASHINGTON, OHIO

                                        /s/ WILLIAM SHEAFFER
                                        ----------------------------------------
                                        William Sheaffer, Executive Vice
                                        President
                                        and Chief Executive Officer

            AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF REORGANIZATION

     THIS AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION dated July 3, 1997 between First Citizens Banc Corp (hereinafter called "First Citizens") and The Farmers State Bank (hereinafter called "Farmers"), dated November 25, 1997;

     WITNESSETH:

     First Citizens and Farmers have determined that it will be in their mutual best interests to amend Agreement to provide that the effective date of the Merger, provided for in said Agreement, shall be not earlier than February 28, 1998.

     THEREFORE, in consideration of the mutual covenants and agreements herein contained, First Citizens and Farmers hereby agree as follows:

     (1) Paragraph 4.(e) of Agreement shall be amended to read as follows:

     "(e) After (i) receipt of the Board's prior approval of First Citizens' acquisition of Farmers; (ii) the approval of the Stockholders of Farmers and First Citizens; and (iii) the regulatory waiting period(s) have expired, First Citizens shall designate the date as of which First Citizens desires the Merger to become effective and the time the Merger shall become effective shall occur at the time and on the date so designated. However, any date so specified unless otherwise agreed to by Farmers and First Citizens, shall not be later than either (a) the first of the month immediately following the month in which the last of the events described above (i-iii) occurs if said event occurs before the twenty first day of such month or (b) the first day of the second month immediately following such month if the last of the events described above occurs after the twentieth day of such month; provided, however, that in no event, shall such date so specified be earlier than February 28, 1998."

     (2) In all respects, Agreement is hereby ratified and confirmed.

     IN WITNESS WHEREOF, the Amendment to Agreement has been executed the day and year first above written.

SIGNED IN THE PRESENCE OF:                         FIRST CITIZENS BANC CORP

[illegible]                                        By: /s/ DAVID VOIGHT
---------------------------------------------      ------------------------------------------
Witness                                            David Voight, President

[illegible]
---------------------------------------------
Witness

                                                   THE FARMERS STATE BANK

[illegible]                                        By: /s/ WILLIAM SHEAFFER
---------------------------------------------      ------------------------------------------
Witness                                            William Sheaffer,
                                                   Executive Vice President

[illegible]
---------------------------------------------
Witness

                      AGREEMENT AND PLAN OF REORGANIZATION

     This is an AGREEMENT dated July 3, 1997, between First Citizens Banc Corp. (hereinafter called "First Citizens") and The Farmers State Bank (hereinafter called "Farmers").

                                  WITNESSETH:

     First Citizens is a corporation duly organized under the laws of the State of Ohio. Its principal office is located at 100 East Water St., Sandusky, Ohio. As of the date hereof, First Citizens had authorized capital stock consisting of 10,000,000 shares of common stock, without par value ("First Citizens Common Shares") of which a total of 3,051,504 shares are issued and outstanding and none are shares of treasury stock owned by First Citizens. First Citizens owns all of the outstanding capital stock of The Castalia Banking Company, The Citizens Banking Company, R. A. Reynolds Appraisal Service, Inc. and SCC Resources, Inc. (hereinafter referred to as the "Subsidiaries").

     Farmers is an Ohio state banking corporation duly organized under the laws of the State of Ohio. Its principal office is located at 102 S. Kibler St., New Washington, Crawford County, Ohio. As of the date hereof, Farmers has authorized capital stock consisting of 200,000 authorized shares of common stock, $20 par value per share ("Farmers Common Stock"), all of which shares are issued and outstanding and none are shares of treasury stock owned by Farmers.

     At least a majority of the entire Board of Directors of First Citizens and at least a majority of the entire Board of Directors of Farmers, respectively, have approved the entering into of this Agreement and have authorized the execution and delivery of this Agreement. The Boards of Directors of First Citizens and Farmers have determined that it is in the best interests of their respective corporations and Stockholders that Farmers become a wholly owned subsidiary corporation of First Citizens. After the execution of this Agreement, First Citizens will undertake to cause the formation of a new banking corporation to be organized under the laws of the State of Ohio ("New Bank"), and thereafter First Citizens and Farmers will cause, subject to the terms and conditions set forth in this Agreement, the merger of New Bank with and into Farmers, in accordance with the terms set forth in the Merger Agreement attached hereto and designated Appendix A (the "Merger Agreement"). From and after the time the merger of Farmers and New Bank shall become effective, (the "Merger") and as and when required by this Agreement and the Merger Agreement, First Citizens will issue its Common Shares in exchange for all of the issued and outstanding shares of Farmers Common Stock.

     In consideration of mutual covenants and agreements herein contained, First Citizens and Farmers hereby make this Agreement and prescribe the terms and conditions of the Merger and the mode of carrying the Merger into effect as follows:

          1. Formation of New Bank. As soon as practicable after the date hereof, First Citizens shall commence and proceed with due diligence in the formation of the New Bank, all of the outstanding shares of which will be acquired by First Citizens prior to the merger of Farmers and the New Bank. The New Bank will merge with and into Farmers as the surviving bank corporation thereof, pursuant to the Merger Agreement. Upon consummation of the Merger, each share of Farmers Common Stock, (other than Dissenter Shares, as defined in Section 5) shall be converted into the right to receive 6.5 duly authorized, validly issued, fully paid and non-assessable First Citizens Common Shares, in accordance with the provisions regarding the exchange of shares set forth in the Merger Agreement.

          2. The Merger Agreement. Promptly following the commencement of the corporate existence of the New Bank, Farmers and First Citizens shall enter into, and First Citizens shall cause the New Bank to enter into, the Merger Agreement.

          3. Discussions with Others; Other Offers. On and after the date hereof, except with the written consent of First Citizens, Farmers shall not directly or indirectly solicit or encourage (nor shall Farmers permit any of its officers, directors, employees or agents directly or indirectly to solicit or encourage), including by way of furnishing information, any inquiries or proposals for a merger, consolidation, share exchange or similar transaction involving Farmers or for the acquisition of the stock or all or substantially all of the assets or business of Farmers, or discuss with or enter into conversations with any person, other than Farmers stockholders or employees, concerning any such merger, consolidation, share exchange, acquisition or other transaction, other than the share exchange with First Citizens; provided, however, that Farmers may communicate information about any such proposals or inquiries to its stockholders if and to the extent that it is required to do so in order to reasonably comply with its legal obligations. Farmers will promptly notify First Citizens orally (to be confirmed in writing as soon as practicable thereafter) of all of the relevant details relating to any inquiries or proposals that it may receive relating to any such matters, including actions it intends to take with respect to such matters.

          In order to induce First Citizens to enter into this Agreement and incur the substantial expenses involved in effectuating the transactions contemplated herein, Farmers agrees and does hereby promise to pay to First Citizens the sum of $500,000, upon First Citizens' demand therefor, in the event that the Farmers stockholders fail to approve this Agreement or the Merger Agreement as a result of Farmer's decision to entertain offers from and negotiate with a bona fide offeree other than First Citizens.

          4. Undertakings of the Parties. First Citizens and Farmers further covenant and agree as follows:

             (a) As soon as the Registration Statement referenced in (c) below shall become effective, this Agreement and the Merger Agreement shall be submitted to the Stockholders of Farmers for approval and adoption at a special meeting of Stockholders to be called and held in accordance with law and the Articles of Incorporation and Code of Regulations of Farmers.

             (b) As promptly as possible after the date hereof, each of First Citizens and Farmers shall use its best efforts, separately and jointly with the other party, in good faith to take or cause to be taken all such steps as shall be necessary or advisable to obtain all consents and approvals of governmental authorities as are required by law or otherwise to effect the share exchange, including without limitation the approval of the Federal Reserve Board (the "Board"), the approval of the Ohio Department of Commerce (Division of Financial Institutions Office of Banks and Savings & Loans) and the approval of the Federal Deposit Insurance Corporation, and shall do any and all acts and things reasonably necessary or advisable in order to cause the share exchange to be consummated on the terms provided in this Agreement and the Merger Agreement as promptly as practicable. First Citizens and Farmers will cooperate in complying with and in the preparation of proxy and registration statements under federal and state securities laws so as to facilitate the exchange of shares as contemplated by this Agreement and the Merger Agreement.

             (c) Each party will assume and pay all of its fees and expenses incurred by it incident to the negotiation, preparation and execution of this Agreement, obtaining of the requisite regulatory and shareholder consents and approvals and all other acts incidental to, contemplated by or in pursuance of this Agreement. First Citizens shall be responsible for preparing and filing at no expense to Farmers: (i) any and all required regulatory applications necessary in connection with the transactions contemplated by this Agreement; and (ii) an S-4 Registration Statement to be filed with the Securities and Exchange Commission to register the First Citizens Common Shares to be issued in connection with the transactions contemplated by this Agreement; provided, however, that such registration statement will not cover resales by any persons who may be considered "underwriters" under Rule 145(c) of the Securities Act of 1933, as amended (the "1933 Act") and
        (iii) any documents to be filed or action required to be taken under any applicable state securities or "Blue Sky" laws in connection with the Merger.

             (d) Between the date of this Agreement and the effective time of the Merger, Farmers will afford to the representatives of First Citizens, including its counsel and auditors, during normal business hours, full access to any and all assets of, or information with respect to, Farmers to the end that First Citizens may have full opportunity to make an investigation, in advance of the effective time as it shall reasonably desire in order to effectuate the purposes of this Agreement. To the extent reasonable under the circumstances, the officers of Farmers will confer with the representatives of First Citizens and will furnish to First Citizens either orally or by means of such records, documents, and memoranda as are reasonably available or capable of preparation (all of which First Citizens will be permitted to make copies of) and such other information as First Citizens may reasonably request. All information furnished by one party to another party in connection with this Agreement and the transactions contemplated hereby will be kept confidential by such other party and will be used only in connection with this Agreement and the transactions contemplated hereby, except to the extent that such information: (i) is already known to such other party when received; (ii) thereafter becomes lawfully obtainable from other sources; or (iii) is required to be disclosed in any document filed with the Securities and Exchange Commission, the Board, or any other governmental agency or authority. In the event that this Agreement is terminated, each party will return to the other party or destroy any documents received by it from the other party that contain any such confidential information.

             (e) After (i) receipt of the Board's prior approval of First Citizens' acquisition of Farmers; (ii) the approval of the Stockholders of Farmers and First Citizens; and (iii) the regulatory waiting period(s) have expired, First Citizens shall designate the date as of which First Citizens desires the Merger to become effective and the time the Merger shall become effective shall occur at the time and on the date so designated. However, any date so specified unless otherwise agreed to by Farmers and First Citizens, shall not be later than either
        (a) the first of the month immediately following the month in which the last of the events described above (i-iii) occurs if said event occurs before the twenty-first day of such month or (b) the first day of the second month immediately following such month if the last of the events described above occurs after the twentieth day of such month.

             (f) Subject to the terms and conditions of this Agreement, First Citizens and Farmers each agree that, subject to applicable laws and to the fiduciary duties of its respective directors, each will promptly take or cause to be taken all action, and promptly do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Merger and other transactions contemplated by this Agreement.

             (g) First Citizens shall offer the existing employees of Farmers the opportunity to become employees of Farmers (i.e. the surviving corporation under the Merger Agreement) following consummation of the Merger; provided, however, that nothing in this section or elsewhere in this Agreement shall be deemed to be a contract of employment or be construed to give said employees any rights other than as employees at will under Ohio law and said employees shall not be deemed to be third-party beneficiaries of this provision. Farmers' employees who become employees of Farmers after the Merger will have their years of service credited toward eligibility and vesting in Pension Plan for the Employees of First Citizens Banc Corp. and its Affiliates and the Savings and Retirement Plan for First Citizens Banc Corp. and its Affiliates and will be entitled to participate in a variety of on-going educational and training programs offered by First Citizens and its Subsidiaries.

             (h) Farmers shall, prior to the time the Merger shall become effective, take such actions, in consultation with First Citizens, as shall be necessary or desirable to cause termination of any qualified retirement plans of Farmers at or after the effective date of Merger.

             (i) Two (2) member(s) of Farmers' current Board of Directors shall have the right to serve on the Board of Directors of First Citizens. Farmers hereby agrees to cause its Board of Directors to provide First Citizens, at least seventy-five (75) days prior to the annual meeting of First Citizens, with nominees, subject to First Citizens' approval, to serve as directors of First Citizens effective at or prior to First Citizens' 1998 annual shareholder meeting. Pursuant to the Merger Agreement, all of the current directors of Farmers shall continue as directors thereof after the Merger.

             (j) First Citizens and Farmers acknowledge that the transactions contemplated hereby are subject to the provisions of the Securities Act of 1933, as amended (the "Act") and Rule 145 thereunder. First Citizens agrees to prepare and file, as soon as practicable after the execution of this Agreement, the Registration Statement under and pursuant to the provisions of the Act for the purposes of registering the First Citizens Common Shares to be issued in connection with the transactions contemplated hereby. Farmers agrees to provide promptly to First Citizens information concerning the business and financial condition and affairs of Farmers as may be required or appropriate for inclusion in the Registration Statement and to cause its counsel and auditors to cooperate with First Citizens counsel and auditors in the preparation of such Registration Statement. First Citizens agrees to use its best efforts to have such Registration Statement declared effective under the Act as soon as may be practicable, and Farmers agrees to distribute the prospectus/proxy statement (to be prepared by and furnished at First Citizen's expense) contained in such Registration Statement (the Farmers "Prospectus/Proxy Statement") to Farmers stockholders not less than ten (10) days prior to the scheduled meeting of Farmers stockholders that will be held to consider approval of this Agreement and the Merger Agreement. Except to the extent permitted by Rule 145(b), First Citizens and Farmers agree not to publish any communication other than the Prospectus/Proxy Statement, in respect of this Agreement, the Merger Agreement, or the transactions contemplated therein. Any communication by either party under Rule 145(b) will be made only upon the written approval of the other. First Citizens and Farmers agree that, between the date the Registration Statement becomes effective and the effective time of the Merger, they will keep each other advised on a current basis of material developments concerning their respective businesses, including any event which would cause the Prospectus/proxy Statement to contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading. First Citizens shall not be required to maintain the effectiveness of the Registration Statement for the purpose of resale of First Citizens Common Shares by Farmers stockholders who may be deemed to be affiliates of Farmers, as such term is defined in Rule 144 promulgated under the Act (the "Affiliates").

             (k) Each Affiliate of Farmers shall furnish to First Citizens a certificate representing that such Affiliate will not sell, assign, or transfer any of the First Citizens Common Shares received by such Affiliate as a result of the transactions contemplated by this Agreement, except pursuant to (a) registration under the act or (b) a transaction permitted by Rule 145 under the Act, or (c) a transaction in which, in the opinion of Squire, Sanders & Dempsey or other counsel satisfactory to First Citizens, or in accordance with a "no action" letter from the staff of the Securities and Exchange Commission, the First Citizens Common Shares are not required to be registered under the Act; and in the event of sale or other disposition pursuant to Rule 145 such Affiliate will supply satisfactory evidence of compliance with such Rule to First Citizens. With respect to such representations, each Affiliate shall agree to hold harmless and indemnify First Citizens and First Citizens' officers and directors from and against any losses, claims, damages, expenses (including reasonable attorneys' fees), or liabilities to which First Citizens or any officer or director of First Citizens may become subject under the Act or otherwise as a result of the untruth, breach, or failure of such representations. Each Affiliate shall further agree that the certificate or certificates representing the First Citizens Common Shares issued to such Affiliate upon the consummation of the Share Exchange may bear the following restrictive legend:

               "The shares represented by this certificate have been issued or transferred to the registered holder as a result of a transaction to which Rule 145 under the Securities Act of 1933, as amended (the "Act"), applies. The shares represented by this certificate may not be sold, transferred or assigned, and the issuer shall not be required to give effect to any attempted sale, transfer or assignment, except pursuant to (i) current registration under the Act, (ii) a transaction permitted by Rule 145 and as to which the issuer has received reasonable and satisfactory evidence of compliance with the provisions of Rule 145, or (iii) a transaction in which, in the opinion of Squire, Sanders & Dempsey or other counsel satisfactory to the issuer or in accordance with a "no action" letter from the staff of the Securities and Exchange Commission, such shares are not required to be registered under the Act."

             First Citizens covenants and agrees to remove the foregoing restrictive legend from the certificate or certificates representing the First Citizens Common Shares issued to an Affiliate and to cancel any stop order instructions with respect thereto upon (i) receipt of advice from its counsel that such actions are appropriate under the then existing circumstances, or (ii) upon request of the holder thereof at anytime after that period ending two years following the Merger, provided that the holder thereof is not, and has not for at least the thirty day period ending prior to the request been an affiliate of First Citizens.

             (l) First Citizens shall, to the extent required by applicable state securities or "blue sky" laws, as promptly as practicable after the furnishing by Farmers of all information regarding Farmers required or desirable to be reflected therein file with applicable state securities or blue sky administrators, use its best efforts to cause to become effective or be approved, all registration statements or applications required to be so filed with respect to the issuance of the First Citizens Common Shares in connection with the Agreement of Merger.

             (m) On the date the Registration Statement becomes effective and at the effective time of the Merger, Farmers shall deliver to First Citizens a certificate signed by the principal executive officer and by the principal financial officer of Farmers to the effect that the information contained in the Registration Statement relating to the business and financial condition and affairs of Farmers does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. On the date the Registration Statement becomes effective and at the effective time of the Merger, First Citizens shall deliver to Farmers a certificate signed by the chief executive officer and by the chief financial officer of First Citizens to the effect that the Registration Statement (other than the information contained therein relating to the business and financial condition and affairs of Farmers) does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

             (n) First Citizens will maintain "current public information" within the meaning of Rule 144 of the Securities and Exchange Commission for two (2) years following the effective date.

          5. Dissenting Stockholders. Holders of Farmers Common Stock, who do not vote their shares in favor of the Merger and otherwise comply in all respects to perfect dissenters' rights, will be entitled to dissenters' or appraisal rights, if any, pursuant to and solely upon strict compliance with, the applicable provisions of Ohio law (collectively, the "Dissenting Shares").

          6. Tax Opinion. Farmers, for the benefit of its Stockholders, shall obtain a written opinion of it's counsel, to the effect that:

             (a) The statutory merger of New Bank with and into Farmers will constitute a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(E) of the Internal Revenue Code;

             (b) No gain or loss will be recognized by Farmers as a consequence of the transactions herein contemplated;

             (c) No gain or loss will be recognized by the Stockholders of Farmers on the exchange of their shares of Farmers Common Stock for First Citizens Common Shares (disregarding for this purpose any cash received for fractional share interests to which they may be entitled);

             (d) The federal income tax basis of the First Citizens Common Shares received by the Stockholders of Farmers for their shares of Farmers Common Stock will be the same as the federal income tax basis of the Farmers Common Stock surrendered in exchange therefor; and

             (e) The holding period of the First Citizens Common Shares received by a shareholder of Farmers in exchange for shares of Farmers Common Stock will include the period for which the Farmers Common Stock exchanged therefor was held, provided the exchanged Farmers Common Stock was held as a capital asset by such shareholder on the date of the exchange.

          7. Representations and Warranties of First Citizens. First Citizens represents and warrants to Farmers as follows:

             (a) First Citizens is a corporation duly organized and validly existing under the laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is qualified to do business in the State of Ohio, together with all other jurisdictions where it is both required to so qualify and the failure to so qualify would have material and adverse consequences to First Citizens. First Citizens has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of March 31, 1997, the authorized capital stock of First Citizens consisted of 10,000,000 shares of common stock, without par value, of which a total of 3,051,504 shares were issued and outstanding and no shares were held by First Citizens as treasury stock. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder.

             (b) First Citizens has furnished to Farmers copies of the following financial statements relating to First Citizens and its consolidated subsidiaries: (i) the audited Consolidated Balance Sheets of First Citizens as of December 31, 1996, and 1995, and the Consolidated Statements of Income, Stockholders' Equity and Statements of Cash Flows for the three years ended December 31, 1996, 1995 and 1994, together with the notes thereto; and (ii) the unaudited Consolidated Balance Sheet of First Citizens as of March 31, 1997, and the unaudited Consolidated Statements of Income and Stockholders' equity for the period then ended. Each of the aforementioned financial statements was prepared in accordance with Generally Accepted Accounting Principles, consistently applied and is true and correct in all material respects and together present fairly the consolidated financial position and results of operations of First Citizens as of the dates and for the periods therein set forth (subject, in the case of such interim financial statements, to normal year-end audit adjustments). Such financial statements do not, as of the dates thereof, include any material asset or omit any material liability, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1996, there has not been any material adverse change in the financial condition, results of operations, business or prospects of First Citizens and the Subsidiaries on a consolidated basis.

             (c) The Board of Directors of First Citizens has authorized execution of this Agreement and the Merger Agreement and approved the merger of the New Bank and Farmers as contemplated herein and therein. First Citizens has all requisite power and authority to enter into this Agreement and the Merger Agreement and First Citizens has the authority to consummate the transactions contemplated hereby. This Agreement constitutes the valid and legally binding obligation of First Citizens and this Agreement and the consummation of the transactions contemplated herein have been duly authorized and approved on behalf of First Citizens by all requisite corporate action. Provided the required approvals are obtained from the Board, neither the execution and delivery of this Agreement or the Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which First Citizens may be subject, any contract, agreement or instrument to which First Citizens is a party or by which First Citizens is bound or committed, or the Articles of Incorporation or Code of Regulations of First Citizens, or constitute an event which with the lapse of time or action by a third party, could, to the best of First Citizens' knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon any of the assets or properties of First Citizens or upon any of the stock of First Citizens; except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or
        (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of First Citizens on a consolidated basis.

             (d) There is no litigation, action, suit, investigation or proceeding pending or, to the best of the knowledge after due inquiry of First Citizens and its executive officers, threatened, against or affecting First Citizens and/or the Subsidiaries or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving a material amount which, if resolved adversely to the interest of First Citizens and the Subsidiaries, would materially affect the financial conditions or operations of First Citizens and the Subsidiaries and/or its ability to perform under this Merger Agreement, and to the best of the knowledge and belief after due inquiry of First Citizens and its executive officers, no one has asserted and no one has reasonable or valid grounds on which it reasonably can be expected that anyone will assert any such claims against First Citizens and the Subsidiaries based upon the wrongful action or inaction of First Citizens and the Subsidiaries or any of their respective officers, directors or employees.

             (e) At the time the Merger shall become effective and on such subsequent date when the former Stockholders of Farmers surrender their Farmers share certificates for cancellation, the First Citizens Common Shares to be received by Stockholders of Farmers will have been duly authorized and validly issued by First Citizens and will be fully paid and nonassessable.

             (f) Except for a fee to McDonald & Company Securities, Inc., First Citizens has not incurred and will not incur directly or indirectly any liability for brokerage, finders', agents' or investment bankers' fees or commissions in connection with this Agreement or the transactions contemplated thereby.

             (g) The Pension Plan for the Employees of First Citizens Banc Corp. and its Affiliates and the Savings and Retirement Plan for First Citizens Banc and its Affiliates (hereinafter referred to collectively as the "plans") which purport to be qualified plans under Section 401(a) of the Internal Revenue Code is so qualified and is in compliance in all material respects with the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file will result in a penalty or result in disqualification of the plan. First Citizens has no knowledge either of any circumstances which would adversely affect the qualifications of the plans or their compliance with the applicable requirements of ERISA, or of any "reportable event" (as such term is defined in Section 4043(b) of ERISA) or any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said section became applicable to the plans. With respect to those plans which are defined benefit plans within the meaning of ERISA, such plans meet the minimum funding standards set forth in the Internal Revenue Code and ERISA.

             (h) First Citizens has delivered to Farmers copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission by First Citizens for its fiscal years ended December 31, 1996, 1995, and 1994 including exhibits and all documents incorporated by reference therein, and the proxy materials disseminated by First Citizens to its Shareholders in connection with the 1997 Annual Meeting of Shareholders of First Citizens. Such Annual Report and proxy materials do not misstate a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

             (i) Since December 31, 1996, each of First Citizens and the Subsidiaries has conducted business only in the ordinary course, and has preserved its corporate existence, business and goodwill intact.

             (j) First Citizens and the Subsidiaries each have good and marketable title to all assets and properties, whether real or personal, tangible or intangible, including without limitation the capital stock of the Subsidiary Banks and all other assets and properties reflected in First Citizens' Balance Sheet of December 31, 1996 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of First Citizens. First Citizens or one of the Subsidiaries as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by First Citizens or one of the Subsidiaries.

             (k) To the best of the knowledge after due inquiry of First Citizens and its executive officers, First Citizens and the Subsidiaries have complied with all laws, regulations and orders applicable to them and to the conduct of their respective businesses, including without limitation, all statutes, rules and regulations pertaining to the conduct of banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to either First Citizens or the Subsidiaries. Neither First Citizens nor any of the Subsidiaries is the subject of, nor a party to, any regulatory action or agreement such as letter agreements, memorandum of understanding, cease and desist orders or like agreements. Neither First Citizens nor the Subsidiaries are in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of First Citizens' knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity, where the default(s) could reasonably be expected to have a material adverse effect on the financial conditions, results of operations or business of First Citizens and the Subsidiaries on a consolidated basis.

             (l) First Citizens has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by First Citizens up to the date hereof. To the best of the knowledge and belief of First Citizens all such returns are true and correct in all material respects, and First Citizens has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed (other than those claims being contested in good faith and which have been disclosed to Farmers) to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment which might materially and adversely affect First Citizens or the Subsidiaries, and for which an adequate reserve has not been established. To the best of its knowledge and belief, First Citizens has paid or made adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief First Citizens has, or at the time the Merger shall become effective will have, no material liability for any taxes, interest or penalties of any nature whatsoever, except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of First Citizens as of the time the Merger shall become effective.

             (m) To the best of its knowledge and belief, but without having undertaken an environmental audit, First Citizens has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as previously disclosed to Farmers in a letter of even date herewith), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) First Citizens' premises or any other real property owned or leased by First Citizens other than other real estate owned, for which no investigation was conducted by First Citizens, but for which First Citizens has no knowledge of such, or into any water systems on or below the surface of the First Citizens premises or any other real property owned or leased by First Citizens other than other real estate owned, for which no investigation was conducted by First Citizens, but for which First Citizens has no knowledge of such from any source whatsoever. As used in this Agreement, the terms "hazardous substance," "hazardous waste," pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

          8. Representations and Warranties of Farmers. Farmers represents and warrants to First Citizens that, except as set forth in the disclosure letter dated of even date herewith (the "Disclosure Letter") and attached hereto and made a part hereof, as follows:

             (a) Farmers is a banking corporation duly organized and validly existing in good standing under the laws of the State of Ohio. Farmers has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to engage in the businesses and activities now conducted by it. As of the date of this Agreement, the authorized capital stock of Farmers consists of 200,000 shares of common stock with $20 par value, all of which shares are issued and outstanding and none are shares of treasury stock owned by Farmers. All of said shares of capital stock are fully paid and nonassessable and are not issued in violation of the preemptive rights of any shareholder. There are no outstanding options, warrants or commitments of any kind relating to Farmer's capital stock.

             (b) Farmers has furnished to First Citizens copies of all financial statements relating to Farmers, as filed with the appropriate regulatory agencies, as of and for the years ended December 31, 1996 and 1995. Farmers has furnished to First Citizens copies of all financial statements relating to Farmers, as filed with the appropriate regulatory agencies, as of and for the period ended March 31, 1997 and will furnish to First Citizens monthly financial statements for the period thereafter through the effective time of the Merger. Each of the aforementioned financial statements is and shall be prepared in accordance with Generally Accepted Accounting Principles or applicable regulatory accounting principles applicable to Farmers consistently applied and is and shall be true and correct in all material respects and together present fairly the consolidated financial position and results of operations of Farmers as of the dates and for the periods therein set forth (subject, in the case of such interim financial statements, to normal year-end adjustments). Farmers financial statements do not and will not, as of the dates thereof, include any asset in excess of $5,000 or omit any liability in excess of $5,000, absolute or contingent, or other fact, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, misleading in any material respect. Since December 31, 1996, there has not been any change in the financial condition, results of operations, business or prospects of Farmers (including, without limitation, any adverse trend in the loan loss experience of Farmers) which in the aggregate, has had a material adverse effect on Farmer's condition.

             (c) The Board of Directors of Farmers has authorized execution of this Agreement. Subject to the approval by the Stockholders of Farmers, Farmers has all requisite power and authority to enter in this Agreement and the Merger Agreement. Farmers has the authority to consummate the transactions contemplated hereby so that, provided all required corporate and regulatory approvals are obtained, neither the execution and delivery of this Agreement, the Merger Agreement nor the consummation of the Merger will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any law, or any rule or regulation of any governmental agency or authority or any judgment, order or decree of any court or other governmental agency to which Farmers may be subject, any contract, agreement or instrument to which Farmers is a party or by which Farmers is bound or committed, or the Articles of Incorporation or Code of Regulations of Farmers, or constitute an event which with the lapse of time or action by a third party, could, to the best of Farmer's knowledge, result in the default under any of the foregoing or result in the creation of any lien, charge, encumbrance upon any of the assets, property or capital stock of Farmers, except, however, in the case of contracts, agreements or instruments, such defaults, conflicts or breaches which either (i) will be cured or waived prior to the time the Merger becomes effective, or (ii) if not so cured or waived would not, in the aggregate, have any material adverse effect on the financial condition, results of operations or business of Farmers.

             (d) Except as disclosed in Subsection (d) of the Disclosure Letter, there is no litigation, action, suit, investigation or proceeding pending or, to the best of their knowledge after due inquiry of Farmers and its executive officers, overtly threatened, against or affecting Farmers or involving any of their respective properties or assets, at law or in equity, before any federal, state, municipal, local or other governmental authority, involving in excess of $5,000, and to the best of the knowledge and belief after due inquiry of Farmers and its executive officers, no one has asserted and no one has reasonable or valid ground on which it reasonably can be expected that anyone will assert any such claims against Farmers based upon the wrongful action or inaction of Farmers or its respective officers, directors or employees.

             (e) Farmers has good and marketable title to all assets and properties, whether real or personal, tangible or intangible reflected in Farmer's Balance Sheet of December 31, 1996 or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996) subject to no liens, mortgages, security interests, encumbrances, pledges or charges of any kind, except: (i) those items that secure liabilities that are reflected in said Balance Sheet; (ii) statutory liens for taxes not yet delinquent; and (iii) minor defects and irregularities in title and encumbrances which do not impair the use thereof for the purposes for which they are held; and such liens, mortgages, security interests, encumbrances and charges are not in the aggregate, material to the assets and properties of Farmers. Farmers as lessee has the contractual right under valid leases to occupy, use, possess and control all material property leased by Farmers.

             (f) To the best of the knowledge after due inquiry of Farmers and its executive officers, Farmers has complied with all laws, regulations and orders applicable to it and to the conduct of its business, including without limitation, all statutes, rules and regulations pertaining to the conduct of its banking activities except for possible technical violations which together with any penalty which results therefrom are or will be of no material consequence to Farmers. Except as disclosed in Subsection (f) of the Disclosure Letter, Farmers is not the subject of, nor is a party to, any regulatory actions or agreement such as letter agreements, memorandum of understanding, cease and desist order or like agreements. Farmers is not in default under, and no event has occurred which, with the lapse of time or action by a third party, could, to the best of Farmer's knowledge after due inquiry, result in the default under the terms of any judgment, decree, order, writ, rule or regulation of any governmental authority or court, whether federal, state or local and whether at law or in equity.

             (g) Except as disclosed in Subsection (g) of the Disclosure Letter, Farmers has not, since December 31, 1996 to the date hereof: (i) issued or sold any of its capital stock or any corporate debt securities; (ii) granted any option for the purchase of capital stock; (iii) declared or set aside or paid any dividend or other distribution in respect of its capital stock except as permitted pursuant to Section 9(a) hereof or, directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (iv) incurred any obligation or liability (absolute or contingent), except for obligations reflected in this Agreement or the Merger Agreement, and except for obligations or liabilities incurred in the ordinary course of business, or mortgaged, pledged or subjected to lien or encumbrance (other than statutory liens for taxes not yet delinquent) any of its assets or properties; (v) discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than the current portion of any long term liabilities which become due after December 31, 1996, current liabilities included in its financial statements as of December 31, 1996, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transactions contemplated by this Agreement or the Merger Agreement;
        (vi) sold, exchanged or otherwise disposed of any of its capital assets worth in excess of $5,000 outside the ordinary course of business; (vii) made any officers' salary increase or wage increase other than in the ordinary course of business, entered into any employment contract with any officer or salaried employee or, instituted any employee welfare, bonus, stock option, profit-sharing, retirement or similar plan or arrangement; (viii) suffered any damage, destruction or loss, whether or not covered by insurance, involving in excess of $5,000, affecting its business, property or assets or waived (except for fair consideration) any rights of value which are material in the aggregate, considering its business taken as a whole; or (ix) entered or agreed to enter into any agreement or arrangement granting any preferential right to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights.

             (h) Except as disclosed in Subsection (h) of the Disclosure Letter, Farmers is not a party to or bound by any written or oral: (i) employment or consulting contract which is not terminable by it on 60 days or less notice, (ii) employee bonus, deferred compensation, pension, stock bonus or purchase, profit-sharing, retirement or stock option plan, (iii) other employee benefit or welfare plan, or (iv) other executory material agreements which in any case obligate Farmers to make any payment(s) which in the aggregate exceed $5,000 per year except for contracts terminable on 60 days notice. All such pension, stock bonus or purchase, profit-sharing, defined benefit and retirement plans set forth under the caption "Qualified Plans" in the Farmers Document List (hereinafter referred to collectively as the

        "plan") are qualified plans under Section 401(a) of the Internal Revenue Code and in compliance in all material respects with ERISA. All material notices, reports and other filings required under applicable law to be given or made to or with any governmental agency with respect to the plans have been timely filed or delivered where failure to file would result in a penalty and/or result in disqualification of the plan. Farmers has no knowledge either of any circumstances which would adversely affect the qualification of the plans or their compliance with ERISA, or of any unreported "reportable event" (as such term is defined in Section 4043(b) of ERISA) or, any "prohibited transaction" (as such term is defined in Section 406 of ERISA and Section 4975(c) of the Internal Revenue Code) which has occurred since the date on which said sections became applicable to the plans. The plans meet the minimum funding standards set forth in the Internal Revenue Code and ERISA.

             (i) Farmers has duly filed all federal, state, county and local income, excise, real and personal property and other tax returns and reports (including, but not limited to, social security, withholding, unemployment insurance, and sales and use taxes) required to have been filed by Farmers up to the date hereof. Except as set forth in Subsection (i) of the Disclosure Letter, to the best of the knowledge and belief of Farmers all such returns are true, are correct in all material respects, and Farmers has paid or, prior to the time the Merger shall become effective, will pay all taxes, interest and penalties shown on such return or reports or claimed together than those claims being contested in good faith and which have been disclosed to First Citizens to be due to any federal, state, county, local or other taxing authority, and there is, and at the time the Merger shall become effective will be, no basis for any additional claim or assessment in excess of $5,000 and for which an adequate reserve has not been established. To the best of its knowledge and belief, Farmers has paid, made or will make adequate provision in its financial statements or its books and records for all taxes payable in respect of all periods ending as of the date thereof. To the best of its knowledge and belief, Farmers has, or at the time the Merger shall become effective will have, no liability for any taxes, interest or penalties of any nature whatsoever, in excess of $5,000 except for those taxes which may have arisen up to the time the Merger shall become effective in the ordinary course of business and are properly accrued on the books of Farmers as of the time the Merger shall become effective.

             (j) To the best of its knowledge and belief, but without having undertaken an environmental audit, Farmers has no knowledge of any underground storage tanks, any hazardous substances, hazardous waste, pollutant or contaminant, including, but not limited to, asbestos (except as disclosed in Subsection (j) of the Disclosure Letter), PCB's or urea formaldehyde, having been generated, released into, stored or deposited over, upon or below (in storage tanks or otherwise) Farmer's premises or any other real property owned or leased by Farmers other than other real estate owned, for which no investigation was conducted by Farmers, but for which Farmers has no knowledge of such, or into any water systems on or below the surface of the Farmers premises or any other real property owned or leased by Farmers other than other real estate owned, for which no investigation was conducted by Farmers, but for which Farmers has no knowledge of such from any source whatsoever. As used in this Agreement, the terms "hazardous substance," "hazardous waste," pollutant" and "contaminant" mean any substance, waste, pollutant or contaminant included within such terms under any applicable Federal, state or local statute or regulation.

             (k) Except for its obligation to its financial advisor Austin Associates, Inc., as previously disclosed to First Citizens, Farmers has not incurred and will not incur any liability for brokerage, finders', agents', or investment bankers' fees or commissions in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby and thereby.

             (l) Subject to their fiduciary duties, the directors of Farmers executing this Agreement shall vote the shares of Farmers held directly by them in favor of adoption of the Agreement.

             (m) All contracts and commitments (whether written or oral) that may have a material effect on the business of Farmers are disclosed in subsection (m) of the Disclosure Letter and copies of any such written contracts or commitments have been provided to First Citizens. All contracts and commitments for the lease or purchase of equipment or services have been entered into on an arm's length basis.

             (n) The deposits of Farmers are insured by the Federal Deposit Insurance Corporation in accordance with the Federal Deposit Insurance Act ("FDIA"). Farmers has paid all assessments and filed all reports required under the FDIA and is in compliance, in all material respects, with all regulatory requirements imposed in connection with the insurance of its deposits.

             (o) To the best of Farmer's knowledge and belief, the reserves for possible loan losses on the outstanding loans of Farmers (if any, as reflected in the balance sheet of Farmers as of December 31, 1996 (the "1996 Balance Sheet") are adequate to absorb all known and anticipated loan losses in the loan portfolio of Farmers, net of recoveries relating to loans previously charged off. Except as set forth in subsection (o) of the Disclosure Letter, there are no loans of Farmers the present principal balance of which is in excess of $5,000 that have been classified orally or in writing by bank examiners (regulatory or internal) as "Other Loans Specifically Mentioned," "Substandard," "Doubtful," or "Loss," as of the last examination date (which shall include the date on which any examination prior to the effective time is concluded). To the best of Farmer's knowledge and belief, each loan in the principal amount of $5,000 or greater reflected as an asset of Farmers in the 1996 Balance Sheet or acquired by Farmers since December 31, 1996, is the legal, valid and binding obligation of the obligor and any guarantor named therein, and no such loan is subject to any defense, offset or counterclaim. Except for pledges to secure public and trust deposits, to the best of Farmer's knowledge and belief, none of the investments reflected in the 1996 Balance Sheet under the heading "Investment Securities," and none of the investments made by Farmers since December 31, 1996, is subject to any restriction, whether contractual or statutory, which impairs the ability of Farmers freely to dispose of such investment at any time. Farmers is not a party to any repurchase agreements. Except as set forth in subsection (o) of the Disclosure Letter, and except for transactions aggregating less than $5,000, Farmers has not sold or otherwise disposed of any assets in a transaction in which the acquirer of such assets or any other person has the right, either conditionally or absolutely, to require Farmers to repurchase or otherwise re acquire any such assets.

             (p) Prior to the Closing, Farmers will have provided First Citizens with a list of all certificates of deposit or checking, savings or other deposits and a list of all certificates of deposit or checking, savings or other deposits owned by directors and officers of Farmers and their affiliates as of the last day of the calendar month immediately prior to the Closing. In addition, Farmers shall provide First Citizens with a list of (i) all certificates of deposit, checking, savings or other deposits in excess of $100,000 and (ii) all customers with aggregate deposits in excess of $100,000.

             (q) Subsection (q) of the Disclosure Letter contains a list and a brief description of all insurance policies currently in force with respect to Farmers. All premiums due on such policies have been paid, and such policies will continue to remain in force through the Effective Time. Subsection (q) the disclosure letter also contains a description of all claims in excess of $1,000 currently pending under such insurance policies, together with a list of all other claims in excess of $1,000 which have been filed during the last three (3) years and a description of the disposition thereof.

             (r) Except to the extent reflected or reserved against in the 1996 Balance Sheet or in the notes thereto, as of the date of such Balance Sheet, Farmers has no liabilities or obligations, secured or unsecured, whether accrued, absolute, contingent or otherwise, which would materially and adversely affect the financial condition, results of operations, assets, or business of Farmers.

             (s) Except for loans made in the ordinary course of business, Farmers has no business relationships, business transactions or indebtedness with or to any of its officers and directors.

          9. Action by Farmers Pending Effective Time. Farmers agrees that from the date of this Agreement until the time the Merger shall become effective, except with prior written permission of First Citizens:

             (a) Beginning with the date hereof and until such time as the Merger shall become effective, Farmers will not declare or pay any dividends or make any distributions other than regular cash dividends, payable at such times and in amounts consistent with past practice and not to exceed the per share rate paid in the prior calendar year, provided that if the merger shall occur prior to the payment of the regular annual cash dividend of Farmers, Farmers may pay a cash dividend in an amount equal to the per share rate paid in the prior calendar year, prorated to the date of the Merger. If, prior to the consummation of the Merger, Farmers shall declare a stock dividend or make distributions upon or subdivide, split up, reclassify or combine its shares of common stock in any security convertible into its common stock, appropriate adjustment or adjustments will be made in the foregoing per share dividend rate.

             (b) Farmers will not issue, sell, grant any option for, or acquire for value any shares of its capital stock or otherwise effect any change in connection with its capitalization.

             (c) Except as otherwise set forth in or contemplated by this Agreement or the Merger Agreement, Farmers will carry on its businesses in substantially the same manner as heretofore, keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.

             (d) Farmers will not: (i) enter into any transaction other than in the ordinary course of business or incur or agree to incur any obligation or liability except liabilities incurred and obligations entered into in the ordinary course of business; (ii) change its lending, investment, liability management and other policies in any respect; (iii) except as committed for adjustment as of the date hereof and consistent with prior practice, grant any general or uniform increase in the rates of pay of employees; (iv) incur or commit to any capital expenditures other than in the ordinary course of business, or
        (v) merge into, consolidate with or sell its assets to any other corporation or person, or permit any other corporation to be merged or consolidated with it or acquire all of the assets of any other corporation or person.

             (e) Farmers will not change its method of accounting in effect at December 31, 1996 except as required by changes in generally accepted accounting principles and concurred in by Farmer's independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of Farmer's Federal income tax returns for the taxable year ending December 31, 1996, except for changes required by law.

             (f) Farmers will promptly advise First Citizens in writing of all material actions taken by the directors and Stockholders of Farmers, furnish First Citizens with copies of all minutes of such action and monthly interim financial statements of Farmers as they become available, commencing with the April 1997 statements, and keep First Citizens fully informed concerning all developments which in the opinion of Farmers may have a material effect upon the business, properties or condition (either financial or otherwise) of Farmers.

          10. Action by First Citizens Pending Effective Time. First Citizens agrees that from the date of this Agreement until the time the Merger shall become effective:

             (a) First Citizens will carry on its business in substantially the same manner as heretofore except as otherwise set forth in or contemplated by this Agreement, and First Citizens will keep in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it and use its best efforts to maintain and preserve its business organization intact.

             (b) First Citizens will not change its methods of accounting in effect at December 31, 1996, except as required by changes in generally accepted accounting principles as concurred in by First Citizens' independent auditors, or change any of its methods of reporting income and deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns of First Citizens' Subsidiaries for the taxable year ended December 31, 1996, except for changes required by law or take any action which could jeopardize the tax free nature of the Merger or the pooling of interests accounting treatment for the Merger.

             (c) First Citizens will furnish Farmers with copies of interim financial statements of First Citizens and all reports, schedules and statements filed by or delivered for First Citizens pursuant to the Securities and Exchange Act of 1934 and the rules and regulations promulgated thereunder, as they become available, and keep Farmers fully informed concerning all developments which in the opinion of First Citizens may have a material effect upon the business, properties or condition (either financial or otherwise) of First Citizens.

          11. Conditions to Obligations of First Citizens. The obligations of First Citizens under this Agreement and the Merger Agreement are subject, unless waived by First Citizens, to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

             (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a change, in the financial condition, aggregate net assets, Stockholders' equity, business or operating results of Farmers from December 31, 1996 to the time the Merger shall become effective.

             (b) Farmers shall not have paid cash dividends from the date hereof to the time the Merger shall become effective except as permitted under this Agreement.

             (c) All representations by Farmers contained in this Agreement and the Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by this Agreement or the Merger Agreement and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time. In addition, all amendments to the Disclosure Letter shall have been approved by First Citizens in accordance with Section 19.

             (d) First Citizens shall have received the opinion of legal counsel for Farmers, dated the time the Merger shall become effective, substantially to the effect set forth in Exhibit A hereto.

             (e) Farmers shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by this Agreement or the Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

             (f) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency by the federal or state government in which it is sought to restrain or prohibit the consummation of the Merger, and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against Farmers which First Citizens shall in good faith determine, with advice of counsel:
        (i) has a reasonable likelihood of being successfully prosecuted and
        (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for First Citizens.

             (g) Prior to the time the Merger shall become effective, First Citizens shall not have been deprived of adequate opportunity to conduct such review and examination of the business, properties, and condition (financial or otherwise) of Farmers as First Citizens shall have deemed prudent. In the event Farmers receives a written examination report or written agreement with a state or federal banking regulatory agency, First Citizens shall have an opportunity to review such examination report or written agreement for a period of thirty days and may, at its option, elect to terminate its obligations under this Agreement during such review period.

             (h) Holders of Farmers Common Stock who are entitled to exercise in the aggregate not more than 10% of the voting power of the issued and outstanding Farmers Common Stock as of the time the Merger shall become effective shall have taken steps to perfect their rights as dissenting Stockholders pursuant to the provisions the Sections 1115.19 and 1701.85 of the Ohio Revised Code so that if, at the time the Merger shall become effective, holders of more than 10% of such shares shall have taken such steps, First Citizens may, at its option, refuse to consummate the Merger.

             (i) Farmers shall have furnished First Citizens certificates, signed on its behalf by the Chairman or President and the Secretary or an Assistant Secretary of Farmers and dated the time the Merger shall become effective, to the effect that to the best of their knowledge, after due inquiry, the conditions described in Paragraphs (a), (b), (c), and (f) of this Section 11 have been fully satisfied.

             (j) First Citizens shall have received from each Affiliate a certificate in the form specified by First Citizens.

             (k) First Citizens shall have received from Farmers the officers' certificates required pursuant to Section 4 (m) hereof.

             (l) Each of (i) the Board of Directors of Farmers, (ii) Farmers' stockholders and (iii) First Citizens' shareholders shall have approved this Agreement and the Agreement of Merger.

             (m) First Citizens shall have received from Crowe, Chizek and Company, a letter dated the effective time, in substance reasonably acceptable to First Citizens, stating its opinion that based upon the information furnished that the transactions contemplated by this Agreement should be accounted for by First Citizens as a "pooling of interests" for financial statement reporting purposes and that such accounting treatment is in accordance with generally accepted accounting principles.

             (n) Pursuant to Section 4(1) hereof, First Citizens shall have filed such registration statements or applications as may be required under applicable blue sky laws and such registration statements or applications shall have become effective or approved and no stop order shall be threatened or in effect with respect thereto.

          12. Conditions to Obligations of Farmers. The obligations of Farmers under this Agreement or the Merger Agreement are subject, unless waived by Farmers, to the satisfaction on or prior to the time the Merger shall become effective of the following conditions:

             (a) There shall not have been any material adverse change or discovery of a condition or the occurrence of an event which has or is likely to result in such a change, in the financial condition, aggregate net assets, Stockholders' equity, business, or operating results of First Citizens from December 31, 1996, to the time the Merger shall become effective.

             (b) All representations by First Citizens contained in this Agreement and the Merger Agreement shall be true in all material respects at, or as of, the time the Merger shall become effective as though such representations were made at and as of said date, except for changes contemplated by this Agreement and the Merger Agreement, and except also for representations as of a specified time other than the time the Merger shall become effective, which shall be true in all material respects at such specified time.

             (c) Farmers shall have received the opinion of Counsel for First Citizens dated the time the Merger shall become effective substantially to the effect set forth in Exhibit B hereto.

             (d) First Citizens shall have performed or satisfied in all material respects all undertakings, agreements and conditions required by this Agreement and the Merger Agreement to be performed or satisfied by it at or prior to the time the Merger shall become effective.

             (e) At the time the Merger shall become effective, no suit, action or proceeding shall be pending or overtly threatened before any court or other governmental agency of the federal or state government in which it is sought to restrain, prohibit or set aside consummation of the Merger and no other suit, action or proceeding shall be pending or overtly threatened and no liability or claim shall have been asserted against First Citizens which Farmers shall in good faith determine, with advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for Farmers and its Stockholders.

             (f) First Citizens shall have furnished Farmers a certificate, signed by the Chairman or President and by the Secretary or Assistant Secretary of First Citizens and dated the time the Merger shall become effective to the effect that to the best of their knowledge after due inquiry the conditions described in Paragraphs (a), (b), and (e) of this
        Section 12 have been fully satisfied.

             (g) First Citizens and Farmers shall have received the opinion called for pursuant to Section 6 of this Agreement and there shall exist as of, at or immediately prior to the time the Merger shall become effective no facts or circumstances which would render such opinion inapplicable in any respect to the transactions to be consummated hereunder.

          13. Conditions to Obligations of All Parties. In addition to the provisions of Sections 11 and 12 hereof, the obligations of First Citizens and Farmers to cause the transactions contemplated herein to be consummated shall be subject to the satisfaction of the following conditions on or prior to the time the Merger shall become effective:

             (a) The parties hereto shall have received all necessary approvals of governmental agencies and authorities of the transactions contemplated by this Agreement and each of such approvals shall remain in full force and effect at the time the Merger shall become effective and such approvals and the transactions contemplated thereby shall not have been contested by any federal or state governmental authority by formal proceeding, or contested by any other third party by formal proceeding which the Board of Directors or the party asserting a failure of a condition under this Section 13(a) shall in good faith determine, with the advice of counsel: (i) has a reasonable likelihood of being successfully prosecuted and (ii) if successfully prosecuted, would materially and adversely affect the benefits hereunder intended for such party. It is understood that, if any contest as aforesaid is brought by formal proceedings, First Citizens may, but shall not be obligated to, answer and defend such contest. First Citizens shall notify Farmers promptly upon receipt of all necessary governmental approvals.

             (b) The registration statement required to be filed by First Citizens pursuant to Section 4(c) of this Agreement shall have become effective by an order of the Securities and Exchange Commission, the shares of First Citizens Common Shares to be exchanged in the Merger shall have been qualified or exempted under all applicable state securities laws, and there shall have been no stop order issued or threatened by the Securities and Exchange Commission that suspends or would suspend the effectiveness of the registration statement, and no proceeding shall have been commenced, pending or overtly threatened for such purpose.

             (c) This Agreement and the Merger Agreement shall have been duly adopted, ratified and confirmed by the requisite affirmative votes of the Stockholders of Farmers.

          14. Non-survival of Representations and Warranties. The respective representations and warranties of First Citizens and Farmers set forth shall expire at the effective time of the Merger.

          15. Governing Law. This Agreement shall be construed and interpreted according to the applicable laws of the State of Ohio.

          16. Assignment. This Agreement and the Merger Agreement and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor the Merger Agreement nor any of the rights, interest, or obligations hereunder or thereunder shall be assigned by either of the parties hereto without the prior written consent of the other party.

          17. Satisfaction of Conditions; Termination.

             (a) First Citizens agrees to use its best effort to obtain satisfaction of the conditions insofar as they relate to First Citizens, and Farmers agrees to use its best efforts to obtain the satisfaction of the conditions insofar as they relate to Farmers. If any material condition to the obligations of First Citizens set forth in Section 11 or 13 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by First Citizens, or if any material condition to the obligations of Farmers set forth in Section 12 or 13 is not substantially satisfied at the time or times contemplated thereby and such condition is not waived by Farmers, or if at any time prior to the time the Merger shall become effective, it shall become reasonably certain that such condition will not be substantially satisfied and such condition is not waived by First Citizens or Farmers, as the case may be, either First Citizens or Farmers may terminate this Agreement by written notice to the other party after the expiration of fifteen (15) days written notice to the other party during which time such other party shall have an opportunity to cure such defect in said condition. This Agreement may be terminated and abandoned (either before or after the meetings of Stockholders contemplated hereby) by mutual written consent of First Citizens and Farmers authorized by their respective Boards of Directors. In the event of such termination caused otherwise than by breach of this Agreement by any of the parties hereto, this Agreement shall cease and terminate, the acquisition of Farmers as provided herein shall not be consummated, and neither First Citizens nor Farmers shall have any further liability under this Agreement of any nature whatever, including any liability for damages. In the event this Agreement is terminated, the duties of both parties with respect to confidential information set forth in Sections 4(d) shall survive any such termination. In addition to the other grounds for termination of this Agreement set forth herein, this Agreement can be terminated by written notice by either party to the other, in each case authorized by its Board of Directors, if the Merger shall not have been consummated by February 1, 1998, or the date of such notice, whichever is later.

             (b) If termination of this Agreement shall be judicially determined to have been caused by breach of this Agreement, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall indemnify the other parties for their respective costs, fees and expenses of its counsel, accountants and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related actions and its Stockholders' meetings and actions.

          18. Waivers, Amendments. Any of the provisions of this Agreement may be waived at any time by the party which is, or the Stockholders of which are, entitled to the benefit thereof, by resolution of the Board of Directors of such party. This Agreement may be amended or modified in whole or in part by an agreement in writing executed in the same manner (but not necessarily by the same person) as this Agreement and which makes reference to this Agreement, pursuant to a resolution, adopted by the Boards of Directors of the respective parties, provided, however, such amendment or modification may be made in this manner by the respective Boards of Directors of First Citizens and Farmers at anytime prior to a favorable vote of such party's Stockholders, but may be made after a favorable vote by the Stockholders of such party, only if, in the opinion of its Board of Directors, such amendment or modification will not have any material adverse effect on the benefits intended under this Agreement for the Stockholders of such party and will not require resolicitation of any proxies from such Stockholders.

          19. Entire Agreement. This Agreement supersedes any other agreement, whether written or oral, that may have been made or entered into by First Citizens and Farmers or by any officer or officers of such parties relating to the acquisition of the business or the capital stock of Farmers by First Citizens. This Agreement, including the exhibits and schedules hereto (which shall include the Disclosure Letter and the Merger Agreement) together constitute the entire agreement of the parties, and there are no agreements or commitments except as set forth herein and therein. This Agreement and the Merger Agreement may only be amended in a writing signed by the parties hereto and thereto. The Disclosure Letter may be amended by Farmers from time to time after the date hereof upon the prior written consent of First Citizens.

          20. Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in several counterparts, each of which shall constitute one and the same instrument.

          21. Notices. All notices and other communications hereunder shall be deemed to have been duly given if forwarded by regular First Class United States Mail, postage prepaid, or a nationally recognized overnight courier service. All notices and other communications hereunder given to any party shall be communicated to the remaining party to this Agreement by mail in the same manner as herein provided.

           a) If to First Citizens, to:

           David Voight, President
           First Citizens Banc Corp.
           100 East Water Street
           Sandusky, OH 44870

           With copies to:

           Dean S. Lucal, Esq.
           Lucal & McGookey
           502 West Washington St.
           Sandusky, OH 44870
           and

           M. Patricia Oliver, Esq.
           Squire, Sanders & Dempsey, LLP
           4490 Key Tower
           127 Public Square
           Cleveland, OH 44414-1304

           (b) If to Farmers, to:

           Ms. Dorothy L. Robey
           The Farmers State Bank
           102 S. Kibler
           New Washington, OH 44854-9401

           With copies to:

           Martin D. Werner, Esq.
           Werner & Blank Co., L.P.A.
           7205 W. Central Avenue
           Toledo, Ohio 43617

          22. Publicity. First Citizens and Farmers agree to consult with and obtain the consent of the other, prior to any media release or other public disclosures as to the matters covered by this Agreement, except as may be required by law.

          24. Whenever a representation or warranty is made herein as being "to the knowledge of" a party hereto or the officers or directors thereof, it is understood that an officer has made or caused to be made by personnel or representatives competent to determine the accuracy thereof (and the results thereof reported to him) an investigation which is appropriate to determine the accuracy of such representation or warranty.

          25. The corporate trust department of Fifth Third Bank, as transfer agent for the First Citizens Common Shares (or such other bank or trust company as First Citizens selects) shall act as exchange agent in respect of the conversion of Farmers common stock into First Citizens common shares.

     IN WITNESS WHEREOF, this Agreement has been executed the day and year first above written.


ATTEST:                                            First Citizens Banc Corp.
-----------------------------------------          By: /s/ DAVID VOIGHT
By: /s/ JAMES MILLER                                   -------------------------------------
-------------------------------------              David Voight, President
Its: Senior Vice President
-------------------------------------              The Farmers State Bank
ATTEST:                                            By: /s/ DOROTHY ROBEY
-----------------------------------------              -------------------------------------
By: /s/ WILLIAM SHEAFFER                           Dorothy Robey, President
-------------------------------------
Its: Vice President
-------------------------------------

As individuals and with respect solely to the understanding made in Section 8(l) of this Agreement.

/s/ DOROTHY ROBEY                                  /s/ RONALD DENTINGER
-----------------------------------------          -----------------------------------------

/s/ ROBERT L. BORDNER                              /s/ ROBERT M. OBRINGER
-----------------------------------------          -----------------------------------------

/s/ RICHARD NIEDERMIER
-----------------------------------------          -----------------------------------------

/s/ BLYTHE FRIEDLEY
-----------------------------------------          -----------------------------------------

/s/ WILLIAM SHEAFFER
-----------------------------------------          -----------------------------------------

/s/ LUTHER SHAFER
-----------------------------------------          -----------------------------------------

                                   APPENDIX B

                                MERGER AGREEMENT

     THIS MERGER AGREEMENT (this "Agreement") dated as of November 26, 1997, is by and between Farmers Interim Bank ("New Bank"), an Ohio state banking corporation and wholly owned subsidiary of First Citizens Banc Corp., ("First Citizens") and The Farmers State Bank of New Washington, Ohio ("Farmers"), an Ohio state banking corporation and is joined in by First Citizens, the sole shareholder of New Bank.

                                  WITNESSETH:

     WHEREAS, the Board of Directors of the New Bank and the Board of Directors of Farmers have determined that it is in the best interests of the New Bank and Farmers to merge New Bank with and into Farmers in accordance with the provisions of the laws of the State of Ohio (the "Merger"); and

     WHEREAS, the Board of Directors of Farmers and the Board of Directors of New Bank have each adopted a resolution approving this Agreement and have directed that the Merger Agreement be submitted to the shareholders of Farmers and New Bank entitled to vote in respect thereof for adoption and approval;

     NOW, THEREFORE, the parties hereto, subject to the terms and conditions contained herein, agrees as follows:

                                   ARTICLE I

                            CONSTITUENT CORPORATIONS

     Farmers and New Bank shall be the constituent banking corporations with respect to the Merger.

                                   ARTICLE II

                                     MERGER

     Effective as of the date set forth in the Certificate of Merger filed in accordance with Section 1115.11 (F) of the Ohio Revised Code with the Secretary of State of the State of Ohio (the "Effective Time"), New Bank shall be merged into Farmers and Farmers shall be the surviving banking corporation (the "Surviving Corporation"), which after the effective time of the Merger shall be known as "The Farmers State Bank of New Washington, Ohio."

                                  ARTICLE III

                        ARTICLES OF INCORPORATION, ETC.

     1. At the Effective Time, the Articles of Incorporation and Code of Regulations of Farmers shall constitute the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

     2. The Surviving Corporation's main office shall be located at 102 S. Kibler St., New Washington, Ohio, until otherwise changed in accordance with law.

     3. Officers of Farmers immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office until his respective successor is duly elected or appointed and qualified in accordance with the provisions of the Articles of Incorporation and Code of Regulations of the Surviving

Corporation and of applicable law, or until his earlier death, resignation or removal. At the Effective Time, the directors of the Surviving Corporation shall be as follows:

        Robert L. Bordner                       Robert M. Obringer
        6830 St. Rte. 602                       801 S. Poplar Street
        New Washington, Ohio 44854              New Washington, Ohio 44854

        Ronald Dentinger                        Dorothy L. Robey
        16557 E. Twp. Rd. 44                    459 Washington Street
        Attica, Ohio 44807                      New Washington, Ohio 44854

        Blythe Friedley                         Luther Shafer
        423 West Main Street                    3066 Sycamore-New Washington Road
        New Washington, Ohio 44854              Bloomville, Ohio 44818

        Dean S. Lucal, Esq.                     William Sheaffer
        404 Cedar Brook Lane                    6768 Baker Road
        Sandusky, Ohio 44870                    Shelby, Ohio 44875

        Richard Niedermier                      David A. Voight
        608 Sharf Street                        1112 Taylor Road
        New Washington, Ohio 44854              Sandusky, Ohio 44870

                                   ARTICLE IV

        MANNER OF CONVERTING AND EXCHANGING STOCK AND CAPITAL STRUCTURE

     1. Subject to the provisions of this Article IV, the manner of converting and exchanging the shares of the constituent corporation's stock at the Effective Time shall be as follows.

          Conversion and Exchange of Shares.

             (a) At the time the Merger shall become effective;

                (i) All of the outstanding certificates for shares of Farmers Common Stock shall, subject to statutory dissenters rights as provided Ohio Revised Code Section 1115.19 and 1701.85, be converted into the right to receive 6.06 duly authorized, validly issued, fully paid and non-assessable First Citizens Common Shares.

                (ii) The shares of Farmers Common Stock issued and outstanding immediately prior to the time the Merger shall become effective shall continue to be issued and outstanding shares of the Surviving Corporation and shall be held by First Citizens.

                (iii) The shares of New Bank issued and outstanding immediately prior to the effective time of the Merger and held by First Citizens shall be deemed canceled.

             (b) No fractional shares or scrip representing fractional First Citizens Common Shares will be issued by First Citizens in connection with the Merger, but in lieu thereof, any holder of Farmers Common Stock entitled to such a fractional share shall, upon surrender of the certificate or certificates formerly representing such Farmers Common Stock, be paid cash, without interest, by First Citizens for such fractional share(s). The cash paid for fractional shares shall be based upon $33.50 per share of First Citizens Common Shares.

             (c) As soon as practicable after the time the Merger shall become effective, and subject to the provisions set forth above relating to the fractional shares, the corporate trust department of Fifth Third Bank, First Citizens' exchange agent, will distribute to the former holders of Farmers Common Stock in exchange for and upon surrender for cancellation by such holders of a certificate or certificates formerly representing shares of Farmers Common Stock the certificate(s) for First Citizens Common Shares in accordance with the provisions regarding the exchange of shares of Farmers Common Stock set forth in paragraph 1(a)(i) of this Merger Agreement. Each certificate formerly representing Farmers Common Stock (other than certificates representing shares of Farmers Common Stock subject to the rights of dissenting shareholders) shall be deemed for all purposes to evidence the ownership of the number of whole First Citizens Common Shares and cash for fractional share interests in First Citizens Common Shares into which such shares have been converted. Certificates representing shares of Farmers Common Stock held by a stockholder of Farmers, shall be aggregated together in determining the number of fractional shares for which such shareholder shall receive cash as provided for herein. Until surrender of the certificate or certificates formerly representing shares of Farmers Common Stock, the holder thereof shall not be entitled to receive any dividend or other payment or distribution payable to holders of First Citizens Common Shares. Upon such surrender (or in lieu of surrender other provisions reasonably satisfactory to First Citizens as are made as set forth in the next following paragraph), there shall be paid to the person entitled thereto the aggregate amount of dividends or other payments or distributions (in each case without interest) which became payable after the time the Merger shall become effective on the whole First Citizens Common Shares represented by the certificates issued upon such surrender and exchange or in accordance with such other provisions, as the case may be. After the time the Merger shall become effective, the holders of certificates formerly representing shares of Farmers Common Stock shall cease to have rights with respect to such shares except such rights, if any, as a holder of certificates formerly representing shares of Farmers Common Stock may have as dissenting shareholders pursuant to Ohio law and except as aforesaid, their sole rights shall be to exchange said certificates for certificates for First Citizens Common Shares in accordance with this Merger Agreement.

        Certificates formerly representing shares of Farmers Common Stock surrendered for cancellation by each shareholder entitled to exchange shares of Farmers Common Stock for First Citizens Common Shares by reason of the Merger shall be accompanied by such appropriate instruments of transfer as First Citizens may reasonably require, provided, however, that if there be delivered to First Citizens by any person who is unable to produce any such certificate formerly representing shares of Farmers Common Stock for transfer (i) evidence to the reasonable satisfaction of First Citizens that any such certificate has been lost, wrongfully taken or destroyed, and (ii) such indemnity agreement as reasonably may be requested by First Citizens to save it harmless, and (iii) evidence to the reasonable satisfaction of First Citizens that such person is the owner of the shares theretofore represented by each certificate claimed by him to be lost, wrongfully taken or destroyed and that he is the person who would be entitled to present each such certificate and to receive First Citizens Common Shares pursuant to this Merger Agreement, then First Citizens (or an Exchange Agent, as the case may be), in the absence of actual notice to it that any shares theretofore represented by any such certificate have been acquired by a bona fide purchaser, shall deliver to such person the certificate(s) representing First Citizens Common Shares which such person would have been entitled to receive upon surrender of each such lost, wrongfully taken or destroyed certificate representing shares of Farmers Common Stock.

     2. After the Effective Time, there shall be no transfers of the stock transfer books of New Bank of any certificates representing shares of New Bank Common Stock. After the Effective Time, upon presentation to the Surviving Corporation of certificates formerly representing capital stock of New Bank, such certificates shall be canceled.

     3. The Resulting Corporation shall have a capital structure equal to the following:

          (a) Common stock of $4,000,000.00, consisting of 200,000 shares of $20 par value all of which will be issued and outstanding immediately following the Effective Time of the Merger; and

          (b) Surplus of $4,000,000.00; and

          (c) Undivided profits, including capital reserves, of $5,877,000, adjusted for all earnings and losses between January, 1997, and the Effective Time of the Merger.

                                   ARTICLE V

                                EFFECT OF MERGER

     From and after the Effective Time, the Surviving Corporation shall have all of the rights, interests, privileges, powers, immunities and franchises (public and private) of each of the constituent corporations, and all property (real, personal and mixed), all debts due on whatever account, and all other chooses in action, of each of the constituent corporations. All interests of or belonging to or due to either of the constituent corporations shall thereupon be deemed to be transferred to and vested in the Surviving Corporation without act or deed and no title to any real estate or any interest therein vested in either of the constituent corporations shall revert or be in any way impaired because of the Merger.

                                   ARTICLE VI

                             SURVIVING CORPORATION

     From and after the Effective Time, the Surviving Corporation shall be responsible for all obligations of each of the constituent corporations and each claim existing and each action or proceeding pending by or against either of the constituent corporations may be prosecuted as if the Merger had not taken place, and the Surviving Corporation may be substituted in the place of such constituent corporation. No right of any creditor of either constituent corporation and no lien upon the property of either constituent corporation shall be impaired by the Merger.

                                  ARTICLE VII

                               FURTHER DOCUMENTS

     If at any time the Surviving Corporation shall consider or be advised that any further assignments, conveyances or assurances in law are necessary or desirable to vest, perfect or confirm of record in the Surviving Corporation the title to any property or rights of the constituent corporations, or otherwise to carry out the provisions hereof, the persons who were the proper officers and directors of the constituent corporations immediately prior to the Effective Time (or their successors in office) shall execute and deliver any and all proper deeds, assignments and assurances in law, and do all things necessary or proper, to vest, perfect or confirm title to such property or rights in the Surviving Corporation, including, but not limited to, filing with each court or other public tribunal, agency or officer by which Farmers or New Bank have been appointed in the capacity of fiduciary or agent, and in the court file of each estate, suit or proceeding in which any of them has been acting, a statement setting forth the information required by law or otherwise to carry out the provisions hereof.

                                  ARTICLE VIII

                                  TERMINATION

     Notwithstanding the adoption and approval of this Agreement and the Merger by the shareholders of Farmers and New Bank, this Agreement and the Merger may be terminated:

          (a) At any time prior to the Effective Time, by the mutual consent of the Boards of Directors of Farmers and New Bank; or

          (b) This Merger Agreement shall automatically terminate in the event of the termination of the Agreement and Plan of Reorganization dated July 3, 1997, as amended as of the date hereof, by and between Farmers and First Citizens to which it relates.

          (c) At any time prior to the Effective Time, by Farmers or New Bank if there shall have been a final judicial determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement or of the Merger is illegal, invalid or unenforceable;

          (d) By Farmers if the average closing sale price of First Citizens Common Shares for the ten consecutive trading days ending on the third trading day prior to the Effective Time is $26.80 or less. As used in this Agreement, "trading days" shall mean days on which actual trades of First Citizens Common Shares occur as reported by SNL Securities of Charlottesville, Virginia.

     In the event that this Agreement is terminated pursuant to this Article VIII, the Merger provided for herein shall be abandoned automatically and without any further act or deed by the parties hereto.

                                   ARTICLE IX

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     The consummation of the Merger pursuant to this Merger Agreement and the obligations of the parties hereto is subject to the satisfaction of the provisions and conditions of the Agreement and Plan of Reorganization by and between Farmers and First Citizens dated July 3, 1997, as amended as of the date hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested to on their behalf by the following officers thereunto duly authorized as of the day and year first written above.

THE FARMERS STATE BANK OF
NEW WASHINGTON, OHIO                             FARMERS INTERIM BANK

By: /s/ WILLIAM SHEAFFER                         By: /s/ DAVID A. VOIGHT
    -----------------------------------------    -----------------------------------------
    William Sheaffer, President                      David A. Voight, President
    and Chief Executive Officer

Attest:                                          Attest:
---------------------------------------------    ---------------------------------------------

By: /s/ WANDA J. WHITE                           By: /s/ JAMES MILLER
    -----------------------------------------    -----------------------------------------
Its: Secretary                                   Its: Secretary
------------------------------------------       ------------------------------------------

FIRST CITIZENS BANC CORP.

By: /s/ DAVID A. VOIGHT
    -----------------------------------------
    David A. Voight, President

Attest:
       --------------------------------------
By: /s/ JAMES MILLER
    -----------------------------------------
Its: Senior Vice President
   ------------------------------------------

                                   APPENDIX C

            DISSENTERS' RIGHTS UNDER SECTIONS 1115.19 AND 1701.85 OF
                             THE OHIO REVISED CODE

1115.19 DISSENTING SHAREHOLDERS

     Unless the articles of incorporation of the state bank otherwise provide, any shareholder of a state bank that has been consolidated or merged with, or whose assets have been transferred to, another state bank or a national bank, savings bank or savings association pursuant to any provision of this chapter other than section 1115.15 of the Revised Code, who did not vote in favor of the consolidation, merger, or transfer, shall be paid the fair cash value, as of the day before the vote was taken authorizing any such action, of the shares held, excluding from any such fair cash value any appreciation or depreciation in consequence of the consolidation, merger, or transfer which entitled the shareholder to this relief. Section 1701.85 of the Revised Code shall govern with respect to the shareholder's rights and any limitations on those rights. Any shareholder who does not object and demand in writing the payment of the fair cash value of the shares in the manner and at the time provided in section 1701.85 of the Revised Code, shall be bound by the vote of the board of directors or the assenting shareholders of the state bank.

1701.85 QUALIFICATIONS OF AND PROCEDURES FOR DISSENTING SHAREHOLDERS

     (A)(l) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

     (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

     (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

     (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

     (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

     (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

     (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

     (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

          (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

          (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption of the action involved;

          (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

          (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation has filed or joined in a complaint under division (B) of this section within the period provided in that division.

     (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

     (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                   APPENDIX D

                     FAIRNESS OPINION OF MCDONALD & COMPANY

                                February 9, 1998

Board of Directors
First Citizens Banc Corp.
100 East Water Street
Sandusky, OH 44871

Gentlemen and Madam:

     You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of common stock, no par value ("First Citizens Common Stock"), of First Citizens Banc Corp. ("First Citizens") of the exchange ratio as set forth in Article IV, Section 1 of the Merger Agreement, which is Appendix A to the Agreement and Plan of Reorganization dated July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998 (collectively, the "Agreements"), by and among First Citizens, Farmers Interim Bank ("Interim Bank"), and The Farmers State Bank of New Washington, Ohio ("Farmers").

     The Agreements provide for the merger (the "Merger") of Farmers with and into Interim Bank, a newly formed wholly owned subsidiary of First Citizens, pursuant to which, among other things, at the Effective Time (as defined in the Agreements), outstanding shares of Farmers common stock, par value $20.00 per share ("Farmers Common Stock"), will be exchanged for 6.06 shares of First Citizens Common Stock as set forth in Article IV, Section 1 of the Agreements (the "Exchange Ratio"). The terms and conditions of the Merger are more fully set forth in the Agreements.

     McDonald & Company Securities, Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     We have acted as First Citizens' financial advisor in connection with, and have participated in certain negotiations leading to, the execution of the Agreements. In connection with rendering our opinion set forth herein, we have among other things:

     (i) Reviewed First Citizens' Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1996, December 31, 1995 and December 31, 1994, including the audited financial statements contained therein; and First Citizens' Quarterly Reports on Form 10-Q for the three month periods ended September 30, 1997; June 30, 1997 and March 31, 1997.

     (ii) Reviewed Farmers' Consolidated Report of Income and Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks for the fiscal years ended December 31, 1996, December 31, 1995 and December 31, 1994; and Farmers' Consolidated Report of Income and Consolidated Report of Condition for Insured Commercial and State-Chartered Savings Banks, as amended, for the three month period ended September 30, 1997, June 30, 1997 March 31, 1997.

     (iii) Reviewed certain other public and nonpublic information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of First Citizens and Farmers provided to us or publicly available;

     (iv) Participated in meetings and telephone conferences with members of senior management of First Citizens and Farmers concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

     (v) Reviewed certain stock market information for First Citizens Common Stock and Farmers Common Stock and compared it with similar information for certain companies, the securities of which are publicly traded;

     (vi) Compared the results of operations and financial condition of First Citizens and Farmers with that of certain companies which we deemed to be relevant for purposes of this opinion;

Board of Directors
February 9, 1998
Page  Two

     (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which we deemed to be relevant for purposes of this opinion;

     (viii) Reviewed the Agreements and their schedules and exhibits and certain related documents; and

     (ix) Performed such other reviews and analyses as we have deemed appropriate.

     In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of First Citizens and Farmers contained in the Agreements. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we did not conduct a physical inspection of any of the assets, properties or facilities of either First Citizens or Farmers, nor have we made or obtained or been furnished with any independent evaluation or appraisal of any of such assets, properties or facilities or any of the liabilities of either First Citizens or Farmers. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of First Citizens and Farmers as to the future performance of First Citizens, Farmers, and First Citizens and Farmers combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreements, including the tax-free treatment of the merger to the holders of Farmers Common Stock, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreements.

     We will receive a fee for our services as financial advisor to First Citizens, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for our services in rendering this opinion.

     In the ordinary course of business, we may trade securities of First Citizens and Farmers for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities. In addition, McDonald & Company has provided investment banking services to First Citizens in the past (including financial advisory services with respect to prior acquisition transactions) and may provide such services in the future.

     This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio, to the holders of First Citizens Common Stock, and does not address the underlying business decision by First Citizens' Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any First Citizens shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent our opinion as to what the value of First Citizens Common Stock or Farmers Common Stock may be at the effective date of the Merger or as to the prospects of First Citizens' business or Farmers' business.

     This opinion is directed to and has been prepared solely for the confidential use of the Board of Directors of First Citizens. We do not believe that we are acting as agents of the First Citizens Board of Directors nor the holders of the First Citizens Common Stock, and we do not believe that any person other than the First Citizens Board of Directors has any legal right under state law to rely on this opinion. This opinion shall not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in a proxy statement to be mailed to the holders of First Citizens Common Stock in connection with the Merger, provided that this opinion will be reproduced in

Board of Directors
February 9, 1998
Page  Three

such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement will be in a form acceptable to us and our counsel.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of First Citizens Common Stock from a financial point of view.

                                       Very truly yours,

                                       /s/ McDONALD & COMPANY SECURITIES, INC.
                                           ------------------------------------
                                           McDONALD & COMPANY SECURITIES, INC.

                                   APPENDIX E

                     FAIRNESS OPINION OF AUSTIN ASSOCIATES

February 9, 1998

Board of Directors
The Farmers State Bank of New Washington
102 South Kibler Street
New Washington, OH 44854-9401

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to The Farmers State Bank of New Washington ("Farmers") and its shareholders of the terms of the Agreement and Plan of Reorganization dated as of July 3, 1997, as amended November 25, 1997, November 26, 1997 and January 26, 1998, and the related Merger Agreement dated as of November 26, 1997 (together, the "Agreement") between Farmers and First Citizens Banc Corp, Sandusky, Ohio ("First Citizens"). The terms of the Agreement provide for the acquisition of Farmers by First Citizens (the "Merger"). The Merger will be completed through a merger of Farmers with Farmers Interim Bank, a wholly owned subsidiary of First Citizens, formed for the limited purpose of effecting the Merger. As a result of the Merger, Farmers will become a wholly-owned subsidiary of First Citizens.

     The terms of the Agreement provide for each outstanding share of Farmers common stock to be converted into the right to receive 6.06 shares of First Citizens common stock. Based on 200,000 shares of Farmers stock issued and outstanding, a total of 1,212,000 shares of First Citizens stock shall be issued in the Merger.

     In carrying out our engagement, we have reviewed and analyzed material bearing upon the financial and operating condition of Farmers and First Citizens, including but not limited to the following: (i) the Proxy Statement/Prospectus; (ii) the financial statements of Farmers and First Citizens for the period 1992 through September, 1997; (iii) certain other publicly available information regarding Farmers and First Citizens; (iv) publicly available information regarding the performance of certain other companies whose business activities were believed by Austin Associates to be generally comparable to those of Farmers and First Citizens; (v) the financial terms, to the extent publicly available, of certain comparable transactions; and
(vi) such other analysis and information as we deemed relevant.

Page 2
Members of the Board
February 9, 1998

     In our review and analysis, we relied upon and assumed the accuracy and completeness of the financial and other information provided to us or publicly available, and have not attempted to verify the same. We have made no independent verification as to the status of individual loans made by Farmers or First Citizens, and have instead relied upon representations and information concerning loans of Farmers and First Citizens in the aggregate. In rendering our opinion, we have assumed that the transaction will be a tax-free reorganization with no material adverse tax consequences to Farmers or First Citizens, or to Farmers shareholders receiving First Citizens stock. In addition, we have assumed in the course of obtaining the necessary regulatory approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to Farmers and its shareholders.

     Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to Farmers and its shareholders.

     For our services in rendering this opinion, Farmers will pay us a fee and indemnify us against certain liabilities.

/s/  Austin Associates, Inc.
---------------------------------------------------------
Austin Associates, Inc.

                                       E-2